Filed pursuant to Rule 424(b)(5)
Registration No. 333-195747

This preliminary prospectus supplement relates to an effective registration statement under the Securities Act of 1933, as amended, but is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 12, 2016

PROSPECTUS SUPPLEMENT
(To prospectus dated May 7, 2014)

$150,000,000

GW PHARMACEUTICALS PLC

(Incorporated in England and Wales)

Representing            Ordinary Shares

This is a public offering of $150,000,000 of American depositary shares, or ADSs, of GW Pharmaceuticals plc. Each ADS will represent 12 ordinary shares, par value £0.001 per share.

Our ADSs are quoted on the Nasdaq Global Market under the symbol “GWPH”. On July 11, 2016, the last reported sale price of our ADSs was $96.35 per ADS.

Investing in our ADSs involves risk. See “Risk Factors” beginning on page S-30.

PRICE: $     PER ADS

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to us
Per ADS	$	$	$
Total	$	$	$

(1)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriters”.

We have granted the underwriters the right to purchase up to an additional $22,500,000 of ADSs within 30 days of the date of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on or about July      , 2016 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

MORGAN STANLEY	BofA MERRILL LYNCH	GOLDMAN, SACHS & CO.

Lead Manager	Manager
COWEN AND COMPANY	PIPER JAFFRAY

           , 2016

PROSPECTUS SUPPLEMENT

PROSPECTUS

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement adds to and updates information contained in and incorporated by reference into the accompanying prospectus dated May 7, 2014 relating to our ordinary shares and American depositary shares, or ADSs. You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus that we authorize to be distributed to you. We have not, and the underwriters have not, authorized any person to provide you with information different from that contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus are not an offer to sell, nor are they seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in, or incorporated by reference into this prospectus supplement or the accompanying prospectus speaks only as of the date of the prospectus supplement or the accompanying prospectus unless the information specifically indicates that another date applies, regardless of the time of delivery of this prospectus supplement or the accompanying prospectus or of any sale of the securities offered hereby. If the information in this prospectus supplement differs from the information contained in the accompanying prospectus or the documents incorporated by reference herein or therein, you should rely on the information contained in this prospectus supplement. However, if any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference in this prospectus supplement or the accompanying prospectus — the statement in the document having the later date modifies or supersedes the earlier statement.

This prospectus supplement and the accompanying prospectus includes or incorporates by reference statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, we have not independently verified such data.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the ADSs or possession or distribution of this prospectus supplement or the accompanying prospectus in that jurisdiction. Persons who come into possession of this prospectus supplement or the accompanying prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of the prospectus applicable to that jurisdiction.

The representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference in this prospectus supplement and the accompanying prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

Epidiolex®, Sativex®, the GW logo and other trademarks or service marks of GW Pharma appearing in or incorporated by reference into this prospectus supplement or the accompanying prospectus are the property of GW Pharma. Trade names, trademarks and service marks of other companies appearing in this prospectus supplement or the accompanying prospectus are the property of their respective owners.

In this prospectus supplement, “GW Pharma,” the “Group,” the “Company,” “we,” “us” and “our” refer to GW Pharmaceuticals plc and its consolidated subsidiaries, except where the context otherwise requires.

CONVENTIONS THAT APPLY TO THIS PROSPECTUS SUPPLEMENT

All references in this prospectus supplement or the documents incorporated by reference herein to “$” are to U.S. dollars, all references to “£” are to pounds sterling and all references to “€” are to Euros. Solely for the convenience of the reader, unless otherwise indicated, all pounds sterling amounts as at and for the six months ended March 31, 2016 have been translated into U.S. dollars at the rate at March 31, 2016, of $1.4365 to £1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this prospectus supplement and the accompanying prospectus, the documents incorporated by reference herein and therein, are forward-looking statements.

These forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause our actual results of operations, financial condition, liquidity, performance, prospects, opportunities, achievements or industry results, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or suggested by, these forward-looking statements. These forward-looking statements are based on assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause those differences include, but are not limited to:

•	the inherent uncertainty of product development;
•	manufacturing and commercialization;
•	our ability to submit and maintain INDs and NDAs with the FDA, including our planned submission of our NDA for Epidiolex in the first half of 2017;
•	our ability to successfully design, commence and complete clinical trials;
•	patents, including, but not limited to, oppositions and legal challenges;
•	government regulation and approval, including, but not limited to, the expected timing of potential regulatory approval dates for Epidiolex;
•	future revenue being lower than expected;
•	the level of pricing and reimbursement for our products and product candidates, if approved;
•	increasing competitive pressures in our industry;
•	general economic conditions or conditions affecting demand for the products offered by us in the markets in which we operate, both domestically and internationally, being less favorable than expected;
•	currency fluctuations and hedging risks;
•	worldwide economic and business conditions and conditions in the industry in which we operate;
•	our relationships with our customers and suppliers;
•	increased competition from other companies in the industry in which we operate;
•	changing technology;
•	claims for personal injury or death arising from the use of products and product candidates produced by us;
•	the occurrence of accidents or other interruptions to our production processes;

•	changes in our business strategy or development plans, and our expected level of capital expenses;
•	our ability to attract and retain qualified personnel, including with respect to our preparation for potential commercialization of Epidiolex;
•	regulatory, environmental, legislative and judicial developments;
•	our intention not to pay dividends; and
•	factors that are not known to us at this time.

Additional factors that could cause actual results, financial condition, liquidity, performance, prospects, opportunities, achievements or industry results to differ materially include, but are not limited to, those discussed under “Risk Factors” or elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein. Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this prospectus supplement and the accompanying prospectus not to occur. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements speak only at the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this prospectus supplement and the accompanying prospectus might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive of, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

NOTE REGARDING EXPANDED ACCESS STUDIES

The expanded access studies we are currently supporting are uncontrolled, carried out by individual physician investigators independent from us, and not always conducted in strict compliance with Good Clinical Practices, all of which can lead to an observed treatment effect that may differ from one seen in placebo-controlled trials. Data from these studies provide only anecdotal evidence of efficacy for regulatory review, although they may provide supportive safety information for regulatory review. These studies contain no control or comparator group for reference and are not designed to be aggregated or reported as study results. Moreover, data from such small numbers of patients may be highly variable. Such information, including the statistical principles that the independent investigators have chosen to apply to the data, may not reliably predict results achieved after systematic evaluation of the efficacy in company-sponsored clinical trials or evaluated via other statistical principles that may be applied in these trials. Reliance on such information may lead to Phase 2 and/or Phase 3 clinical trials that are not adequately designed to demonstrate efficacy and could delay or prevent our ability to seek approval of Epidiolex. Physicians conducting these studies may use Epidiolex in a manner inconsistent with GW’s protocols, including in children with conditions different from those being studied in GW-sponsored trials. Any adverse events or reactions experienced by subjects in the expanded access program may be attributed to Epidiolex and may limit our ability to obtain regulatory approval with labeling that we consider desirable, or at all.

SUMMARY

This summary highlights selected information about us and the ADSs that we are offering. It may not contain all of the information that may be important to you. Before investing in the ADSs, you should read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein carefully for a more complete understanding of our business and this offering, including our consolidated financial statements, and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included and incorporated by reference in this prospectus supplement and the accompanying prospectus.

Company Overview

We are a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from our proprietary cannabinoid product platform in a broad range of disease areas. In our 18 years of operations, we have established a world leading position in the development of plant-derived cannabinoid therapeutics through our proven drug discovery and development processes, our intellectual property portfolio and our regulatory and manufacturing expertise. Our lead cannabinoid product candidate is Epidiolex, a liquid formulation of pure plant-derived cannabidiol, or CBD, for which we retain global commercial rights, and which is in development for a number of rare childhood-onset epilepsy disorders. We received Orphan Drug Designation from the U.S. Food and Drug Administration, or FDA, for Epidiolex for the treatment of Dravet syndrome, Lennox-Gastaut syndrome, or LGS, Tuberous Sclerosis Complex, or TSC, and Infantile Spasms, or IS, each of which are severe infantile-onset, drug-resistant epilepsy syndromes. Additionally, we have received Fast Track Designation from the FDA and Orphan Designation from the European Medicines Agency, or EMA, for Epidiolex for the treatment of Dravet syndrome. In March 2016, we reported positive results from the first pivotal Phase 3 trial of Epidiolex in Dravet syndrome. In June 2016, we reported positive results from the first pivotal Phase 3 trial of Epidiolex in LGS. We expect to submit a New Drug Application, or NDA, to the FDA in the first half of 2017 for Epidiolex in both Dravet syndrome and LGS. We are also building an experienced commercial team in the United States in preparation for the potential future launch of Epidiolex.

We have a deep pipeline of additional cannabinoid product candidates with an increasing focus on orphan pediatric neurologic conditions. Our pipeline includes cannabidivarin, or CBDV, which is in Phase 2 development in the field of epilepsy and is also being researched within the field of autism spectrum disorders, or ASD. In addition, we have received Orphan Drug Designation and Fast Track Designation from the FDA for intravenous CBD for the treatment of Neonatal Hypoxic Ischemic Encepholapthy, or NHIE, which is expected to enter Phase 1 development in the fourth quarter of 2016.

Our Product and Product Candidates

GW Product Pipeline Summary

Epilepsy and Pediatric Neurology

Product/Product Candidates	Indication	Partner(s)	Status	Expected Next Steps
Epidiolex (CBD)	Childhood-onset epilepsy Initial targets: Dravet syndrome, LGS	We retain global rights.	Positive results in Phase 3 trials in Dravet syndrome and LGS, NDA submission preparation underway for Dravet syndrome and LGS.	Pre-NDA meeting for Dravet syndrome with FDA expected early Q3 2016. Data from second Phase 3 Dravet syndrome trial expected in 2017. Data from second Phase 3 LGS trial expected towards the end of Q3 2016. Pre-NDA meeting for LGS with FDA expected in the second half of 2016. NDA submission expected the first half of 2017.

Product/Product Candidates	Indication	Partner(s)	Status	Expected Next Steps
	Follow-up target: TSC		Phase 3 trial in TSC underway.	Data from Phase 3 TSC trial expected the second half of 2017.
	IS		Two-part Phase 3 trial in IS expected to commence in Q4 2016.	Data from Phase 3 IS trial expected the second half of 2018.
GWP42006 (CBDV)	Epilepsy	We retain global rights.	Phase 2 trial ongoing in adults with focal seizures.	Phase 2 data expected in Q1 2017.
	ASD		Phase 2 trials planned within field of ASD.	Phase 2 trials within field of ASD expected to commence the first half of 2017.
Intravenous GWP42003	NHIE	We retain global rights.	Pre-clinical. FDA orphan and fast track designation.	Phase 1 trial expected to commence in Q4 2016.

Other Orphan Product Candidates

Product/Product Candidates	Indication	Partner(s)	Status	Expected Next Steps
Combination of GWP42002 and GWP42003	Glioma	We retain global rights.	Phase 2a trial ongoing. FDA orphan designation.	Phase 2a data expected Q4 2016.

Other Pipeline Product Candidates

Product/Product Candidates	Indication	Partner(s)	Status	Expected Next Steps
GWP42003	Schizophrenia	We retain global rights.	Positive Phase 2 proof-of-concept.	Data under review for next steps.
Sativex (nabiximols)	MS spasticity	Otsuka, Almirall, Novartis, Bayer, Neopharm and Ipsen.	Approved in 28 countries (excluding the United States)
	Cerebral Palsy spasticity		Phase 2 trial ongoing.	Phase 2 data expected Q4 2016.

Epidiolex® for Orphan Childhood-onset Epilepsy

Our lead cannabinoid product candidate is Epidiolex, a liquid formulation of pure plant-derived CBD, which is in development for the treatment of a number of rare childhood-onset epilepsy disorders. Several features of the pharmacology of certain cannabinoids suggest that they may be candidates for investigation as anti-epileptic drugs, or AEDs. We have been conducting pre-clinical research of CBD in epilepsy since 2007, primarily in collaboration with the University of Reading in the United Kingdom. This research has shown that CBD has significant anti-epileptiform and anticonvulsant activity using a variety of in vitro and in vivo models and that it has the ability to treat seizures in acute animal models of epilepsy with significantly fewer side effects than existing AEDs.

Many cases of epilepsy are able to be classified and have clearly defined natural histories providing important information on the likelihood of seizure control and chance of remission. Some of the rarer electroclinical syndromes have very poor responses to treatment and negligible remission rates such as

Ohtahara in neonates, Dravet syndrome in infants, LGS in young children and progressive myoclonic epilepsies in adolescence. An electroclinical syndrome is a complex of clinical features, signs and symptoms that together define a distinctive, recognizable clinical disorder,

Our strategy for the development of Epidiolex within the field of childhood-onset epilepsy is to initially concentrate formal development efforts on four orphan indications: Dravet Syndrome, LGS, TSC and IS. We have to date received Orphan Drug Designation from the FDA for Epidiolex for the treatment of Dravet syndrome, LGS, TSC and IS. Additionally, we have received Fast Track Designation from the FDA and Orphan Designation from the EMA for Epidiolex for the treatment of Dravet syndrome. We expect to further expand the potential market opportunity of Epidiolex by targeting additional orphan seizure disorders.

Epilepsy Market Overview

Epilepsy afflicts between 1.3 million to 2.8 million adults and children in the United States according to the Epilepsy Foundation. The Epilepsy Foundation believes its most accurate estimate is 2.2 million people, or 7.1 for every 1,000 people. According to Kwan and Brodie in the February 2000 edition of the New England Journal of Medicine, 36% of patients with epilepsy were pharmacoresistant. Of the patients in the study, 47% became seizure-free during treatment with their first AED, 13% became seizure-free during treatment with a second AED as a monotherapy, and 4% became seizure-free with a third AED or treatment with multiple AEDs. The remaining 36% of patients were classified by the authors as having pharmacoresistant epilepsy. Furthermore it is recognized that some of those that do find relief often suffer side effects severe enough with their current medication that an alternative or adjunct treatment is often sought. The costs of uncontrolled epilepsy are significant, with direct and indirect costs associated with epilepsy totaling more than $15 billion per year. It is estimated that 50,000 epilepsy related deaths occur each year, more than breast cancer deaths annually.

According to Russ et al. in the February 2012 edition of Pediatrics, there are 466,000 childhood epilepsy patients in the United States and 765,000 patients in Europe, of which 30%, or about 140,000 patients in the United States and about 230,000 in Europe, are deemed medically intractable or pharmacoresistant.

Dravet Syndrome

Dravet syndrome is a severe infantile-onset, genetic, drug-resistant epilepsy syndrome with a distinctive but complex electroclinical presentation. Onset of Dravet syndrome occurs during the first year of life with clonic seizures (jerking) and tonic-clonic (convulsive) seizures in previously healthy and developmentally normal infants. Symptoms peak at about five months of age, and the latest onset beginning by 15 months of age. Other seizures develop between one and four years of age such as prolonged focal dyscognitive seizures and brief absence seizures, and duration of these seizures decreases during this period, but their frequency increases. Prognosis is poor and approximately 14% of children die during a seizure, because of infection due, for example, to prolonged periods of physical inactivity, the presence of advanced neurodegenerative disease or a compromised level of consciousness requiring a feeding tube, or suddenly due to uncertain causes, often because of the relentless neurological decline or from Sudden Unexpected Death in Epilepsy. Patients develop intellectual disability and life-long ongoing seizures. Intellectual impairment varies from severe in 50% of patients, to moderate and mild intellectual disability each accounting for 25% of cases. Patients may rarely return to normal intellect.

According to Forsgren L. et al. in the 2004 edition of Epilepsy in Children, the incidence of epilepsy in the first year of life is 1.5 per 1,000 people, or, by our estimate, 6,450 new epilepsies per year worldwide. According to Dravet et al. in the 2012 edition of Epileptic Syndromes in Infancy, Childhood and Adolescence, up to 5% of epilepsies diagnosed in the first year of life are Dravet syndrome, equating to 320 new cases per year in the United States with a mortality rate that studies have shown may be as high as 15% in the first 20 years of life. By our estimate, there are approximately 5,440 patients with Dravet syndrome in the United States under the age of 20 years. Applying the same assumptions in Europe, we believe there are an estimated 6,710 Dravet syndrome patients in the European Union under the age of 20 years.

A large percentage of cases of Dravet syndrome have a family history for epilepsy or convulsions. Heterozygous de novo mutations of the alpha 1 (α-1) subunit of the SCN1A gene, which encodes a voltage-gated sodium channel, are the major cause of Dravet syndrome and are found in approximately 75% – 80% of patients and more than 500 SCN1A mutations have been reported to be associated with this disorder. There are currently no FDA-approved treatments specifically indicated for Dravet syndrome. The standard of care usually involves a combination of the following anticonvulsants: clobazam, clonazepam, leviteracetam, topirimate, valproic acid, ethosuximide or zonisamide. Stiripentol is approved in Europe for the treatment of Dravet syndrome in conjunction with clobazam and valproate. In the United States, stiripentol was granted an Orphan Drug Designation for the treatment of Dravet syndrome in 2008; however, the drug is not FDA approved. Potent sodium channel blockers used to treat epilepsy actually increase seizure frequency in patients with Dravet syndrome. The most common are phenytoin, carbamazepine, lamotrigine and rufinamide. Management of this disease may also include a ketogenic diet, and physical and communication therapy. In addition to anti-convulsive drugs, many patients with Dravet syndrome are treated with anti-psychotic drugs, stimulants and drugs to treat insomnia.

Dravet Syndrome Phase 3 Clinical Program

We held a pre-Investigational New Drug, or IND, meeting with the FDA in February 2014 to discuss the investigational plan for Epidiolex in Dravet syndrome, following which we opened a commercial IND in May 2014. In October 2014, we commenced a Phase 2/3 trial designed as a two-part randomized double-blind, placebo-controlled parallel group dose escalation, safety, tolerability, pharmacokinetic and efficacy trial of single and multiple doses of Epidiolex to treat Dravet syndrome in children who are being treated with other AEDs. Part One was completed in February 2015, and included pharmacokinetic and dose-finding data elements in a total of 34 patients over a 3 week treatment period.

Following a review of the Part One data by an independent panel, Part Two (Phase 3) of the trial commenced in March 2015, and was a placebo-controlled safety and efficacy evaluation of Epidiolex (at a dose of 20mg/kg per day) over a 3-month treatment period.

This Phase 3 trial randomized 120 patients into two arms, Epidiolex 20mg/kg/day (n=61) and placebo (n=59). Epidiolex or placebo was added to current AED treatment regimens. On average, patients were taking approximately three AEDs, having previously tried and failed an average of more than four other AEDs. The average age of trial participants was ten years and 30 percent of patients were younger than six years of age. The median baseline convulsive seizure frequency per month was 13.

The primary efficacy endpoint was a comparison between Epidiolex and placebo measuring the percentage change in the monthly frequency of convulsive seizures during the 14-week treatment period compared with the 4-week baseline observation period. In this trial, patients taking Epidiolex achieved a median reduction in monthly convulsive seizures of 39 percent compared with a reduction on placebo of 13 percent, which was highly statistically significant (p=0.01). A series of sensitivity analyses of the primary endpoint confirmed the robustness of this result. The difference between Epidiolex and placebo emerged during the first month of treatment and was sustained during the entire treatment period. Results from secondary efficacy endpoints reinforced the overall effectiveness observed with Epidiolex.

Epidiolex was generally well tolerated in this trial. The most common adverse events (occurring in greater than 10 percent of Epidiolex-treated patients) were: somnolence, diarrhea, decreased appetite, fatigue, pyrexia, vomiting, lethargy, upper respiratory tract infection and convulsion. Of those patients on Epidiolex that reported an adverse event, 84 percent reported it to be mild or moderate. Ten patients on Epidiolex experienced a serious adverse event compared with three patients on placebo. Eight patients on Epidiolex discontinued treatment due to adverse events compared with one patient on placebo. We are working with the investigators in this trial on a manuscript for peer-review publication. We expect this paper will be published in the fourth quarter of 2016.

In addition to this first Phase 3 trial, we are conducting a second Phase 3 trial of Epidiolex in Dravet syndrome which is expected to recruit 150 patients. This placebo-controlled trial differs from the first Phase 3 trial in that it includes two Epidiolex dose arms, at 20mg/kg per day and at 10 mg/kg per day. We continue to work to enroll this trial and expect to report results from the trial in 2017. Each of these trials will be the largest known controlled trials in Dravet syndrome.

Lennox-Gastaut Syndrome

LGS is a type of epilepsy with multiple types of seizures, particularly tonic (stiffening) and atonic (drop) seizures. According to Trevathan et al. in the December 1997 edition of Epilepsia, the estimated prevalence of

LGS is between 3% and 4% of childhood epilepsy with the cause of the disorder unknown in 1 out of 4 children. LGS affects between 14,500 – 18,500 children under the age of 18 years in the United States and over 30,000 children and adults in the United States. Eighty percent of children with LGS continue to experience seizures, psychiatric, and behavioral deficits in adulthood. Seizures due to LGS are hard to control and they generally require life-long treatment as LGS usually persists into the adult years. Historically patients with LGS have had few effective treatment options. Intellectual and behavioral problems associated with LGS are common and add to the complexity of this syndrome and the difficulties in managing life with LGS.

Drug resistance is one of the main features of LGS. Generally, treatment often requires broad spectrum AEDs and/or polypharmacy. Treatment will also depend on the seizure type as some treatments that are effective for one type of seizure may worsen another. The FDA approved treatments for LGS are: Onfi (clobazam); Banzel (rufinamide); Lamictal (lamotrigine); Topamax (topirimate); and Felbatol (felbamate). These medicines are often used as adjunctive therapy with existing medications. When used with other particular AEDs, the FDA approved treatments for LGS show a level of efficacy, however, many also have severe undesirable side effects. Furthermore, several of these medicines are based on the same mechanism of action as traditional AEDs. As patients with LGS generally need to take several treatments to gain any change to their seizure frequency, we believe that there is a need for further pharmacological treatments, particularly those with a different mechanism of action, to give prescribers more options in treating this rare, pharmacoresistant syndrome.

LGS Phase 3 Clinical Program

In April 2015, we commenced a Phase 3, randomized, double-blind placebo-controlled trial to evaluate the safety and efficacy of Epidiolex for the treatment of LGS in patients who are being treated with other AEDs. Patients aged two to 55 years with a confirmed diagnosis of drug-resistant LGS currently uncontrolled on one or more concomitant AEDs were eligible to participate in this trial. The trial randomized 171 patients into two arms, where Epidiolex 20mg/kg/day (n=86) or placebo (n=85) was added to current AED treatment. On average, patients were taking approximately 3 AEDs, having previously tried and failed an average of 6 other AEDs. The average age of trial participants was 15 years (34% were 18 years of age or older). The median baseline drop seizure frequency per month was 74.

The primary efficacy endpoint of this trial was a comparison between Epidiolex and placebo in the percentage change in the monthly frequency of drop seizures during the 14 week treatment period (2 week dose escalation period followed by 12 weeks of maintenance) compared to the 4 week baseline period before randomization. Drop seizures were defined as atonic, tonic and tonic-clonic seizures involving the entire body, trunk or head that led or could have led to a fall, injury, slumping in a chair or hitting the patient’s head on a surface. During the treatment period, patients taking Epidiolex achieved a median reduction in monthly drop seizures of 44% compared with a reduction of 22% in patients receiving placebo, and the difference between treatments was statistically significant (p=0.0135). A series of sensitivity analyses of the primary endpoint confirmed the robustness of this result. The difference between Epidiolex and placebo emerged during the first month of treatment and was sustained during the entire treatment period. The results from secondary efficacy endpoints reinforced the overall effectiveness observed with Epidiolex.

Epidiolex was generally well tolerated in this trial. Overall, 86% of all Epidiolex patients experienced an adverse event compared with 69% of patients on placebo. The most common adverse events (occurring in greater than 10% of Epidiolex-treated patients) were: diarrhea, somnolence, decreased appetite, pyrexia, and vomiting. Of those patients on Epidiolex who reported an adverse event, 78% reported it to be mild or moderate. Twenty patients on Epidiolex experienced a serious adverse event (nine of which were deemed treatment related) compared with four patients on placebo (one of which was deemed treatment related). Twelve patients on Epidiolex discontinued treatment due to adverse events compared with one patient on placebo. There was one death in the Epidiolex group, which was deemed unrelated to treatment. Of the patients who completed this trial, 100% have opted to continue into an open-label extension trial.

We expect data from this trial and selected other trials to be submitted for presentation at the Annual Meeting of the American Epilepsy Society in December 2016.

In addition to this first Phase 3 trial of Epidiolex in LGS, we are conducting a second Phase 3 dose-ranging trial of Epidiolex for the treatment of LGS, which is fully enrolled at 225 patients. This second trial has three treatment arms: Epidiolex 20mg/kg/day and 10mg/kg/day and placebo. We expect to report top-line results from this trial towards the end of the third quarter of 2016.

Tuberous Sclerosis Complex (TSC)

TSC is a genetic disorder that causes non-malignant tumors to form in many different organs, primarily in the brain, eyes, heart, kidney, skin and lungs. The brain and skin are the most affected organs. TSC results from a mutation in tumor suppression genes TSC1 or TSC2. According to the Tuberous Sclerosis Alliance, TSC is estimated to affect approximately 50,000 patients in the United States. The most common symptom of TSC is epilepsy, which occurs in 75 – 90% of patients, about 70% of whom experience seizure onset in their first year of life. Approximately 60% of these TSC patients (or approximately 25,000 of patients in the United States) have treatment-resistant seizures. The seizures of TSC are typically focal in onset, meaning that they are localized to one hemisphere of the brain. There are significant co-morbidities associated with TSC including cognitive impairment in 50%, autism spectrum disorders in up to 40% and neurobehavioral disorders in over 60% of individuals with TSC.

A number of patients with TSC have been treated with Epidiolex in the expanded access program (as explained in detail below). At the 69th Annual Meeting of the American Epilepsy Society in December 2015, safety and efficacy data on 10 patients diagnosed with TSC from the physician-led open-label Epidiolex expanded access program were presented by Massachusetts General Hospital for Children (Geffrey et al 2015). The percent of patients who reported a 50% or greater reduction in seizures were 50%, 50%, 40%, 60% and 66% at 2, 3, 6, 9, and 12 months of treatment with Epidiolex, respectively. Side effects were seen in five patients (50%) and most were resolved with AED or CBD dose adjustments.

TSC Phase 3 Clinical Program

In April 2016, we commenced a Phase 3 trial of Epidiolex in patients with TSC. This dose-ranging trial is a 16-week comparison of Epidiolex versus placebo in a total of approximately 200 patients, aged one to 65 years, to assess the safety and efficacy of Epidiolex as an adjunctive anti-epileptic treatment. The primary measure of this trial is the percentage change from baseline in seizure frequency during the treatment period. Primary endpoint seizures include focal motor seizures with or without impairment of consciousness or awareness and generalized convulsive seizures. We expect to report data from this trial in the second half of 2017.

Infantile Spasms (IS)

According to the National Institute of Neurological Disorders and Stroke, an infantile spasm is a specific type of seizure seen in an epilepsy syndrome of infancy and childhood known as West syndrome. West syndrome is characterized by infantile spasms, developmental regression, and a specific pattern on electroencephalography, or EEG, testing called hypsarrhythmia (chaotic brain waves). The onset of infantile spasms is usually in the first year of life, typically between 4 to 8 months of age. The seizures primarily consist of a sudden bending forward of the body with stiffening of the arms and legs; some children arch their backs as they extend their arms and legs. Spasms tend to occur upon awakening or after feeding, and often occur in clusters of up to 100 spasms at a time. Infants may have dozens of clusters and several hundred spasms per day. Many underlying disorders, such as birth injury, metabolic disorders, and genetic disorders can give rise to spasms, making it important to identify the underlying cause. In some children, no cause can be found.

According to data published on Medscape, the condition constitutes 2% of childhood epilepsies and 25% of epilepsies with onset in the first year of life. There are approximately 2,000 to 4,000 new cases in the United States each year. Cognitive and developmental delay is severe in 70% of patients, often with psychiatric problems such as autistic features or hyperactivity. IS usually stops by five years of age, but may be replaced by other seizure types. It has been found that 50% to 70% of patients develop other seizure types and that 18 to 50% will develop LGS or some other form of symptomatic generalized epilepsy. The long-term prognosis is poor and includes increased mortality and severe neurodevelopmental impairment.

The FDA approved treatments for IS are ACTH (Acthar Gel) and vigabitrin (Sabril). These treatment options are successful in 20% to 80% of patients. Both of these medicines have significant adverse events, including boxed warnings limiting their long-term use.

On December 7, 2015, at the Annual Meeting of the American Epilepsy Society, safety and efficacy data on 9 patients suffering from epileptic spasms from the Epidiolex expanded access program were presented by Massachusetts General Hospital for Children (Abati et al.). Epilepsy spasms often remain refractory to standard AEDs. According to this poster, Epidiolex exerted its effects in a short time course, with a response rate of 67% after two weeks and 78% after one month. Three of nine patients became spasm-free after two weeks of Epidiolex treatment. By parent report, patients also showed cognitive gains including improvements in alertness, verbal capacity/communication, and cognitive availability.

IS Phase 3 Clinical Program

We expect to commence a two-part Phase 3 trial of Epidiolex in patients with IS in the fourth quarter of 2016. We expect to report data from this trial in the second half of 2018.

Cannabinoid Rationale for Treating Epilepsy

Several features of the pharmacology of certain cannabinoids suggest that they may be candidates for investigation as AEDs. A series of validated laboratory experiments have shown that certain cannabinoids can modulate neurotransmission, can reduce neuro-inflammation and can affect oxidative stress. These cannabinoids may simultaneously modulate a number of endogenous systems to attenuate and/or prevent epileptic neuronal hyperexcitability. These include ion channel control, inflammation, modulation of oxidative stress and inhibition of gene expression of epilepsy-associated genes.

Several different ion channels influence epileptogenesis (the process by which a normal brain develops epilepsy) including both ligand-gated and voltage-gated ion channels. It is the former to which a proportion of the actions of plant cannabinoids can be attributed, for example through agonism and antagonism of G-protein coupled receptors, including orphan receptors as well as modulation of transient receptor potential (TRP) channels (differentially activated, repressed and desensitized by different plant cannabinoids). Additionally it is now recognized that there is a role for inflammation in epilepsy. Some cannabinoids possess anti-inflammatory properties including inhibition of pro-inflammatory cytokine release and modulation of glial cell/neuronal interactions. Furthermore cannabinoids modulate oxidative stress and production of toxic nitric oxide. Research shows that other than THC, most plant cannabinoids have little or no affinity for the cannabinoid receptors, and therefore do not share the unwanted psychoactivity that goes along with stimulation of the CB1 receptor in particular.

Finally, certain cannabinoids may possess disease modifying potential through regulation of epilepsy-related genes, as well as up-regulation of endogenous anti-convulsant neuropeptides and/or compensatory systems.

Based on recent findings in The Journal of Pharmacology and Experimental Therapeutics, CBD is likely to be acting via more than one mechanism of action with the effect of reducing neuronal hyperexcitability. Neuronal hyperexcitability occurs when the nerve keeps firing and can lead to seizures. There are several mechanisms that aim to stop nerves firing once they have stimulated the post-synaptic nerve. Among these mechanisms is the movement of positively charged ions, e.g. sodium and calcium, across the cell membrane in a process called re-polarization. If these mechanisms are faulty, then the continued firing means ‘hyperexcitability’. Importantly, the anti-seizure effects of CBD are not dependent on cannabinoid receptors, nor on sodium channels.

CBD Pharmacology in Epilepsy

The epilepsy-relevant pharmacology of CBD can be summarized as follows: inhibition of neutrophil and microglial migration, anti-inflammatory effects in conventional animal models; inhibition of adenosine uptake and indirect agonism of the neuroprotective and anti-inflammatory A2a receptor; other neuroprotective effects (TNF inhibition and anti-oxidant activity); antipsychotic activity; agonism at the orphan receptor GPR55; desensitizer of TRP channels; anticonvulsant activity in all laboratory models tested; ion channel modulation; reduction of acetylcholine turnover at neuro-muscular junctions; and perturbation of the negative effects of THC (opposes euphoric, cognitive and psychotropic effects) via one or more of the above mechanisms.

There is a significant effort to identify the mechanisms of action that underpin the clinical effectiveness of Epidiolex (and other cannabinoids) in epilepsy, including investigation of the effects of cannabinoids on epilepsy associated gene expression. CBD has negligible binding at the CB1 receptor, and so shares neither the pharmacology of CB1 agonists such as THC nor that of CB1 inverse agonists such as Rimonabant. CBD’s mechanism for treating seizures is not fully understood but is believed to involve a combination of beneficial effects stacking upon one another (polypharmacology).

Preclinical models suggest a broad role for CBD in generalized and partial seizures, and clinical reports of benefit extend into other congenital seizure disorders.

Our CBD Pre-Clinical Research in Pediatric Epilepsy

We have conducted pre-clinical research of CBD in epilepsy for several years and have reported significant anti-epileptiform and anticonvulsant activity using a variety of in vitro and in vivo models. This research has shown the ability of CBD to treat seizures in acute models of epilepsy with significantly fewer side effects than existing AEDs. Our cannabinoid research compounds were screened in electrically discharging hippocampal brain slices caused by the omission of Mg2+ ions from, or addition of the K+ channel blocker, 4-aminopyridine (4-AP) to the bathing solution. In these models, 100μM of CBD decreased epileptiform amplitude and duration as well as burst frequency; importantly, this compound exerted no effect upon the propagation of epileptiform activity.

Subsequently, the anti-convulsant actions of 1, 10 and 100 mg/kg of CBD were examined in three different in vivo seizure rodent models. In the Pentylenetetrazol (PTZ) induced acute, generalized seizures model, 100 mg/kg of CBD significantly decreased mortality rate and the incidence of tonic-clonic seizures. In the acute pilocarpine model of temporal lobe seizures all doses of CBD significantly reduced the percentage of animals experiencing the most severe seizures. In this model of partial seizures, 10 and 100 mg/kg of CBD significantly decreased the percentage of animals dying as a result of seizures and all doses of CBD also decreased the percentage of animals experiencing the most severe tonic-clonic seizures.

During 2013, we received increasing interest among U.S. pediatric epilepsy specialists and patient organizations in the potential role of CBD in treating intractable childhood epilepsy, in particular Dravet syndrome. This interest led to a medical conference organized by the New York University School of Medicine on October 4, 2013 titled: “Cannabidiols: Potential Use in Epilepsy and Other Neurological Disorders.” Epilepsy specialists at the meeting viewed CBD as attractive for the treatment of these disorders for a variety of reasons, including:

•	Case reports of its efficacy in severe, refractory patients consistently provide encouraging signals; and
•	CBD’s “natural” profile and safety data generated to date suggest that it could be an attractive treatment option without the unwanted side effects of other AEDs.

In addition, specialists at this conference concluded the following:

•	Only a pharmaceutical formulation of CBD which could meet FDA requirements for standardization and quality control would be appropriate for administering to children; and
•	Placebo-controlled trials should be performed as a matter of urgency in order to provide robust evidence of the safety and efficacy of CBD.

Epidiolex Expanded Access INDs

In parallel with our commercial clinical trial programs, the FDA has been receiving and approving INDs from independent investigators in the United States to allow treatment with Epidiolex in children and young adults with a range of epilepsy syndromes. To date, the FDA has granted 20 intermediate expanded access INDs to independent physician investigators in the United States to treat a total of 465 children and young adults suffering from intractable epilepsy with Epidiolex. In addition, the FDA has granted further INDs to treat 455 additional patients under expanded access programs supported by six U.S. states and for which we are supplying Epidiolex. The FDA may authorize expanded access programs to facilitate access to investigational drugs for treatment use for patients with a serious or immediately life-threatening disease or condition who lack therapeutic alternatives. The patients in these INDs suffer not only from Dravet syndrome, LGS, TSC and IS but also from other pediatric epilepsy syndromes. The FDA has also authorized to physicians twelve individual emergency INDs and three individual patient non-emergency INDs. Outside the

United States, the government of New South Wales, Australia, is collaborating with us on separate state-based clinical trials in epilepsy and establishing its own compassionate access scheme.

The Lancet Neurology Data

On December 23, 2015, Epidiolex data from the physician-led expanded access program in treatment-resistant epilepsy were published by the treating physicians in The Lancet Neurology (Devinsky et al., Cannabidiol in Patients with Treatment Resistant Epilepsy: an open-label interventional trial, Lancet Neurology December 23, 2015). This paper provides a more expansive description of data previously presented at the American Academy of Neurology Annual Meeting in April 2015. Data in the paper are from 11 independent epilepsy centers in the United States; 162 patients who had at least 12 weeks of follow-up after the first dose of cannabidiol were included in the safety and tolerability analysis, and 137 patients were included in the efficacy analysis. Of these 162 patients, there were 33 patients with Dravet syndrome and 31 patients with LGS. The published paper reported that Epidiolex reduced seizure frequency across multiple drug-resistant epilepsy syndromes and seizure types and was generally well tolerated. In the paper the authors note that the administration of Epidiolex as an add-on treatment led to a clinically meaningful reduction in seizure frequency in many patients and had an adequate safety profile in this patient population with highly treatment-resistant epilepsies. The safety and tolerability profile of Epidiolex was favorable with only 3 percent of patients terminating therapy due to an adverse event. Highlights from the publication of particular relevance to GW’s pivotal trial programs in Dravet syndrome and LGS include:

•	Dravet syndrome: The median reduction in monthly motor (i.e., convulsive) seizures was 49.8% (n=32). 50% of Dravet syndrome patients had a 50% or greater reduction in monthly motor seizures. During the last 4 weeks of therapy, 13% (n=4) were free of motor seizures; these patients were also free of all other seizure types. In Dravet syndrome patients who experienced them at baseline, there was a median 69.2% reduction in monthly tonic seizures (n=6), 46.7% reduction in monthly tonic-clonic seizures (n=29), and 83.3% reduction in non-motor focal seizures (n=10).
•	LGS: A median 68.8% reduction in average monthly atonic seizures was observed (n=14). During the last 4 weeks of therapy, 21% (n=3) were free of atonic seizures and 3% (n=1) were totally seizure free. In LGS patients who experienced motor and tonic seizures at baseline, there were median 36.8% (n=30) and 44% (n=21) reductions, respectively.
•	Clobazam co-therapy was associated with a higher rate of treatment response (median reduction in convulsive seizures): 56.4% v. 35.0% at week 12; this may reflect elevations in the N-desmethyl clobazam metabolite. This apparent effect of clobazam co-therapy was not seen in Dravet syndrome or LGS groups — at week 12, 53% of Dravet/LGS patients on Clobazam were 50% responders compared with 54% not taking Clobazam (odds ratio 0.97 (95% Confidence Interval — 0.35 – 2.65)).
•	Adverse events occurred in 79% of all patients treated with cannabidiol (n=162). Adverse events reported in greater than 10% of patients were somnolence (25%), decreased appetite (19%), diarrhea (19%), fatigue (13%) and convulsion (11%). Most adverse events were mild or moderate and transient. Five patients (3%) discontinued treatment due to an adverse event.
•	Serious adverse events were reported in 48 patients (30%), including one death, regarded as unrelated to CBD. Serious adverse events which were deemed possibly related to CBD occurred in 20 patients.

The authors noted that without a control group, the results regarding efficacy and safety should be interpreted cautiously.

The American Epilepsy Data

In addition to the data published in The Lancet Neurology, seven abstracts related to the physician-led expanded access program for Epidiolex in treatment-resistant epilepsy were presented at the 69th Annual Meeting of the American Epilepsy Society including data from the physician-led Epidiolex expanded access program. On December 7, 2015, at the Annual Meeting of the American Epilepsy Society, physician reports of clinical effect and safety data was presented on 261 children and young adults with treatment-resistant epilepsy who had been treated with Epidiolex for a period of at least 12 weeks (Devinsky et al.). This data is from 16 clinical sites in the United States and was generated under the expanded access program. In addition, physician reports of safety data were presented on 313 patients (261 patients with 12 weeks treatment effect data plus an additional 52 patients still in their first 12 weeks of treatment or who withdrew from treatment).

The patients included in the Epidiolex program had Dravet syndrome (17% of the total) and LGS (15% of the total), as well as 14 other types of severe epilepsy, such as TSC, Aicardi syndrome and Doose syndrome. Many of these other types of epilepsy are severe and rare, and several patients with these epilepsies have major congenital structural brain abnormalities.

The 261 patients were predominately children with an average age of 11.8 years. In all cases, Epidiolex was added to current AED treatment regimes. On average, patients were taking approximately three other AEDs. At baseline, the median number of convulsive seizures per month was 31.

Clinical Effect Data — All Patients

Data was presented on all 261 patients who had at least 12 weeks treatment. Treatment was open label. Of these 261 patients, 135 patients had also reached 36 weeks treatment at the time of data analysis. Information collected on all seizures (convulsive and non-convulsive) was reported for each patient. The following data was presented showing the median change in seizure frequency compared to a 4-week baseline period.

	Week 4	Week 8	Week 12	Week 16	Week 24	Week 36
Median change in seizure frequency	-33.5%	-42.5%	-45.1%	-49.5%	-45.9%	-44.1%

At the end of 12 weeks, 47% of all patients experienced a ≥50% reduction in seizures and 9% of all patients were seizure-free.

At the end of 12 weeks, the median overall reduction in convulsive seizure frequency was 48.8%.

Clinical Effect Data — Dravet syndrome patients only

Data was presented on 44 patients with Dravet syndrome who had at least 12 weeks treatment data. Of these 44 patients, 25 patients had also reached 36 weeks treatment at the time of data analysis. Information collected on all seizures (convulsive and non-convulsive) was reported for each patient. The following data was presented showing the median change in seizure frequency compared to a 4-week baseline period.

	Week 4	Week 8	Week 12	Week 16	Week 24	Week 36
Median change in seizure frequency	-36.8%	-56.4%	-62.7%	-56.2%	-55.4%	-50.6%

At the end of 12 weeks, 13% of Dravet syndrome patients were seizure-free.

Of the 44 patients with Dravet syndrome, 42 patients had convulsive seizures at baseline. At the end of 12 weeks, the median reduction in convulsive seizures in these patients was 52.3%.

Clinical Effect Data — Patients without Dravet syndrome

Data was made available on all 217 patients with diagnoses other than Dravet syndrome who had at least 12 weeks treatment. Of these 217 patients, 110 patients had also reached 36 weeks treatment at the time of data analysis. Information collected on all seizures (convulsive and non-convulsive) was reported for each patient. The following data was presented showing the median change in seizure frequency compared to a 4-week baseline period.

	Week 4	Week 8	Week 12	Week 16	Week 24	Week 36
Median change in seizure frequency	-33.3%	-41.2%	-41.4%	-47.0%	-45.5%	-44.1%

Clinical Effect Data — LGS patients only

Data was presented on 40 patients with LGS who had at least 12 weeks treatment data. Of these patients, 14 had atonic seizures at baseline. In these patients, there was a 71.1% median reduction in the number of atonic seizures at the end of 12 weeks.

Safety Data

Safety data was made available on 313 patients (261 patients with 12 weeks treatment effect data plus 52 additional patients for whom 12 week treatment effect data is not yet available or who withdrew from treatment) and represents approximately 180 patient-years of exposure to Epidiolex. The most common adverse events (occurring in 10% or more of patients and resulting from all causes) were somnolence (23%), diarrhea (23%), fatigue (17%), decreased appetite (17%), convulsions (17%) and vomiting (10%). Adverse events led to discontinuation in four percent of patients. Most adverse events were mild or moderate and transient. 14 patients (4%) reported an adverse event leading to discontinuation. There were 36 (12%) withdrawals from treatment due to lack of clinical effect. Serious adverse events were reported in 106 patients. Of these, serious adverse events in 16 (5%) patients were deemed possibly related to treatment, including altered liver enzymes (4 patients), status epilepticus/convulsion (4), diarrhea (4), decreased weight (3), thrombocytopenia (1). Serious adverse events reported under the expanded access program include seven deaths. We are also aware of the death of one patient that received Epidiolex on a compassionate use basis in the United Kingdom. All eight of these deaths have been investigated and were all deemed unrelated to Epidiolex by the independent investigators.

Since the time that this data was collected in September 2015, there have been four more deaths reported under the expanded access program. We are also aware of the death of one additional patient who received Epidiolex on a compassionate use basis in the United Kingdom. Outside of these programs, there was one patient death during our recently completed Phase 3 trial of Epidiolex in LGS, and five patient deaths during the open label extension trial for patients who have completed their treatment under our completed or ongoing Phase 3 trials of Epidiolex in Dravet syndrome and LGS. All eleven of these deaths have been investigated and all of them have been deemed unrelated to treatment with Epidiolex by the independent investigators.

Note Regarding Expanded Access Studies

The expanded access studies we are currently supporting are uncontrolled, carried out by individual physician investigators independent from us, and not always conducted in strict compliance with Good Clinical Practices, all of which can lead to an observed treatment effect that may differ from one seen in placebo-controlled trials. Data from these studies provide only anecdotal evidence of efficacy for regulatory review, although they may provide supportive safety information for regulatory review. The patients treated under these expanded access INDs contain no control or comparator group for reference and these patient data are not designed to be aggregated or reported as study results. Moreover, data from such small numbers of patients may be highly variable. Information obtained from these INDs, including the statistical principles that the independent investigators have chosen to apply to the data, may not reliably predict data collected via systematic evaluation of efficacy in our sponsored clinical trials, or evaluated via other statistical principles that may be applied in these trials. We can offer no assurances that the observations reported by the treating physicians under these expanded access INDs are due solely to Epidiolex and not as a result of other factors, such as a beneficial or synergistic drug-drug interaction, as postulated above. Further, due to the non-normal distribution of the data collected from the small sample size, we have chosen to use median data in its analysis. However, other statistical principles may be more appropriate to the analysis of the clinical data generated from our placebo controlled trials of Epidiolex for the treatment of Dravet syndrome, LGS, TSC and IS.

We believe the data we have received to date under these expanded access INDs support the continued investigation of Epidiolex as a potential treatment for epilepsy, including for Dravet syndrome, LGS, TSC and IS.

Emergency INDs

The FDA has also granted to physicians 12 individual emergency INDs. An emergency IND is an IND for the use of an investigational new drug or biological product for clinical treatment of a patient in an emergency situation. In order to be granted an emergency IND the following five conditions must all be met: (1) the patient or patients to be treated have a serious or immediately life-threatening disease or condition, and there is no comparable or satisfactory alternative therapy to diagnose, monitor, or treat the disease or condition; (2) FDA must determine that the patient cannot obtain the drug under another IND or protocol; (3) the potential benefits to the patient justify the potential risks of the treatment and the risks from this investigational treatment are not unreasonable in the context of the disease or condition treated with this investigational product; (4) providing the investigational drug for the requested use will not interfere with the initiation, conduct, or completion of clinical investigations that could support marketing approval of the expanded access use or otherwise compromise the potential development of the expanded access use; and (5) the physician must determine that the probable risk to the person from the investigational drug is not greater than the probable risk from the disease or condition. In these cases, we have responded to, and the FDA has approved, emergency treatment requests from physicians for children hospitalized as a result of severe and potentially life-threatening seizures. In a poster at the American Epilepsy Society annual meeting in December 2014, Lopez C. et al. presented information on a four year old patient with super refractory status epilepticus due to febrile infection related epilepsy syndrome, or FIRES, treated with Epidiolex under an emergency IND concluding that CBD was very well tolerated and associated with a significant improvement in clinical and electrographic seizure burden. We believe eight of the children treated under emergency INDs remain on Epidiolex treatment. Two children treated under emergency INDs died while receiving treatment with Epidiolex and two withdrew due to lack of efficacy; both deaths were deemed unrelated to Epidiolex by the independent investigators.

Collaborations with State Governments in Australia

In October 2015, we announced that we had signed a Memorandum of Understanding, or MOU, with the Government of New South Wales, or NSW, in Australia to advance a research program for Epidiolex and CBDV in children with severe, drug resistant childhood epilepsy. With respect to Epidiolex, the MOU will facilitate (i) a compassionate access program for Epidiolex, (ii) provision for NSW to host additional Phase 3 clinical trials of Epidiolex and (iii) a Phase 4 clinical trial of Epidiolex (to follow completion of the Phase 3 trials).

In June 2016, we signed an MOU with the Queensland Government in Australia to advance research into the use of cannabinoid-based pharmaceutical products for the treatment of patients in Queensland with serious illness, including childhood epilepsy. The MOU will facilitate (i) establishing a centre to undertake clinician led observational studies using cannabinoid-based investigational medicinal products across a range of childhood developmental disorders, (ii) an expanded access treatment protocol using Epidiolex for a small number of patients with severe drug-resistant epilepsy and (iii) an observational study for a small number of patients with severe drug-resistant epilepsy using Epidiolex and other cannabinoids.

Epidiolex Manufacturing

We are currently manufacturing Epidiolex through utilization of in-house and external third party facilities for various steps in the production process. We expect to satisfy near-term requirements for Epidiolex from these current facilities but we are also in the process of scaling-up various parts of the production process both in-house and with external third parties.

We are actively scaling our growing and manufacturing of Epidiolex to meet anticipated commercial demand, if approved. From our extensive experience in growing CBD botanical raw material, we are able to utilize a range of growing methods to generate significant quantities of CBD botanical raw material derived from our proprietary CBD plant chemotypes. In 2015, our production of CBD botanical raw materials increased by a factor of approximately 20 times (4 Tonnes to 92 Tonnes) compared with the previous year and is expected to double in 2016. This equates to approximately 200 Tonnes of CBD raw materials in 2016 and when purified and formulated, results in approximately 1.6 million 100mg/ml bottles of Epidiolex. To put this into context, in 2015, we shipped just over 20,000 bottles of Epidiolex to clinics in the United States for both controlled trials and expanded access use. With expectations of significant demand for Epidiolex upon potential approval, we plan to continue expansion of our Epidiolex plant growing capacity well beyond this 2016 goal. The finished product, Epidiolex, is a liquid formulation of pure CBD and there are several processing steps beyond growing to ensure that the product is pure, meets the required FDA specification, and can be manufactured at scale to current Good Manufacturing Practice Regulations. Each step has already been scaled and a further increase in scale of the processes is anticipated during 2016. We believe we are on track to be ready for FDA pre-approval inspection anticipated in the second half of 2017.

Epidiolex Commercialization

We are planning to commercialize Epidiolex in the United States and elsewhere using our own sales and marketing organization. In June 2015, we appointed Julian Gangolli to the newly created position of President, North America and he has been appointed to our Board of Directors. Mr. Gangolli is leading our commercial organization in the United States. We have also recruited a number of U.S. medical affairs, clinical trials and commercial staff, many of whom have strong epilepsy knowledge and experience. We expect this organization to expand over the next 12 months. The creation of the medical affairs team has allowed us to open scientific and consultative communications with key stakeholders, such as the patient and physician communities in the United States. Our commercial staff have begun actively developing our commercial strategy for the United States.

Our U.S. commercial organization is based in our office at Carlsbad, CA. With the successful results from the first Dravet syndrome and LGS Phase 3 trials, we are now accelerating plans for our potential U.S. commercialization of Epidiolex. We expect to implement a “high efficiency” commercial deployment model expected to include a dedicated sales force of approximately 50 to 55 sales professionals targeting approximately 4,000 – 5,000 U.S. physicians. This commercial organization will be defined by a “high-touch” patient, payor and physician communication, education and distribution model, and one in which the medical affairs organization will play a significant role in establishing strong relationships with physicians and patient organizations.

We believe that the U.S. physician awareness and enthusiasm for a new therapeutic alternative for the treatment of pediatric epilepsies is high, and that, if approved, Epidiolex would represent a new class of anti-convulsant with a potentially differentiated side-effect profile and mechanism of action.

We will commercialize our CBD-containing products for the treatment of epilepsy under a different name than Epidiolex in the United States. We will also not commercialize these products, and any of our other products, in the United States under the name GW Pharmaceuticals and will change the name of our U.S. subsidiary responsible for commercializing these products in the United States to something other than GW Pharmaceuticals Inc.

Epidiolex Intellectual Property

In addition to orphan exclusivity, we have been seeking to protect Epidiolex through our patent portfolio. Patent applications are being prosecuted in the United States and at the European Patent Office.

GWP42006 (CBDV) in Epilepsy and Autism Spectrum Disorders (ASD)

In addition to Epidiolex, our product candidates also include GWP42006, which features CBDV as the primary cannabinoid. CBDV is similar in chemical structure to CBD and has also shown anti-epileptic properties across a range of in vitro and in vivo models of epilepsy. In a paper published in the September 2012 issue of The British Journal of Pharmacology by scientists with whom we collaborate at the University of Reading, United Kingdom, GWP42006 was reported to have the potential to prevent more seizures, with few of the side effects caused by many existing AEDs, such as uncontrollable shaking. In the study, GWP42006 strongly suppressed seizures in six different experimental models commonly used in epilepsy treatment. GWP42006 was also found to provide additional efficacy when combined with drugs currently used to control epilepsy. Genetic biomarkers for response have been identified.

We have also evaluated GWP42006 in both general and syndromic pre-clinical models of ASD yielding promising signals on cognitive and social endpoints as well as repetitive behavior. These animal models include both genetically determined abnormalities of neurobehavioral, and chemically-induced models, and include Rett syndrome and Fragile X among others.

We have completed a Phase 1 trial of GWP42006 in 66 healthy subjects. In this trial, GWP42006 was well tolerated even at the highest tested dose. There were no serious or severe adverse events reported, nor any withdrawals due to adverse events.

We are pursuing multiple development programs for GWP42006 both within adult and childhood epilepsy and in childhood behavioral disorders:

•	In epilepsy, we are recruiting a Phase 2 trial of GWP42006. This is a double-blind, randomized, placebo-controlled two-part trial to investigate the pharmacokinetics, followed by efficacy and safety of GWP42006 as add-on therapy in patients with inadequately controlled focal seizures. The first part of this trial has completed enrollment of 32 patients and the dose-ranging pharmacokinetic and safety data has been reviewed by an independent panel. We have commenced the efficacy part of the trial and expect to recruit an additional 100 patients. Data from this part of the trial is expected in the first quarter of 2017.

•	As described above, in October 2015, we announced that we had signed a MOU with the NSW Government in Australia to advance a research program for Epidiolex and CBDV in children with severe, drug resistant childhood epilepsy. The MOU will facilitate a world first, Phase 2 clinical trial in children for GWP42006.
•	We are conducting pre-clinical research into CBDV within the field of ASD. Many of the pediatric intractable epilepsy conditions within the Epidiolex expanded access program share considerable overlap with ASD and these conditions often fall within the orphan disease space. Initial clinical observations from treating physicians suggest a potential role for cannabinoids in addressing problems associated with ASD such as deficits in cognition, behavior and communication. We are working with investigators and early open-label clinical experience under the MOU is expected to commence in the second half of 2016, with Phase 2 placebo-controlled trials expected to commence in the first half of 2017.

CBDV Intellectual Property Portfolio

Several CBDV patents have been filed.

Other Orphan Product Candidates

Neonatal Hypoxic-Ischemic Encephalopathy (NHIE)

NHIE is acute or sub-acute brain injury due to asphyxia caused during birth resulting from deprivation of oxygen during birth, referred to as hypoxia, as a result of a sentinel event such as ruptured placenta, parental shock and even increased heart rate. Hypoxic damage can occur to most of the infant’s organs, but brain damage is the most serious and least likely to heal, resulting in encephalopathy. This can later manifest itself as either mental retardation (including developmental delay and/or intellectual disability) or physical disabilities such as spasticity, blindness and deafness. Indeed, spastic diplegia and the other forms of cerebral palsy almost always feature asphyxiation during the birth process as a contributing factor. The exact timing and underlying causes of these outcomes remains unknown but it is widely recognized that interventions need to be administered within six hours of hypoxic insult.

Market Overview

According to Kurinczuk et al. in the 2010 edition of Early Human Development, the incidence of NHIE is 1.5 to 2.8 per 1,000 births in the United States, or, by our estimate, 6,500 to 12,000 cases per year. Of these, 35% are expected to die in early life and 30% of cases will result in permanent disability. There are currently no FDA-approved medicines specifically indicated for NHIE. The only FDA-approved treatment is the Olympic Cool-Cap System and treatment guidelines in many European countries also support use of whole body hypothermia. Clinical trials have shown the Cool-Cap to reduce the occurrence of disability due to NHIE but not death, while whole body hypothermia had a more marginal effect on disability but is able to reduce mortality. This treatment is only available in specialized neonatal intensive care units and must be started within 6 hours of birth. Even if a patient is put into induced hypothermia there is still a significant rate of morbidity and mortality, with a meta-analysis of the available data revealing a 27% death rate. Among the patients who survive NHIE, 28% suffer from major neurodevelopment issues and 26% develop cerebral palsy. There are academic initiatives looking to develop treatments in this area. In addition, one intervention being investigated by the pharmaceutical industry is an IV infusion of 2-Iminobiotin. Neurophyxia B.V. attained Orphan Drug Designation for this treatment in both Europe and the United States and is conducting a Phase 2 trial.

Cannabinoid Rationale for Treating NHIE

The pathophysiology of NHIE includes processes such as apoptosis, oxidative stress, inflammation and excitotoxicity, and may involve not only the brain, but also other organs. Some cannabinoids are able to influence all of these processes, but unlike other therapeutic compounds under development, can combine these neuroprotective strategies within a single molecule. Firstly, cannabinoids can act on nuclear receptors that control neuronal homeostasis and survival. Secondly, not only do cannabinoids have important free radical scavenging actions, but they may also upregulate and activate endogenous antioxidant defenses. Thirdly, cannabinoids influence the immune network and modulate phenomena associated with infection or inflammation, via inhibition of macrophage and neutrophil migration, natural killer cell proliferation, and by their ability to inhibit harmful cytokine production. It has been widely reported that endocannabinoids are able to protect the glial cell, an effect that may be independent of CB receptors. Finally, the endocannabinoid system, or ECS, has been shown to be neuroprotective in animal models — the levels of endogenous cannabinoids become enhanced in the brains of newborn rats after acute injury, acting as a protective response, and it has been proposed that one additional mechanism by which plant cannabinoids work is by preventing the enzymatic degradation of endocannabinoids, thus enhancing endogenous defense mechanisms. Recent research into the neuroprotection that has been shown by cannabinoids in animal models of neonatal hypoxia has also suggested a role for the 5HT1A receptor, since some of the beneficial effects can be blocked by 5HT1A receptor antagonists.

CBD as the Primary Cannabinoid Product Candidate in NHIE

In addition to its other properties, the possible neuroprotective effects of CBD have been examined. These neuroprotective effects are thought to be based mainly on the potent anti-inflammatory and anti-oxidant properties of CBD, although other actions of CBD that might also account for CBD-induced neuroprotection including: inhibition of calcium transport across membranes; inhibition of anandamide uptake and enzymatic hydrolysis; inhibition of iNOS protein expression and NF-|gkB activation; and inhibition of adenosine uptake. In a similar fashion to endocannabinoids, adenosine is thought to be part of a natural neuroprotective system, because adenosine levels rise in response to hypoxic insult in the brain and increasing extracellular adenosine acts as a neuroprotectant. It has been demonstrated that CBD enhances adenosine signaling through the inhibition of adenosine re-uptake and therefore indirectly activates the adenosine A2A receptor. Previously, it was demonstrated that CBD reduces brain damage after ischemic injury in adult animals. In a newborn piglet model of NHIE, CBD improved brain activity as measured by an EEG and reduced the numbers of seizures by half, while histological analysis of brain tissues showed that neuron degeneration was reduced. Neurological exams showed improved neurobehavioral performance up to three days after insult. There were also significant beneficial extra cerebral effects and the dose of dopamine needed by the animals to maintain blood pressure was less than half of what was required in vehicle-treated animals.

Our NHIE Research

In a paper by Castillo et al., published in Neurobiology of Disease in 2010, reporting results from our pre-clinical collaboration, CBD protected newborn mice forebrain slices from oxygen and glucose deprivation. We have further demonstrated that CBD was neuroprotective even when administered 18 hours after the hypoxic insult. A study from our pre-clinical collaboration with Lafuente, published in Paediatric Research in 2011, showed that administration of CBD to newborn piglets at doses much lower than those reported in the literature appears to protect brain cells, preserve brain activity, prevent seizures and improve neurobehavioral performance. These neuroprotective effects were not only free from side effects in the piglets but also associated with some cardiac, hemodynamic and ventilatory benefits unlike other promising compounds with neuroprotective activity. This data supports the view of CBD as a possible therapy for asphyxiated newborns. In a paper by Pazos et al. published in Neuropharmacology in 2012, post hypoxic-ischemic administration of CBD to newborn rats was shown to reduce the volume of brain damage, restore neurobehavioral function long term and reserve myelinization. In a second paper by Pazos et al., published in Neurpharmacology in 2013, reporting results from our pre-clinical collaboration, post hypoxic-ischemic administration of CBD was shown, in a piglet model, to reduce necrotic and apoptotic cell death, recover brain activity, restore neurobehavioral function in the short term and enhance hypothermia protection.

Our NHIE clinical program

We held a pre-IND meeting with the FDA to discuss the development program for an intravenous CBD formulation (GWP42003) in the treatment of NHIE. In April 2015, we received Orphan Drug Designation from the FDA for CBD for the treatment of NHIE and in July 2015 we received fast track designation. In July 2015 we received Orphan Drug Designation from the EMA for CBD for the treatment of perinatal asphyxia, an alternate term that describes the same condition. We expect to commence a Phase 1 trial of GWP42003 in healthy volunteers in the fourth quarter of 2016.

Glioma

Beyond epilepsy-related orphan diseases, we are evaluating a combination product containing GWP42002:GWP42003 (THC:CBD) in the treatment of recurrent glioblastoma multiforme, or GBM, a particularly aggressive brain tumor. We have received Orphan Drug Designation from the FDA for GWP 42002:GWP42003 combination for the treatment of GBM.

Market Overview

Glioma describes any tumor that arises from the glial tissue of the brain. Glioblastoma is a particularly aggressive tumor that forms from abnormal growth of glial tissue. According to the New England Journal of Medicine, GBM accounts for approximately 46% of the 22,500 new cases of brain cancer diagnosed in the United States each year. Treatment options are limited and expected survival is a little over one year. GBM is considered a rare disease by the FDA and the EMA.

Our Research

In pre-clinical models, we have shown cannabinoids to be orally active in the treatment of gliomas and, in addition, have shown tumor response to be positively associated with tissue levels of cannabinoids. We have identified the putative mechanism of action for our cannabinoid product candidates, where autophagy and programmed cell death are stimulated via inhibition of the akt/mTORC1 axis. We have shown in in vivo studies that cannabinoids have a synergistic effect with temozolomide, the standard chemotherapeutic agent used in the treatment of glioma.

A recent study carried out in collaboration with us by specialists at St. George’s University of London, was the first to show a dramatic effect on brain tumors when combining cannabinoids with irradiation. This research, published in Molecular Cancer Therapeutics, showed that tumor growth in mouse brain was significantly slowed when a combination of THC and CBD was used with irradiation and tumor inhibition was higher than observed with irradiation alone.

In light of this promising pre-clinical research, in 2014, we commenced an early proof of concept Phase 1b/2a clinical trial in 20 patients with recurrent GBM evaluating GWP42002:GWP42003 in combination with temozolomide, the current standard of care. This trial is a two-part study with an open-label phase to assess safety and tolerability followed by a double-blind, randomized, placebo-controlled phase with patients randomized to receive active or placebo. The first phase, an open-label safety evaluation of GWP42002:GWP42003 comprising two cohorts of three patients each completing two cycles (months) of treatment is complete. Safety data from these initial patient cohorts has been assessed by the independent safety monitoring board and their approval was given to proceed into the Phase 2a placebo-controlled phase of this trial.

We have now completed recruitment of the 20 patient placebo-controlled Phase 2a part of this trial, and top-line data is expected in the fourth quarter of 2016. The primary outcome measure is 12 month progression free survival.

The principal cannabinoids we have studied in pre-clinical models of glioma are GWP42002 and GWP42003 in various ratios, and this first trial employs Sativex, which contains an equal ratio of GWP42002 and GWP42003, to establish a proof of principle. It is anticipated that subsequent development would focus on a product candidate with a different ratio of GWP42002 and GWP42003.

Other Pipeline Product Candidates

Schizophrenia

Market Overview

Schizophrenia is a chronic disease that manifests through disturbances of perception, thought, cognition, emotion, motivation and motor activity. Over a lifetime, about 1% of the population will develop schizophrenia. All anti-psychotic treatments for schizophrenia rely primarily upon their antagonistic action at the dopamine D2 receptor for their antipsychotic effect. They produce a wide range of adverse events, and are often poorly tolerated by patients resulting in poor compliance with treatment. Current antipsychotics also have little or no effect upon the “negative” symptoms (blunted mood and lack of pleasure, motivation and movement) of schizophrenia or the associated cognitive deficit. Furthermore, the “positive” symptoms (such as hallucinations, delusions and thought disorder) of at least one-third of patients fail to respond adequately to current treatments.

Our Research

GWP42003 has shown notable anti-psychotic effects in accepted pre-clinical models of schizophrenia and importantly has also demonstrated the ability to reduce the characteristic movement disorders induced by currently available anti-psychotic agents. In September 2015, we announced positive top line results from an exploratory Phase 2 placebo-controlled clinical trial of CBD in 88 patients with schizophrenia who had previously failed to respond adequately to first line anti-psychotic medications. Over a series of exploratory endpoints, CBD was consistently superior to placebo, with the most notable differences being in the PANSS positive sub-scale (p=0.018), the Clinical Global Impression of Severity (p=0.04) and Clinical Global Impression of Improvement (p=0.02). The proportion of responders (improvement in PANSS Total score greater than 20%) on CBD was higher than that of participants on placebo and the Scale for Assessment of Negative Symptoms showed a trend in favor of CBD which reached statistical significance for patients taking CBD together with one of the leading first line anti-psychotic medications. The safety profile of CBD was reassuring, with no serious adverse events and an overall frequency of adverse events very similar to placebo.

We believe that the signals of efficacy demonstrated in this trial, together with a notably reassuring safety profile, provide us with the prospect of new and distinct cannabinoid neuropsychiatric product pipeline opportunity as the mechanism of CBD does not appear to rely on the dopamine D2 receptor augmentation of standard antipsychotics. We are now analyzing the data to fully understand the appropriate next steps regarding product development in schizophrenia with future research likely focused on pediatric orphan neuropsychiatric indications. Additionally, our pre-clinical research findings suggest that a range of other psychiatric conditions may be promising targets for cannabinoid therapeutics.

Type-2 Diabetes

Market Overview

According to the American Diabetes Association, 25.8 million individuals in the United States, or 8.3% of the population, have diabetes, of which at least 90% have the type-2 form. There is no cure for diabetes, so treatments are aimed primarily at controlling blood glucose levels. There is recognition that advances in the treatment of type-2 diabetes should focus not merely on glucose control but in protecting the overworked pancreatic islet cells from failure. Thus, there is an unmet need for improved insulin sensitizer drugs and oral treatments that result in a restoration of normal insulin production and glucose-dependent release of insulin from pancreatic islets.

Our Research

We have completed a Phase 2a trial in the treatment of dyslipidemia in patients with type-2 diabetes. This five-arm trial was a 13-week randomized, double-blind, placebo-controlled, parallel group, pilot trial of GWP42004 (5mg), GWP42003 (100mg) and two separate ratios (5mg:5mg and 100mg:5mg) of GWP42003 and GWP42004. Each treatment was delivered in the form of oral capsules and administered twice daily. The trial enrolled a total of 62 type-2 diabetes patients, such that each treatment group had 11 to 14 patients. Although GWP42004 showed no benefit in lipid control, the trial showed that GWP42004, an oral cannabinoid treatment, produced the following desirable anti-diabetic effects: reduced fasting plasma glucose levels (p=0.04), with an increase in fasting insulin (p=0.289), and improved pancreatic beta-cell function (p=0.0074).

In March 2014, we commenced a larger placebo-controlled Phase 2 dose ranging trial of GWP42004. The primary objective of this trial is to compare the change in glycemic control in patients with type-2 diabetes when treated with one of three doses of GWP42004 or placebo as add-on therapy, to metformin with the primary endpoint being change from baseline to the end of treatment in mean glycosylated hemoglobin A1c (HbA1c) level. The safety and tolerability of GWP42004 compared with placebo will also be assessed.

This trial is now completed and a preliminary analysis of the topline data shows that this trial did not meet its primary endpoint. The drug was well tolerated with no serious adverse events. We are undertaking further evaluation of the data to determine whether to pursue further development of GWP42004 within the field of type-2 diabetes.

Sativex for Cancer Pain

Sativex, or nabiximols, is an oromucosal spray consisting of a formulated extract of the cannabis sativa plant that contains the principal cannabinoids delta-9-tetrahydrocannabinol, or THC, and CBD. We have been evaluating Sativex in a Phase 3 program to treat persistent pain in people with advanced cancer who experience inadequate pain relief from optimized chronic opioid therapy, the current standard of care. The costs of the Phase 3 cancer pain program have been fully funded by Otsuka Pharmaceutical Co. Ltd, or Otsuka, who hold exclusive rights to commercialize Sativex in the United States.

This Phase 3 program consisted of three pivotal Phase 3 trials. Although Sativex did not meet the primary endpoint in these trials, a pre-specified subgroup analysis of U.S. patients across the Phase 3 trials showed a statistically significant improvement for Sativex compared to placebo (n=248, p=0.02). GW Pharma and Otsuka have consulted with the FDA and received feedback that this analysis of U.S. patients would not be deemed pivotal. GW Pharma and Otsuka expect to meet to discuss whether there are any next steps for Sativex in the United States within the scope of this partnership.

Sativex for Cerebral Palsy in Children

We are currently conducting a Phase 2 clinical trial of Sativex to assess the efficacy, safety and tolerability of Sativex as an adjunctive treatment to existing anti-spasticity medications in children aged 8 to 18 years with spasticity due to cerebral palsy or traumatic central nervous system injury who have not responded adequately to existing anti-spasticity medications. This trial is a randomized, double-blind, placebo-controlled trial followed by a 24-week open label extension phase and is expected to enroll approximately 70 patients and we expect to report data from this trial in the fourth quarter of 2016.

Pre-clinical developments

In addition to our extensive in-house research organization, we have established a global network of leading scientists in the cannabinoid field. Our proprietary cannabinoid product platform allows us to discover, develop and commercialize additional novel first-in-class cannabinoid products across a broad range of therapeutic areas. Some of the more advanced programs include:

•	The use of CBD and other cannabinoid candidates in Duchenne muscular dystrophy (DMD), the most common inherited lethal childhood orphan disease in the world, where new discoveries lead researchers to conclude that muscle cells respond positively to CBD by increasing metabolic output and improving mitochondrial function.
•	In Glioma, cannabinoids induce glioma stem-like cell differentiation and inhibit gliomagenesis and research suggests that a combination of cannabinoids with other anticancer agents can eliminate GICs (Glioma Initiating Cells) which can cause recurrence of tumors after surgery. These findings are significant as GICs are resistant to most anticancer therapies and therefore reduce the apparent effectiveness of conventional brain cancer therapies.
•	In various other cancers including ovarian and pancreatic cancer, pre-clinical research has shown that cannabinoids can act in concert with current cancer treatments such as chemotherapy and radio therapy to enhance therapeutic response in animal models.
•	The use of the cannabinoid CBG in the treatment of chemotherapy-induced cachexia where pre-clinical data supports a multi-modal action that includes a protective effect on overall loss of muscle mass, stimulation of feeding, and a normalized metabolic profile.

Our Commercialized Product: Sativex® for MS Spasticity

Sativex is an oromucosal spray of a formulated extract of the cannabis sativa plant that contains the principal cannabinoids THC and CBD as well as specific minor cannabinoids and other non-cannabinoid components. We developed Sativex to be administered as an oral spray, whereby the active ingredients are absorbed in the lining of the mouth, either under the tongue or inside the cheek. The product has been granted the U.S. Adopted Name, or USAN, of nabiximols.

Our licensing partners are commercializing Sativex for MS spasticity in 16 countries outside the United States. We have also received regulatory approval in an additional 12 countries, and we anticipate commercial launches in several of these countries in the next 12 months. Two additional countries have recommended approval for Sativex and regulatory filings are ongoing in 12 other countries, principally in the Middle East and Latin America where we expect approvals over the next 12 months.

MS Spasticity Indication in the United States

We previously opened an IND with the FDA for the MS spasticity indication and this has now been withdrawn.

Our Strategic Partnerships

To support the development and commercialization of Sativex, we have entered into license and development agreements with the following major pharmaceutical companies: Otsuka in the United States; Almirall S.A., or Almirall, in Europe (excluding the United Kingdom) and Mexico; Novartis Pharma AG, or Novartis, in Australia and New Zealand, Asia (excluding Japan, China and Hong Kong), the Middle East (excluding Israel) and Africa; Bayer HealthCare AG, or Bayer, in the United Kingdom and Canada; Ipsen Biopharm Ltd, or Ipsen, in Latin America (excluding Mexico and the Islands of the Caribbean); and Neopharm Group, or Neopharm, in Israel. These agreements provide our collaborators with the sole right to commercialize Sativex in exclusive territories for all indications. From our incorporation through March 31, 2016, these agreements have yielded cash of £67.8 million in upfront fees and milestone payments. We are entitled to receive additional lump sum payments upon the achievement of certain regulatory and commercial milestones in the future, but are not relying on any of these milestones being achieved. Upon commercialization, we are also entitled to receive revenue from the supply of products as well as royalties on product sales. In addition, under the terms of our agreement with Otsuka, all pre-clinical and clinical costs associated with the development of Sativex in the United States are fully funded by Otsuka.

Following the failure of the Sativex cancer pain trials, GW Pharma and Otsuka expect to meet to discuss whether there are any next steps for Sativex in the United States within the scope of this partnership.

With the exception of Sativex, we retain global commercial rights to all of our other product pipeline candidates.

Our Strengths

We believe that we offer the following key distinguishing characteristics:

•	A late stage product, Epidiolex, in pediatric epilepsy for which we have generated positive Phase 3 data. We have reported positive Phase 3 data for Epidiolex in both Dravet syndrome and LGS. Each of these conditions is a severe, infantile-onset, genetic, drug-resistant epilepsy syndrome for which we have secured Orphan Drug Designation from the FDA. We expect to engage with FDA regarding our filing approach early in the third quarter of 2016 and submit an NDA to the FDA in the first half of 2017.
•	Additional indications for Epidiolex to expand epilepsy market opportunity. We believe that there is potential for the development of Epidiolex in additional rare childhood-onset epilepsy indications. Physician reported data on patients receiving Epidiolex under physician-led INDs includes promising signals of clinical effect in patients with conditions other than Dravet syndrome and LGS. One of these additional indications is TSC, and we commenced Phase 3 development in this indication in April 2016. Another is IS, and we expect to commence clinical development in the IS indication in the fourth quarter of 2016, and there are additional potential target indications under consideration for future development.
•	We retain global commercial rights to Epidiolex and believe it has significant market potential. We are building a U.S. commercial organization led by Julian Gangolli as President, North America, who joined us in June 2015 having previously held the same position at Allergan. We have also recruited U.S. medical affairs, clinical trials and commercial staff, many of whom have strong epilepsy knowledge and experience. There is a significant unmet need within the field of epilepsy and we believe that U.S. physician awareness and enthusiasm for Epidiolex is high.
•	Commercialized product validates development and regulatory pathway. We believe that the successful development and regulatory approval of Sativex in MS spasticity outside the United States provides important validation of our proprietary cannabinoid product platform. On this basis, we believe that we can develop a portfolio of additional cannabinoid therapeutics.

•	Additional pipeline programs within epilepsy, autism, and pediatric neurology. We are in Phase 2 clinical development for an additional product candidate, GWP42006 (CBDV), in adult epilepsy patients. GWP42006 has also shown promising pre-clinical data within the field of ASDs and we expect to commence Phase 2 development in this therapeutic area in the first half of 2017. In addition, we have received Orphan Drug Designation from the FDA for CBD in the treatment of NHIE and plan to commence Phase 1 development of an intravenous CBD formulation in the treatment of NHIE in the fourth quarter of 2016.
•	A pipeline of additional cannabinoid orphan and non-orphan drug opportunities for which we retain global commercial rights. We are conducting a Phase 1b/2a trial of another product, our combination GWP42002:GWP42003, to treat GBM. We have successfully completed a Phase 2 trial in schizophrenia for our product candidate, GWP42003.
•	Opportunity for first-in-class treatments across a large number of therapeutic targets. We are at the forefront of the commercialization of cannabinoid therapeutics using our proprietary product platform to identify, validate and develop innovative first-in-class therapeutics that are designed to meet significant unmet medical needs.
•	Strong competitive position in a highly specialized and regulated field. We believe that we are uniquely positioned to benefit from the significant potential within the field of cannabinoid therapeutics in which we have developed a successful track record and expertise, as well as an intellectual property portfolio, during our 18 years of operations.
•	In-house manufacturing capabilities and expertise in controlled substances. We operate under Good Manufacturing Practice commercial manufacturing licenses in the United Kingdom, which give us the capability to supply our products to global markets. We have successfully exported cannabinoid commercial or research materials to 37 countries and have substantial expertise in relevant international and national regulations in relation to the research, distribution and commercialization of cannabinoid therapeutics.
•	Highly experienced management team and network of leading scientists. Several members of our leadership team have been in place for over ten years. We have a fully integrated in-house research and development organization, regulatory capabilities and commercial manufacturing expertise. We closely collaborate with a broad network of leading scientists in the cannabinoid field.

Our Business Strategy

Our goal is to capitalize on our leading position in the field of plant-derived cannabinoid therapeutics by pursuing the following strategies:

•	Secure regulatory approval and launch using our own commercial organization our lead product candidate Epidiolex in Dravet syndrome and LGS in the United States and around the world. We have reported positive Phase 3 data in Dravet syndrome and LGS and expect to engage with FDA in the third quarter of 2016 regarding our filing approach and submit a NDA to the FDA in the first half of 2017. We also expect to submit regulatory applications in Europe and elsewhere around the world. We are building U.S. and European commercial organizations in preparation for potential launch of Epidiolex.
•	Expand the market opportunity for Epidiolex within the field of epilepsy. We have commenced Phase 3 clinical development of Epidiolex for TSC and expect to commence clinical development of Epidiolex for IS in the fourth quarter of 2016. We are evaluating additional indications for Epidiolex within the field of epilepsy.
•	Develop additional product candidates within the field of epilepsy and pediatric neurology. We have a second product candidate, GWP42006, for which a Phase 2 clinical trial in epilepsy is underway with data expected in the first quarter of 2017. We expect to commence Phase 2 development of GWP42006 in the field of ASD in the first half of 2017. We also expect to commence a Phase 1 clinical trial in 2016 for an intravenous CBD formulation in the treatment of NHIE. In addition, following positive proof-of-concept data in a Phase 2 schizophrenia trial, we expect to conduct further research within the field of psychiatric disease in children. We retain global commercial rights to these programs.
•	Leverage our proprietary cannabinoid product platform to discover, develop and commercialize additional novel first-in-class cannabinoid products. We believe our established platform, including our in-house development expertise, allows us to achieve candidate selection and proof-of-concept in an efficient manner.
•	Further strengthen our competitive position. We will continue to develop our extensive international network of the most prominent scientists in the cannabinoid field and secure additional intellectual property rights.

Government Regulation and Product Approval

Expanded Access to Investigational Drugs

An investigational drug may be eligible for clinical use outside the context of a manufacturer-sponsored clinical trial of the drug. “Expanded access” refers to the use of an investigational drug where the primary purpose is to diagnose, monitor, or treat a patient’s disease or condition rather than to collect information about the safety or effectiveness of a drug. Expanded access INDs are typically sponsored by individual physicians to treat patients who fall into one of three FDA-recognized categories of expanded access: expanded access for individual patients, including for emergency use; expanded access for intermediate-size patient populations; and expanded access for large patient populations under a treatment IND or treatment protocol. For all types of expanded access, FDA must determine prior to authorizing expanded access that: (1) the patient or patients to be treated have a serious or life threatening disease or condition and there is no comparable or satisfactory alternative therapy; (2) the potential patient benefit justifies the potential risks of use and that the potential risks are not unreasonable in the context of the disease or condition to be treated; and (3) granting the expanded access will not interfere with the initiation, conduct, or completion of clinical studies in support of the drug’s approval. In addition, the sponsor of an expanded access IND must submit IND safety reports and, in the cases of protocols continuing for one year or longer, annual reports to the FDA. Expanded access programs are not intended to yield information relevant to evaluating a drug’s effectiveness for regulatory purposes.

Controlled Substance Rescheduling

Following NDA approval of a drug containing a Schedule I controlled substance, that substance must be rescheduled as a Schedule II, III, IV or V substance before it can be marketed. On November 17, 2015, H.R. 639, Improving Regulatory Transparency for New Medical Therapies Act, passed through both houses of Congress and on November 25, 2015 the Bill was signed into law. The new law removes uncertainty associated with timing of the DEA rescheduling process after NDA approval. Specifically, it requires DEA to issue an “interim final rule,” pursuant to which a manufacturer may market its product no later than 90 days after the later of: (1) the date on which DEA receives from FDA the scientific and medical evaluation and scheduling recommendation; or (2) the date on which DEA receives from FDA notification that FDA has approved the drug. The new law also preserves the period of orphan marketing exclusivity for the full seven years such that this period only begins with the approval of the NDA or DEA scheduling, whichever is later. This contrasts with the previous situation whereby the orphan “clock” began to tick upon FDA approval, even though the product could not be marketed until DEA scheduling was complete.

Risk Factors

Our business is subject to numerous risks that could prevent us from successfully implementing our business strategy. These and other risks are discussed more fully in “Risk Factors” immediately following this prospectus supplement summary and include the following:

•	We are dependent on the success of our product candidates, none of which may receive regulatory approval or be successfully commercialized. There is a high rate of failure for drug candidates proceeding through clinical trials.
•	Our product candidates, if approved, may be unable to achieve the expected market acceptance and, consequently, limit our ability to generate revenue from new products.

•	In respect of our product candidates targeting rare indications, orphan drug exclusivity may afford limited protection, and if another party obtains orphan drug exclusivity for the drugs and indications we are targeting, we may be precluded from commercializing our product candidates in those indications during that period of exclusivity.
•	We expect to face intense competition, often from companies with greater resources and experience than we have.
•	Product shipment delays could have a material adverse effect on our business, results of operations and financial condition.
•	If the price for Sativex or any future approved products decreases or if governmental and other third-party payers do not provide adequate coverage and reimbursement levels, our revenue and prospects for profitability will suffer.
•	Problems with scale up of our manufacturing process, failure to comply with manufacturing regulations or pass regulatory inspections, unexpected increases in our manufacturing costs, or delays in being able to ship product could harm our business, results of operations and financial condition; as could product recalls or inventory losses caused by unforeseen events, cold chain interruption and testing difficulties.
•	We have significant and increasing liquidity needs and may require additional funding.
•	Legislative or regulatory reform of the health care system in the United States and foreign jurisdictions may affect our ability to profitably sell our products, if approved.
•	If we are found in violation of federal or state “fraud and abuse” laws, we may be required to pay a penalty and/or be suspended from participation in federal or state health care programs, which may adversely affect our business, financial condition and results of operations.
•	Our ability to research, develop and commercialize Sativex and our product candidates is dependent on our ability to maintain licenses relating to the cultivation, possession and supply of controlled substances.
•	We depend substantially on the commercial expertise of our collaboration partners for Sativex.
•	Our existing collaboration arrangements and any that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize Sativex and our product candidates.
•	We may not be able to adequately protect Sativex, our product candidates or our proprietary technology in the marketplace.
•	Controlled substance legislation differs between countries and legislation in certain countries may restrict or limit our ability to sell Sativex and our product candidates.
•	Sativex, Epidiolex and the other product candidates we are developing will be subject to U.S. controlled substance laws and regulations and failure to comply with these laws and regulations, or the cost of compliance with these laws and regulations, may adversely affect the results of our business operations, both during clinical development and post approval, and our financial condition.
•	The liquidity of our ADSs and ordinary shares may have an adverse effect on share price.
•	As a new investor, you will experience substantial dilution as a result of this offering.
•	The market price of our ADSs and ordinary shares may be volatile.
•	We may be classified as a passive foreign investment company, or a PFIC, in any taxable year and U.S. holders of our ordinary shares could be subject to adverse U.S. federal income tax consequences.
•	Substantial future sales of our ordinary shares or the ADSs in the public market, or the perception that these sales could occur, could cause the price of the ADSs to decline.

•	Counterfeit versions of our products could harm our business.
•	We have recently grown our business and will need to further increase the size and complexity of our organization in the future, and we may experience difficulties in managing our growth and executing our growth strategy.
•	We depend upon our key personnel and our ability to attract and retain employees.
•	Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.
•	If we are unable to use net operating loss carry-forwards and certain built-in losses to reduce future tax payments, or benefit from favorable tax legislation, our business, results of operations and financial condition may be adversely affected.
•	We are subject to the U.K. Bribery Act, the U.S. Foreign Corrupt Practices Act and other anti-corruption laws, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could adversely affect our business, results of operations and financial condition.
•	Failure of our information technology systems could significantly disrupt the operation of our business.
•	Sativex and our product candidates contain controlled substances, the use of which may generate public controversy.
•	We may acquire other companies which could divert our management’s attention, result in additional dilution to our shareholders and otherwise disrupt our operations and harm our operating results.
•	Clinical trials for our product candidates are expensive, time-consuming, uncertain and susceptible to change, delay or termination.
•	Any failure by us to comply with existing regulations could harm our reputation and operating results.
•	Information obtained from expanded access studies may not reliably predict the efficacy of our product candidates in company-sponsored clinical trials and may lead to adverse events that could limit approval.
•	Business interruptions could delay us in the process of developing our product candidates and could disrupt our product sales.
•	The anticipated development of a Risk Evaluation and Mitigation Strategy (REMS) for our product candidates could cause delays in the approval process and would add additional layers of regulatory requirements that could impact our ability to commercialize our product candidates in the United States and reduce their market potential.
•	Product recalls or inventory losses caused by unforeseen events, cold chain interruption and testing difficulties may adversely affect our operating results and financial condition.
•	Serious adverse events or other safety risks could require us to abandon development and preclude, delay or limit approval of our product candidates, or limit the scope of any approved label or market acceptance.
•	If third parties claim that intellectual property used by us infringes upon their intellectual property, our operating profits could be adversely affected.
•	We are exposed to risks related to currency exchange rates.
•	We depend on a limited number of suppliers for materials and components required to manufacture Sativex and our other product candidates. The loss of these suppliers, or their failure to supply us on a timely basis, could cause delays in our current and future capacity and adversely affect our business.

•	The approval and use of medical and recreational marijuana in various U.S. states may impact our business.
•	A significant portion of our cash and cash equivalents are held at a small number of banks.
•	Our largest shareholder owns a significant percentage of the share capital and voting rights of GW. As a foreign private issuer, we are not subject to certain NASDAQ Global Market corporate governance rules applicable to U.S. listed companies and are subject to reporting obligations that are different and less frequent than those of a U.S. listed company. As a result, investors in our securities may not have the same protections afforded to shareholders of companies that are not foreign private issuers.
•	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
•	We incur significant increased costs as a result of operating as a company whose ADSs are publicly traded in the United States, and our management is required to devote substantial time to new compliance initiatives. We had a material weakness in our internal control over financial reporting for the year ended September 30, 2015, which could result in our financial statements not being prepared properly.
•	U.S. investors may have difficulty enforcing civil liabilities against our Company, our directors or members of senior management and the experts named in this prospectus supplement. The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.
•	If product liability lawsuits are successfully brought against us, we will incur substantial liabilities and may be required to limit the commercialization of Sativex and our product candidates.

Corporate Information

Our registered and principal executive offices are located at Sovereign House, Vision Park, Chivers Way, Histon, Cambridge, CB24 9BZ, United Kingdom, our general telephone number is (44) 1223 266-800 and our internet address is http://www.gwpharm.com. Our website and the information contained on or accessible through our website are not part of this prospectus supplement. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, NY 10011. Since June 28, 2001, our ordinary shares have been admitted to trading on AIM, a market operated by London Stock Exchange plc and since May 1, 2013, our ADSs, which represent 12 ordinary shares each, have been listed on The NASDAQ Global Market, or Nasdaq, under the symbol “GWPH.” See “Price Range of Our Ordinary Shares” and “Price Range of Our ADSs,” respectively, in this prospectus supplement.

The Offering

Issuer:
GW Pharmaceuticals plc
ADSs offered by us:
$150,000,000 of ADSs
Option to Purchase Additional ADSs:
We have granted the underwriters an option to purchase up to an additional $22,500,000 of ADSs from us within 30 days of the date of this prospectus supplement
American Depositary Shares:
The ADSs being sold pursuant to this prospectus supplement represent ordinary shares of GW Pharmaceuticals plc. Each ADS represents an ownership interest in 12 of our ordinary shares. As an ADS holder, we will not treat you as one of our shareholders. The depositary bank, Citibank, N.A., will be the registered holder of the ordinary shares underlying your ADSs. You will have ADS holder rights as provided in the deposit agreement. To better understand the terms of the ADSs, you should carefully read the section in the accompanying prospectus entitled “Description of American Depositary Shares”, which is incorporated by reference into this prospectus supplement, and the deposit agreement referred to therein.
Investors in our ADSs will be able to trade our securities and receive distributions on them to the extent described in the section in the accompanying prospectus entitled “Description of American Depositary Shares”.
Depositary Bank:
Citibank, N.A.
ADSs Outstanding Before the Offering:
15,445,949
ADSs Outstanding After the Offering:
17,002,774 (or 17,236,298 if the underwriters’ option to purchase additional ADSs is exercised in full), based on an assumed public offering price of $96.35 per ADS.
Ordinary Shares Outstanding After the Offering:
281,549,386 ordinary shares, based on an assumed public offering price of $96.35 per ADS.
Use of Proceeds:
We intend to use the net proceeds to us from this offering to fund pre-launch commercialization activities for Epidiolex; further expansion of our Epidiolex manufacturing capability to meet anticipated medium and long-term demand; manufacture of Epidiolex inventory in preparation for launch; expand the market opportunity for Epidiolex through clinical development of other orphan indications; the advancement of other pipeline opportunities; and for other general corporate purposes. See “Use of Proceeds.”
Lock-up:
We have agreed with the underwriters, subject to certain exceptions, including, among others, with regards to sales by certain of our executive officers and directors, not to dispose of or hedge any of our ADSs or ordinary shares or securities that are convertible into or exchangeable for our ADSs or ordinary shares during the period from the date of this prospectus supplement continuing through the date 90 days hereafter, except with the prior written consent of the underwriters. See “Underwriters” and “Risk Factors — Substantial future sales of our ordinary shares or the ADSs in the public market, or the perception that these sales could occur, could cause the price of the ADSs to decline.”
Risk Factors:
See “Risk Factors” beginning on page S-30 and the other information included in this prospectus supplement and accompanying prospectus for a discussion of risks you should carefully consider before deciding to invest in our ADSs.
NASDAQ Global Market Symbol:
“GWPH”

Unless otherwise indicated, all information in this prospectus supplement, including information relating to the number of ordinary shares to be outstanding immediately after the completion of this offering:

•	excludes 10,896,064 ordinary shares, issuable upon exercise of outstanding options under our equity compensation plans, as at March 31, 2016;
•	excludes 247,803 ordinary shares, issuable upon exercise of outstanding options granted to non-executive directors and consultants, other than under our equity compensation plans, as at March 31, 2016;
•	excludes 5,537,135 ordinary shares potentially issuable pursuant to future awards under our Long-Term Incentive Plan; and
•	assumes no exercise by the underwriters of their option to purchase up to $22,500,000 of additional ADSs.

RISK FACTORS

Investing in our ADSs involves a high degree of risk. Before making a decision to invest in our ADSs, in addition to the other information contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus, you should carefully consider the risks described under “Risk Factors” in our Annual Report on Form 20-F for the year ended September 30, 2015, as updated by the risks described under “Risk Factors” in the accompanying prospectus and as further updated by the risks described below, as well as in other documents that we subsequently file with the SEC that are incorporated by reference into this prospectus supplement. See also “Where You Can Find Additional Information.”

Risks Related to Our Business

We are dependent on the success of our product candidates, none of which may receive regulatory approval or be successfully commercialized.

Our success will depend on our ability to successfully commercialize our product pipeline, including commercialization of Epidiolex and our other cannabinoid product candidates. We are evaluating Epidiolex for the treatment of Dravet syndrome, LGS and TSC in the United States and have initiated Phase 3 trials for these indications. Nevertheless, Epidiolex may never receive U.S. regulatory approval for the treatment of any of these indications. Even if completed Phase 3 clinical trials and/or Phase 3 clinical trials conducted for U.S. approval show positive results, there can be no assurance that the FDA will approve Epidiolex or any other product candidate for any given indication for several potential reasons, including failure to follow Good Clinical Practice, or GCP, negative assessment of risk to benefit, unacceptable risk of abuse or diversion, insufficient product quality control and standardization, non-GMP compliant manufacturing facilities and in the absence of a protocol agreed through the FDA’s Special Protocol Assessment process, refusal by FDA to accept our clinical trial design/or failure to agree on appropriate clinical endpoints.

Our ability to successfully commercialize Epidiolex, if approved, Sativex and our other product candidates will depend on, among other things, our ability to:

•	successfully complete pre-clinical studies and clinical trials, including human factors testing requirements and the assessment of abuse potential;
•	demonstrate to the FDA and similar foreign regulatory authorities that efficacy of Epidiolex, Sativex or any other product candidates in clinical trials, can be attributed to the investigative product and not exclusively to its interaction with concomitant medications;
•	receive regulatory approvals from the FDA and similar foreign regulatory authorities;
•	produce, through a validated process, in manufacturing facilities inspected and approved by regulatory authorities, including the FDA, sufficiently large quantities of the product candidate, and the related Botanical Drug Substances, or BDSs, to permit successful commercialization;
•	build and maintain strong sales, distribution and marketing capabilities sufficient to launch commercial sales of our product candidates, or otherwise establish collaborations with third parties for the commercialization of our product candidates;
•	obtain reimbursement from payers such as government health care programs and insurance companies and other private payers, as well as achieve commercially attractive levels of pricing;
•	secure acceptance of our product candidates from physicians, health care payers, patients and the medical community;
•	create positive publicity surrounding our product candidates;
•	manage our spending as costs and expenses increase due to clinical trials and commercialization; and
•	obtain and enforce sufficient intellectual property for our product candidates.

Our failure or delay with respect to any of the factors above could have a material adverse effect on our business, results of operations and financial condition.

Our product candidates, if approved, may be unable to achieve the expected market acceptance and, consequently, limit our ability to generate revenue from new products.

Even when product development is successful and regulatory approval has been obtained, our ability to generate significant revenue depends on the acceptance of our products by physicians and patients. We cannot assure you that Epidiolex or our other product candidates will achieve the expected market acceptance and revenue if and when they obtain the requisite regulatory approvals. The market acceptance of any product depends on a number of factors, including the indication statement and warnings approved by regulatory authorities in the product label, continued demonstration of efficacy and safety in commercial use, physicians’ willingness to prescribe the product, reimbursement from third-party payers such as government health care systems and insurance companies, the price of the product, the nature of any post-approval risk management plans mandated by regulatory authorities, competition, and marketing and distribution support. Any factors preventing or limiting the market acceptance of our products could have a material adverse effect on our business, results of operations and financial condition.

In respect of our product candidates targeting rare indications, orphan drug exclusivity may afford limited protection, and if another party obtains orphan drug exclusivity for the drugs and indications we are targeting, we may be precluded from commercializing our product candidates in those indications during that period of exclusivity.

The first New Drug Application, or NDA, applicant with an Orphan Drug Designation for a particular active moiety to treat a specific disease or condition that receives FDA approval is entitled to a seven-year exclusive marketing period in the United States for that product, for that indication. There is no assurance that we will successfully obtain Orphan Drug Designation for future rare indications or orphan exclusivity upon approval of any of our product candidates that have already obtained Orphan Drug Designation. Even if we do obtain orphan exclusivity for any product candidate, the exclusive marketing rights may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug. Moreover, a drug product with an active moiety that is a different cannabinoid from that in our drug candidate or, under limited circumstances, the same drug product, may be approved by the FDA for the same indication during the period of marketing exclusivity. The limited circumstances include a showing that the second drug is clinically superior to the drug with marketing exclusivity through a demonstration of superior safety or efficacy or that it makes a major contribution to patient care. In addition, if a competitor obtains approval and marketing exclusivity for a drug product with an active moiety that is the same as that in a product candidate we are pursuing for the same indication, approval of our product candidate would be blocked during the period of marketing exclusivity unless we could demonstrate that our product candidate is clinically superior to the approved product. In addition, if a competitor obtains approval and marketing exclusivity for a drug product with an active moiety that is the same as that in a product candidate we are pursuing for a different orphan indication, this may negatively impact the market opportunity for our product candidate. There have been legal challenges to aspects of the FDA’s regulations and policies concerning the exclusivity provisions of the Orphan Drug Act, and future challenges could lead to changes that affect the protections afforded our products in ways that are difficult to predict. In a recent successful legal challenge, a court invalidated the FDA’s denial of orphan exclusivity to a drug on the grounds that the drug was not proven to be clinically superior to a previously approved product containing the same ingredient for the same orphan use. In response to the decision, the FDA released a policy statement stating that the court’s decision is limited just to the facts of that particular case and that the FDA will continue to require the sponsor of a designated drug that is the “same” as a previously approved drug to demonstrate that its drug is clinically superior to that drug upon approval in order to be eligible for orphan drug exclusivity, or in some cases, to even be eligible for marketing approval. In the future, there is the potential for additional legal challenges to the FDA’s orphan drug regulations and policies, and it is uncertain how such challenges might affect our business.

In the European Union, if a marketing authorization is granted for a medicinal product that is designated an orphan drug, that product is entitled to ten years of marketing exclusivity. During the period of marketing exclusivity, no similar medicinal product may be granted a marketing authorization for the orphan indication. There is no assurance that we will successfully obtain Orphan Drug Designation for future rare indications or orphan exclusivity upon approval of any of our product candidates that have already obtained designation.

Even if we obtain orphan exclusivity for any product candidate, the exclusivity period can be reduced to six years if at the end of the fifth year it is established that the orphan designation criteria are no longer met or if it is demonstrated that the orphan drug is sufficiently profitable that market exclusivity is no longer justified. Further, a similar medicinal product may be granted a marketing authorization for the same indication notwithstanding our marketing exclusivity if we are unable to supply sufficient quantities of our product, or if the second product is safer, more effective or otherwise clinically superior to our orphan drug. In addition, if a competitor such as Insys Therapeutics Inc. obtains marketing authorization and orphan exclusivity for a product that is similar to a product candidate we are pursuing for the same indication, approval of our product candidate would be blocked during the period of orphan marketing exclusivity unless we could demonstrate that our product candidate is safer, more effective or otherwise clinically superior to the approved product.

We have to date commercialized only one product, Sativex.

Our only approved product, Sativex is currently being commercialized for spasticity due to multiple sclerosis, or MS, outside the United States. Even if we obtain regulatory approval for a product other than Sativex, our future success will still depend in part on the continued successful commercialization of Sativex. Although Sativex is currently approved in 28 countries outside of the United States for MS spasticity, and is sold in 16 of those countries, it may never be successfully commercialized in all of these jurisdictions. The commercial success of Sativex for MS spasticity depends on a number of factors beyond our control, including the willingness of physicians to prescribe Sativex to patients, payers’ willingness and ability to pay for the drug, the level of pricing achieved, patients’ response to Sativex, the ability of our marketing partners to generate sales and, given that we generate revenue from the supply of Sativex to our partners at a fixed percentage of partners’ net sales and that any increase in our manufacturing costs will adversely affect our margins and our financial condition, our ability to manufacture Sativex on a cost effective and efficient basis. Accordingly, we cannot assure you that we will succeed in generating revenue growth through the commercialization of Sativex for MS spasticity. If we are not successful in the continued commercialization of Sativex for MS spasticity, our business, results of operations and financial condition may be harmed.

We expect to face intense competition, often from companies with greater resources and experience than we have.

The pharmaceutical industry is highly competitive and subject to rapid change. The industry continues to expand and evolve as an increasing number of competitors and potential competitors enter the market. Many of these competitors and potential competitors have substantially greater financial, technological, managerial and research and development resources and experience than we have. Some of these competitors and potential competitors have more experience than we have in the development of pharmaceutical products, including validation procedures and regulatory matters. In addition, Sativex competes with, and our product candidates, if successfully developed, will compete with, product offerings from large and well-established companies that have greater marketing and sales experience and capabilities than we or our collaboration partners have. In particular, Insys Therapeutics, Inc. has publicly stated its intention to develop cannabidiol (CBD) in Dravet syndrome, LGS, Infantile Spasms, glioma and potentially other indications. Zogenix, Inc. is developing low dose fenfluramine in Dravet syndrome and has commenced an open-label study with this product in LGS, and other companies with greater resources than us may announce similar plans in the future. In addition, there are non-FDA approved CBD preparations being made available from companies in the medical marijuana industry, which may be competitive to Epidiolex. If we are unable to compete successfully, our commercial opportunities will be reduced and our business, results of operations and financial conditions may be materially harmed.

Product shipment delays could have a material adverse effect on our business, results of operations and financial condition.

The shipment, import and export of Epidiolex, Sativex and our other product candidates require import and export licenses. In the United States, the FDA, U.S. Customs and Border Protection, and the Drug Enforcement Administration, or DEA, and in the United Kingdom, the Home Office, and in other countries, similar regulatory authorities regulate the import and export of pharmaceutical products that contain controlled substances, including Sativex, Epidiolex and our other product candidates. Specifically, the import and export process requires the issuance of import and export licenses by the relevant controlled substance authority in both the importing and exporting country. We may not be granted, or if granted, maintain, such licenses from the authorities in certain countries. Even if we obtain the relevant licenses, shipments of Sativex, Epidiolex and our product candidates may be held up in transit, which could cause significant delays and may lead to product batches being stored outside required temperature ranges. Inappropriate storage may damage the product shipment resulting in a partial or total loss of revenue from one or more shipment of Sativex, Epidiolex or our other product candidates. A partial or total loss of revenue from one or more shipment of Sativex, Epidiolex or our other product candidates could have a material adverse effect on our business, results of operations and financial condition.

If the price for Sativex or any future approved products decreases or if governmental and other third-party payers do not provide adequate coverage and reimbursement levels, our revenue and prospects for profitability will suffer.

Reimbursement systems in international markets vary significantly by country and by region, and reimbursement approvals generally must be obtained on a country-by-country basis. Where we have chosen to collaborate with a third party on product candidate development and commercialization, our partner may elect to reduce the price of our products in order to increase the likelihood of obtaining reimbursement approvals. In many countries, products cannot be commercially launched until reimbursement is approved and the negotiation process in some countries can exceed 12 months. In addition, pricing and reimbursement decisions in certain countries can be affected by decisions taken in other countries, which can lead to mandatory price reductions and/or additional reimbursement restrictions across a number of other countries, which may thereby adversely affect our sales and profitability. In the event that countries impose prices that are not sufficient to allow us or our partners to generate a profit, our partners may refuse to launch the product in such countries or withdraw the product from the market, which would adversely affect sales and profitability. For example, whereas the All Wales Medicines Strategy Group has recommended Sativex for use in MS spasticity in Wales, the National Institute for Clinical Excellence published MS treatment guidelines which did not recommend Sativex for use in England. In Italy the government approves an annual quota for purchasing hospital medicines from each pharmaceutical company. If the public spending on a pharmaceutical company’s hospital medicines breaks the approved annual quota, the pharmaceutical company has to pay back 50% of the payments it has received for having sold medicines to public hospitals in excess of their approved annual quota. This has caused us to commence discussions with our partner, Almirall, in order to ascertain how any reimbursement to the Italian government will be allocated between the parties so as to maintain a level of profitability for us on our sales of Sativex in Italy and has also caused us to commence legal proceedings in Italy to challenge the quota levied on Sativex hospital sales by the Italian government. While this example refers to the commercialization of Sativex, the same or similar events, such as price decreases, government mandated rebates or unfavorable reimbursement decisions, could affect the pricing and reimbursement of Epidiolex and our other product candidates and could have a material adverse effect on our business, results of operations and financial condition.

Problems in our manufacturing process, failure to comply with manufacturing regulations or unexpected increases in our manufacturing costs could harm our business, results of operations and financial condition.

We are responsible for the manufacture and supply of Sativex to our collaboration partners and for the manufacture and supply of Sativex, Epidiolex and other product candidates for use in clinical trials. The manufacturing of Sativex and our product candidates necessitates compliance with Good Manufacturing Practice, or GMP, and other regulatory requirements in jurisdictions internationally. Our ability to successfully manufacture Sativex, Epidiolex and other product candidates involves cultivation of botanical raw material from specific cannabinoid plants, extraction and purification processes, manufacture of finished products and labeling and packaging, which includes product information, tamper evidence and anti-counterfeit features, under tightly controlled processes and procedures. For Sativex and certain of our product candidates, production also requires the cultivation of cannabinoid plants under highly controlled and standardized conditions. In addition, we must ensure chemical consistency among our batches, including clinical batches and, if approved, marketing batches. Demonstrating such consistency may require typical manufacturing controls as well as clinical data. We must also ensure that our batches conform to complex release specifications. For each step in the manufacturing process for Sativex, we are currently reliant on single manufacturing facilities and no back-up facilities are yet in place. We have a second site at which we can grow the specific cannabinoid plants which produce the CBD used in Epidiolex, but we are currently reliant on a single manufacturing facility, and no back-up facilities are yet in place, for the later steps in the Epidiolex production process. Because Sativex is a complex mixture manufactured from plant materials, and because the release specifications may not be identical in all countries, certain batches may fail release testing and not be able to be commercialized. A number of our product candidates (excluding Epidiolex) also consist of a complex mixture manufactured from plant materials, and are therefore subject to a similar risk. If we are unable to manufacture Sativex, Epidiolex or other product candidates in accordance with regulatory specifications, including good manufacturing practices or if there are disruptions in our manufacturing process due to damage, loss or otherwise, or failure to pass regulatory inspections of our manufacturing facilities, we may not be able to meet current demand or supply sufficient product for use in clinical trials, and this may also harm our ability to commercialize Sativex, Epidiolex and our product candidates on a timely or cost-competitive basis, if at all. We are in the process of expanding and upgrading parts of our growing and manufacturing facilities in order to be able to submit an NDA for Epidiolex which would provide sufficient quantities to meet initial demand, and to meet FDA’s stringent requirements for demonstrating equivalence of the scaled up manufacturing process, a program which requires significant time and resources and which may not be successful. We are planning a significant expansion of our growing facilities over the next few years in order to meet potential peak demand for Epidiolex, including working with several new contractors and adopting new methods in order to handle and process bulk quantities of botanical raw material. We are planning to increase the scale in which we manufacture Epidiolex over the next few years in order to meet potential peak demand for Epidiolex, including working with several new contractors and, potentially, adopting new processes. These activities may be unsuccessful, may lead to delays, interruptions to supply, or may prove to be more costly than anticipated. We may fail to expand our growing and manufacturing capability in time to meet market demand for our products and product candidates. Any problems in our growing or manufacturing process could have a material adverse effect on our business, results of operations and financial condition.

In addition, before we can begin commercial manufacture of any product candidates for sale in the United States, we must obtain FDA regulatory approval for the product, which requires a successful FDA inspection of our manufacturing facilities, processes and quality systems in addition to other product-related approvals. Further, pharmaceutical manufacturing facilities are continuously subject to inspection by the FDA and foreign regulatory authorities, before and after product approval. Due to the complexity of the processes used to manufacture our product candidates, we may be unable to initially or continue to pass federal, state or international regulatory inspections in a cost effective manner. If we are unable to comply with manufacturing regulations, we may be subject to fines, unanticipated compliance expenses, recall or seizure of any approved products, total or partial suspension of production and/or enforcement actions, including injunctions, and criminal or civil prosecution. These possible sanctions would adversely affect our business, results of operations and financial condition.

Further, the processes we use for cultivation of botanical raw material and the production of product candidates for use in clinical trials may be different to the processes we use to produce commercial product and/or may not be capable of producing sufficient quantities of product for commercial purposes. We may therefore need to undertake additional manufacturing process development and scale-up activities before we can commercialize a product. This may include the conduct of bioequivalence studies to demonstrate that product produced by the process used to manufacture on a commercial scale is the same as the material used in clinical trials. If we cannot demonstrate that our commercial scale product is the same as material used in our clinical trials, we may not be permitted to sell that product, which could have an impact on our business, results of operations and financial condition.

Product recalls or inventory losses caused by unforeseen events, cold chain interruption and testing difficulties may adversely affect our operating results and financial condition.

Sativex and our product candidates are manufactured and distributed using technically complex processes requiring specialized facilities, highly specific raw materials and other production constraints. The complexity of these processes, as well as strict company and government standards for the manufacture of our products, subjects us to production risks. For example, during the manufacturing process we have from time to time experienced defects in components which have caused vial sealing faults, resulting in vial leakage, pump dispenser faults which have resulted in under-filling of vials and misalignment of labels and tamper evident seals, as well as receipt of faulty electronic dose counters from our supplier. While product batches released for use in clinical trials or for commercialization undergo sample testing, some defects may only be identified following product release. In addition, process deviations or unanticipated effects of approved process changes may result in these intermediate products not complying with stability requirements or specifications. Some of our products must be stored and transported at temperatures within a certain range, which is known as “strict cold chain” storage and transportation. If these environmental conditions deviate, our products’ remaining shelf-lives could be impaired or their efficacy and safety could become adversely affected, making them no longer suitable for use. The occurrence or suspected occurrence of production and distribution difficulties can lead to lost inventories, and in some cases product recalls, with consequential reputational damage and the risk of product liability. The investigation and remediation of any identified problems can cause production delays, substantial expense, lost sales and delays of new product launches.

Sativex and our product candidates contain controlled substances, the use of which may generate public controversy.

Since Sativex, Epidiolex and our other product candidates contain controlled substances, their regulatory approval may generate public controversy. Political and social pressures and adverse publicity could lead to delays in approval of, and increased expenses for, Sativex and our product candidates. These pressures could also limit or restrict the introduction and marketing of Sativex and our product candidates. Adverse publicity from cannabis misuse or adverse side effects from cannabis or other cannabinoid products may adversely affect the commercial success or market penetration achievable by Sativex and our product candidates. The nature of our business attracts a high level of public and media interest, and in the event of any resultant adverse publicity, our reputation may be harmed.

Business interruptions could delay us in the process of developing our product candidates and could disrupt our product sales.

Loss of our manufacturing facilities, our growing plants, stored inventory or laboratory facilities through fire, theft or other causes, or loss of our botanical raw material due to pathogenic infection or other causes, could have an adverse effect on our ability to meet demand for Sativex, to continue product development activities and to conduct our business. Failure to supply our partners with commercial product may lead to adverse consequences, including the right of partners to take over responsibility for product supply. We currently have insurance coverage to compensate us for such business interruptions; however, such coverage may prove insufficient to fully compensate us for the damage to our business resulting from any significant property or casualty loss to our inventory or facilities.

We have significant and increasing liquidity needs and may require additional funding.

Our operations have consumed substantial amounts of cash since inception. For the year ended September 30, 2014, we reported a net operating cash outflow of £12.6 million and a net cash outflow from investing activities of £7.1 million. For the year ended September 30, 2015, we reported a net operating cash outflow of £46.5 million and a net cash outflow from investing activities of £17.8 million.

For the six months ended March 31, 2016, we reported a net operating cash outflow of £46.4 million and a net cash outflow from investing activities of £4.6 million.

Research and development, management and administrative expenses and cash used for operations will continue to be significant and may increase substantially in future connection with new research and development initiatives, continued product commercialization efforts and as we prepare for the potential commercial launch of Epidiolex and continue to grow as a U.S. public company. We may need to raise additional capital to fund our operations, continue to conduct clinical trials to support potential regulatory approval of marketing applications, and to fund commercialization of our products.

The amount and timing of our future funding requirements will depend on many factors, including, but not limited to:

•	the timing of FDA approval, if any, and approvals in international markets of our product candidates, if at all;
•	the timing and amount of revenue from sales of Sativex, or revenue from grants or other sources;
•	the rate of progress and cost of our clinical trials and other product development programs;
•	costs of establishing or outsourcing sales, marketing and distribution capabilities;
•	costs and timing of completion of expanded in-house manufacturing facilities as well as any outsourced growing and commercial manufacturing supply arrangements for our product candidates;
•	costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights associated with our product candidates;
•	costs of operating as a U.S. public company;
•	the effect of competing technological and market developments;
•	personnel, facilities and equipment requirements; and
•	the terms and timing of any additional collaborative, licensing, co-promotion or other arrangements that we may establish.

While we expect to fund our future capital requirements from a number of sources including cash flow from operations, the proceeds from further public offerings, the proceeds from the exercise of share options, we cannot assure you that any of these funding sources will be available to us on favorable terms, or at all. Further, even if we can raise funds from all of the above sources, the amounts raised may not be sufficient to meet our future capital requirements.

We identified a material weakness in our internal control over financial reporting for the fiscal year ended September 30, 2015. If we do not remediate this material weakness or are unable to implement and maintain effective internal control over financial reporting in the future, the accuracy and timeliness of our financial reporting may be adversely affected.

As required by Section 404(a) of the Sarbanes-Oxley Act, our management assessed the effectiveness of our internal control over financial reporting as of September 30, 2015. Based on its evaluation, our management concluded that due to the material weakness described below, our internal control over financial reporting was not effective as of September 30, 2015. As required by Section 404(b) of the Sarbanes-Oxley Act, our independent registered public accounting firm attested to and reported on our management’s assessment and similarly concluded that our internal control over financial reporting was not effective as of September 30, 2015. A material weakness (within the meaning of PCAOB Auditing Standard No. 5) is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Our management’s assessment identified one material weakness related to the controls over the accounting for the completeness and valuation of clinical trial accruals. The material weakness relates to trade and other payables on our consolidated balance sheet and research and development expenditure within our consolidated income statement. As of September 30, 2015, the date on which our management assessed our internal controls, we had not established sufficiently precise controls over the completeness and accuracy of the calculation of clinical trial accruals. During the preparation of our 2015 year-end accruals, the clinical trial accruals were not complete due to the incorrect allocation of expenditure to clinical studies, which resulted in various accounting errors related to the valuation of clinical trial accruals. We consider that these errors arose due to deficiencies in the design of our controls over the completeness and accuracy of clinical study budgets and costs incurred to date. In addition, as of September 30, 2015, the date on which our management assessed our internal controls, we had not established a sufficiently precise control to ensure completeness of clinical trial accruals in connection with progress payment liabilities. During the preparation of our 2015 year-end accruals for progress payments linked to research and development sub-contracts, our control over the review of contracts to identify liabilities at year-end failed to identify progress payments due under the contracts as a result of reaching certain milestones within the trial. This led to an immaterial error which was corrected following additional procedures carried out to ensure the completeness of such accruals and prior to the publication of our annual report for the year ended September 30, 2015. We consider that the error could have been material and that changes to the design of the control are required to ensure correct operation of the control in future.

Although we are working to remediate the material weakness described above and we plan to take additional steps to remediate the underlying causes thereof, our initiatives may not prove to be successful. We may also discover future deficiencies in our internal controls over financial reporting, including those identified through testing conducted by us or subsequent testing by our independent registered public accounting firm. If we are unable to achieve effective internal control over financial reporting, or if our independent registered public accounting firm determines we continue to have a material weakness in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports and the market price of our ordinary shares and ADSs could decline.

We are exposed to risks related to currency exchange rates.

We conduct a significant portion of our operations outside the United Kingdom. Because our financial statements are presented in pounds sterling, changes in currency exchange rates have had and could have a significant effect on our operating results. Exchange rate fluctuations between local currencies and the pound sterling create risk in several ways, including the following: weakening of the pound sterling may increase the pound sterling cost of overseas research and development expenses and the cost of sourced product components outside the United Kingdom; strengthening of the pound sterling may decrease the value of our revenues denominated in other currencies; the exchange rates on non-sterling transactions and cash deposits can distort our financial results; and commercial Sativex pricing and profit margins are affected by currency fluctuations.

If product liability lawsuits are successfully brought against us, we will incur substantial liabilities and may be required to limit the commercialization of Sativex and our product candidates.

Although we have never had any product liability claims or lawsuits brought against us, we face potential product liability exposure related to the testing of our product candidates in human clinical trials, and we currently face exposure to claims in jurisdictions where we market and distribute Sativex. We may face exposure to claims by an even greater number of persons if we begin marketing and distributing our products commercially in the United States and elsewhere. Now, and in the future, an individual may bring a liability claim against us alleging that Sativex or one of our product candidates caused an injury. While we continue to take what we believe are appropriate precautions, we may be unable to avoid significant liability if any product liability lawsuit is brought against us. Although we have purchased insurance to cover product liability lawsuits, if we cannot successfully defend ourselves against product liability claims, or if such insurance coverage is inadequate, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for Sativex and our other product candidates, if such product candidates are approved;
•	injury to our reputation;
•	withdrawal of clinical trial participants;
•	costs of related litigation;
•	substantial monetary awards to patients and others;
•	increased cost of liability insurance;
•	loss of revenue; and
•	the inability to successfully commercialize our products.

Counterfeit versions of our products could harm our business.

Counterfeiting activities and the presence of counterfeit products in a number of markets and over the Internet continue to be a challenge for maintaining a safe drug supply for the pharmaceutical industry. Counterfeit products are frequently unsafe or ineffective, and can be life-threatening. To distributors and users, counterfeit products may be visually indistinguishable from the authentic version. Reports of adverse reactions to counterfeit drugs along with increased levels of counterfeiting could be mistakenly attributed to the authentic product, affect patient confidence in the authentic product and harm the business of companies such as ours. If our products were to be the subject of counterfeits, we could incur substantial reputational and financial harm.

We have recently grown our business and will need to further increase the size and complexity of our organization in the future, and we may experience difficulties in managing our growth and executing our growth strategy.

Our management and personnel, systems and facilities currently in place may not be adequate to support our business plan and future growth. With the initiation of Phase 3 clinical trials for Epidiolex and the decision to promote and market in the United States the product candidates for with we receive marketing approval from FDA, we have increased our number of full-time employees from 194 on September 30, 2013 to 470 as of May 31, 2016, primarily because we are conducting all of our Phase 2 and 3 clinical trials of Epidiolex and our other product candidates ourselves and establishing a commercial organization and our commercial infrastructure. As a result of these activities the complexity of our business operations has substantially increased. We will need to further expand our scientific, sales and marketing, managerial, compliance, operational, financial and other resources to support our planned research, development and commercialization activities.

Our need to effectively manage our operations, growth and various projects requires that we:

•	continue to improve our operational, financial, management and regulatory compliance controls and reporting systems and procedures;
•	attract and retain sufficient numbers of talented employees;
•	manage our commercialization activities effectively and in a cost-effective manner;
•	manage our clinical trials effectively;
•	manage our internal manufacturing operations effectively and in a cost effective manner;
•	manage our development efforts effectively while carrying out our contractual obligations to contractors and other third parties; and
•	continue to improve our facilities.

In addition, historically, we have utilized and continue to utilize the services of part-time outside consultants and contractors to perform a number of tasks for us, including tasks related to compliance programs, clinical trial management, regulatory affairs, formulation development and other drug development functions. Our growth strategy may also entail expanding our use of consultants and contractors to implement these and other tasks going forward. Because we rely on consultants and contractors for certain functions of our business, we will need to be able to effectively manage these consultants and contractors to ensure that they successfully carry out their contractual obligations and meet expected deadlines. There can be no assurance that we will be able to manage our existing consultants and contractors or find other competent outside expertise, as needed, on economically reasonable terms, or at all. If we are not able to effectively expand our organization by hiring new employees and expanding our use of consultants and contractors, we may be unable to successfully implement the tasks necessary to effectively execute on our planned research, development and commercialization activities and, accordingly, may not achieve our research, development and commercialization goals.

We depend upon our key personnel and our ability to attract and retain employees.

Our future growth and success depend on our ability to recruit, retain, manage and motivate our employees. The inability to hire or retain experienced management personnel could adversely affect our ability to execute our business plan and harm our operating results. Because of the specialized scientific and managerial nature of our business, we rely heavily on our ability to attract and retain qualified scientific, technical and managerial personnel. The competition for qualified personnel in the pharmaceutical field is intense. Due to this intense competition, we may be unable to continue to attract and retain qualified personnel necessary for the development of our business or to recruit suitable replacement personnel.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA regulations, provide accurate information to the FDA, comply with applicable manufacturing standards, comply with other federal and state laws and regulations, report information or data accurately or disclose unauthorized activities to us. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, or illegal misappropriation of drug product, which could result in serious harm to our reputation. We have adopted a Code of Business Conduct and Ethics, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

If we are unable to use net operating loss carry-forwards and certain built-in losses to reduce future tax payments, or benefit from favorable tax legislation, our business, results of operations and financial condition may be adversely affected.

As a U.K. resident trading company, we are predominantly subject to U.K. corporate taxation. At September 30, 2015, we had cumulative carry-forward tax losses of £74.0 million, available to offset against future profits. The majority of these tax loss attributes have not been recognized on our balance sheet at September 30, 2015. Additionally, as we carry out extensive research and development activities in the U.K., we benefit from the U.K. research and development tax credit regime for small and medium sized companies, whereby our principal research subsidiary, GW Research Ltd., is able to surrender a portion of available losses that arise from research and development activity for a refundable credit of up to approximately 33.4% of the eligible research and development expenditure. We may also benefit in the future from the UK’s “patent box” regime, which would allow certain profits attributable to revenue from patented products to be taxed at a lower rate than other profits that over time will be reduced to 10%. When taken in combination with our available carry-forward tax losses and the enhanced relief available on our research and development expenditure, we expect that this may result in a long-term low rate of corporation tax. If, however, we are unable to generate sufficient future taxable profits, or for any reason to utilize our carry-forward losses, or there are unexpected adverse changes to the U.K. research and development tax credit regime or “patent box” regime, or we are unable to qualify for such advantageous tax legislation, our business, results of operations and financial condition may be adversely affected.

We are subject to the U.K. Bribery Act, the U.S. Foreign Corrupt Practices Act and other anti-corruption laws, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could adversely affect our business, results of operations and financial condition.

Our operations are subject to anti-corruption laws, including the U.K. Bribery Act 2010, or Bribery Act, the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws that apply in countries where we do business. The Bribery Act, FCPA and these other laws generally prohibit us and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. We and our commercial partners operate in a number of jurisdictions that pose a high risk of potential Bribery Act or FCPA violations, and we participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the Bribery Act, FCPA or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and the United States, and authorities in the European Union, including applicable export control regulations, economic sanctions on countries and persons, customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws.

However, there is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the Bribery Act, the FCPA or other legal requirements, including Trade Control laws. If we are not in compliance with the Bribery Act, the FCPA and other anti-corruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the Bribery Act, the FCPA, other anti-corruption laws or Trade Control laws by the United Kingdom, the United States or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition.

Our proprietary information, or that of our customers, suppliers and business partners, may be lost or we may suffer security breaches.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, clinical trial data, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers, clinical trial subjects and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Although to our knowledge we have not experienced any such material security breach to date, any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disrupt our operations, damage our reputation, and cause a loss of confidence in our products and our ability to conduct clinical trials, which could adversely affect our business and reputation and lead to delays in gaining regulatory approvals for Epidiolex. Although we maintain business interruption insurance coverage, our insurance might not cover all losses from any future breaches of our systems.

Failure of our information technology systems could significantly disrupt the operation of our business.

Our business increasingly depends on the use of information technologies, which means that certain key areas such as research and development, production and sales are to a large extent dependent on our information systems or those of third party providers. Our ability to execute our business plan and to comply with regulators requirements with respect to data control and data integrity, depends, in part, on the continued and uninterrupted performance of our information technology systems, or IT systems and the IT systems supplied by third-party service providers. These systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious human acts and natural disasters. Moreover, despite network security and backup measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautionary measures we and our third-party service providers have taken to prevent unanticipated problems that could affect our IT systems, sustained or repeated system failures or problems arising during the upgrade of any of our IT systems that interrupt our ability to generate and maintain data, and in particular to operate our proprietary technology platform, could adversely affect our ability to operate our business.

Legislative or regulatory reform of the health care system in the United States and foreign jurisdictions may affect our ability to profitably sell our products, if approved.

Our ability to commercialize our future products successfully, alone or with collaborators, will depend in part on the extent to which coverage and reimbursement for the products will be available from government and health administration authorities, private health insurers and other third-party payers. The continuing efforts of the U.S. and foreign governments, insurance companies, managed care organizations and other payers of health care services to contain or reduce health care costs may adversely affect our ability to set prices for our products which we believe are fair, and our ability to generate revenues and achieve and maintain profitability.

Specifically, in both the United States and some foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the health care system in ways that could affect our ability to sell our products profitably. For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA, enacted in the United States in March 2010, substantially changes the way healthcare is financed by both governmental and private insurers.

We expect additional federal and state proposals and health care reforms to continue to be proposed by legislators, which could limit the prices that can be charged for the products we develop and may limit our commercial opportunity.

The continuing efforts of government and other third-party payers to contain or reduce the costs of health care through various means may limit our commercial opportunity. It will be time consuming and expensive for us to go through the process of seeking coverage and reimbursement from Medicare and private payers. Our products may not be considered cost effective, and government and third-party private health insurance coverage and reimbursement may not be available to patients for any of our future products or sufficient to allow us to sell our products on a competitive and profitable basis. Our results of operations could be adversely affected by ACA and by other health care reforms that may be enacted or adopted in the future. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. Cost control initiatives could decrease the price that we or any potential collaborators could receive for any of our future products and could adversely affect our ability to generate revenue in the U.S. market and maintain profitability.

In some foreign countries, including major markets in the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take six to 12 months or longer after the receipt of regulatory approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a pharmacoeconomic study that compares the cost-effectiveness of our product candidates to other available therapies. Such pharmacoeconomic studies can be costly and the results uncertain. Our business could be harmed if reimbursement of our products is unavailable or limited in scope or amount or if pricing is set at unsatisfactory levels.

We may acquire other companies which could divert our management’s attention, result in additional dilution to our shareholders and otherwise disrupt our operations and harm our operating results.

We may in the future seek to acquire businesses, products or technologies that we believe could complement or expand our product offerings, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

•	incurrence of acquisition-related costs;
•	diversion of management’s attention from other business concerns;
•	unanticipated costs or liabilities associated with the acquisition;

•	harm to our existing business relationships with collaboration partners as a result of the acquisition;
•	harm to our brand and reputation;
•	the potential loss of key employees;
•	use of resources that are needed in other parts of our business; and
•	use of substantial portions of our available cash to consummate the acquisition.

In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results arising from the impairment assessment process. Acquisitions may also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our business, results of operations and financial condition may be adversely affected.

The United Kingdom’s vote in favor of withdrawing from the European Union could lead to increased market volatility which could adversely impact the market price of our ordinary shares and ADSs and make it more difficult for us to do business in Europe.

On June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the European Union (commonly referred to as “Brexit”). The withdrawal of the United Kingdom from the European Union will take effect either on the effective date of the withdrawal agreement or, in the absence of agreement, two years after the United Kingdom provides a notice of withdrawal pursuant to the EU Treaty. No announcement has been made by the U.K. government as to when it intends to deliver any notice of withdrawal. It appears likely that this withdrawal will involve a process of lengthy negotiations between the United Kingdom and European Union member states to determine the future terms of the United Kingdom’s relationship with the European Union. This could lead to a period of considerable uncertainty particularly in relation to United Kingdom financial and banking markets as well as on the regulatory process in Europe. As a result of this uncertainty, financial markets could experience significant volatility which could adversely affect the market price of our ordinary shares and ADSs.

We may also face new regulatory costs and challenges that could have a material adverse effect on our operations. Depending on the terms of Brexit, the United Kingdom could lose the benefits of global trade agreements negotiated by the European Union on behalf of its members, which may result in increased trade barriers which could make our doing business in Europe more difficult. In addition, currency exchange rates in the pound sterling and the euro with respect to each other and the U.S. dollar have already been adversely affected by Brexit. Should this foreign exchange volatility continue it could cause volatility in our quarterly financial results.

Risks Related to Development and Regulatory Approval of Sativex and Our Product Candidates

Clinical trials for our product candidates are expensive, time-consuming, uncertain and susceptible to change, delay or termination.

Clinical trials are expensive, time consuming and difficult to design and implement. Even if the results of our clinical trials are favorable, the clinical trials for a number of our product candidates are expected to continue for several years and may take significantly longer to complete. In addition, we, the FDA or other regulatory authorities, including state and local authorities, or an Institutional Review Board, or IRB, with respect to a trial at its institution, may suspend, delay or terminate our clinical trials at any time, require us to conduct additional clinical trials, require a particular clinical trial to continue for a longer duration than originally planned, require a change to our development plans such that we conduct clinical trials for a product candidate in a different order, e.g., in a step-wise fashion rather than running two trials of the same product candidate in parallel, or the DEA could suspend or terminate the registrations and quota allotments we require in order to procure and handle controlled substances, for various reasons, including:

•	lack of effectiveness of any product candidate during clinical trials;
•	discovery of serious or unexpected toxicities or side effects experienced by trial participants or other safety issues, such as drug: drug interactions, including those which cause confounding changes to the levels of other concomitant medications. In this regard it should be noted that the data from the expanded access studies with Epidiolex we are currently supporting, as presented by Devinsky et al. at the Annual Meeting of the American Epilepsy Society held in December 2015, indicates that Clobazam co-therapy is associated with a higher rate of treatment response (median reduction in convulsive seizures (CBD with v. without Clobazam) at week 12 of treatment. However, this effect is not seen in patients with Dravet syndrome or LGS. We have initiated a Company-sponsored double-blinded, placebo controlled Phase 2 trial to investigate this drug:drug interaction in a controlled and scientific manner;
•	slower than expected rates of subject recruitment and enrollment rates in clinical trials;
•	difficulty in retaining subjects who have initiated a clinical trial but may withdraw at any time due to adverse side effects from the therapy, insufficient efficacy, fatigue with the clinical trial process or for any other reason;
•	delays or inability in manufacturing or obtaining sufficient quantities of materials for use in clinical trials due to regulatory and manufacturing constraints;
•	inadequacy of or changes in our manufacturing process or product formulation;
•	delays in obtaining regulatory authorization to commence a trial, including “clinical holds” or delays requiring suspension or termination of a trial by a regulatory agency, such as the FDA, before or after a trial is commenced;
•	DEA-related recordkeeping, reporting or security violations at a clinical site, leading the DEA or state authorities to suspend or revoke the site’s controlled substance license and causing a delay or termination of planned or ongoing trials;
•	changes in applicable regulatory policies and regulation, including changes to requirements imposed on the extent, nature or timing of studies;
•	delays or failure in reaching agreement on acceptable terms in clinical trial contracts or protocols with prospective clinical trial sites;
•	uncertainty regarding proper dosing;
•	delay or failure to supply product for use in clinical trials which conforms to regulatory specification;
•	unfavorable results from ongoing pre-clinical studies and clinical trials;
•	failure of our contract research organizations, or CROs, or other third-party contractors to comply with all contractual requirements or to perform their services in a timely or acceptable manner;
•	failure by us, our employees, our CROs or their employees to comply with all applicable FDA or other regulatory requirements relating to the conduct of clinical trials or the handling, storage, security and recordkeeping for controlled substances;
•	scheduling conflicts with participating clinicians and clinical institutions;
•	failure to design appropriate clinical trial protocols;
•	regulatory concerns with cannabinoid products generally and the potential for abuse;
•	insufficient data to support regulatory approval;
•	inability or unwillingness of medical investigators to follow our clinical protocols; or
•	difficulty in maintaining contact with patients during or after treatment, which may result in incomplete data.

Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Any failure by us to comply with existing regulations could harm our reputation and operating results.

We are subject to extensive regulation by U.S. federal and state and foreign governments in each of the markets where we currently sell Sativex or in markets where we have product candidates progressing through the approval process. We must adhere to all regulatory requirements including the FDA’s Good Laboratory Practice, current Good Manufacturing Practice, or cGMP, and Good Clinical Practice requirements. If we or our suppliers fail to comply with applicable regulations, including FDA pre-or post-approval cGMP requirements, then the FDA or other foreign regulatory authorities could sanction us. Even if a drug is FDA-approved, regulatory authorities may impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly post-marketing trials.

If any of our product candidates is approved in the United States, it will be subject to ongoing regulatory requirements for labeling, packaging, storage, distribution, import, export, advertising, promotion, sampling, recordkeeping and submission of safety and other post-market information, including both federal and state requirements in the United States. In addition, manufacturers and manufacturers’ facilities are required to comply with extensive FDA requirements, including ensuring that quality control and manufacturing procedures conform to cGMP. As such, we and our contract manufacturers (in the event contract manufacturers are appointed in the future) are subject to continual review and periodic inspections to assess compliance with cGMP. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production, quality control and quality assurance. We will also be required to report certain adverse reactions and production problems, if any, to the FDA, and to comply with requirements concerning advertising and promotion for our products. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved label.

If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of the product, it may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If we fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may:

•	issue warning letters;
•	impose civil or criminal penalties;
•	suspend regulatory approval;
•	suspend any of our ongoing clinical trials;
•	refuse to approve pending applications or supplements to approved applications submitted by us;
•	impose restrictions on our operations, including by requiring us to enter in to a Corporate Integrity Agreement or closing our contract manufacturers’ facilities, if any; or
•	seize or detain products or require a product recall.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from Sativex and our product candidates. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our business and our operating results will be adversely affected. Additionally, if we are unable to generate revenue from sales of Sativex, our potential for achieving profitability will be diminished and the capital necessary to fund our operations will be increased.

Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business and damage our reputation. We expend significant resources on compliance efforts and such expenses are unpredictable and might adversely affect our results. Changing laws, regulations and standards might also create uncertainty, higher expenses and increase insurance costs. As a result, we intend to invest all reasonably necessary resources to comply with evolving standards, and this investment might result in increased management and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Information obtained from expanded access studies may not reliably predict the efficacy of our product candidates in company-sponsored clinical trials and may lead to adverse events that could limit approval.

The expanded access studies we are currently supporting are uncontrolled, carried out by individual investigators and not typically conducted in strict compliance with GCPs, all of which can lead to a treatment effect which may differ from that in placebo-controlled trials. These studies provide only anecdotal evidence of efficacy for regulatory review. These studies contain no control or comparator group for reference and these patient data are not designed to be aggregated or reported as study results. Moreover, data from such small numbers of patients may be highly variable. Information obtained from these studies, including the statistical principles that we and the independent investigators have chosen to apply to the data, may not reliably predict data collected via systematic evaluation of the efficacy in company-sponsored clinical trials or evaluated via other statistical principles that may be applied in those trials. Reliance on such information to design our clinical trials may lead to Phase 2 and 3 trials that are not adequately designed to demonstrate efficacy and could delay or prevent our ability to seek approval of Epidiolex.

Expanded access programs provide supportive safety information for regulatory review. Physicians conducting these studies may use Epidiolex in a manner inconsistent with the protocol, including in children with conditions beyond those being studied in GW-sponsored trials. Any adverse events or reactions experienced by subjects in the expanded access program may be attributed to Epidiolex and may limit our ability to obtain regulatory approval with labeling that we consider desirable, or at all.

There is a high rate of failure for drug candidates proceeding through clinical trials.

Generally, there is a high rate of failure for drug candidates proceeding through clinical trials. We may suffer significant setbacks in our clinical trials similar to the experience of a number of other companies in the pharmaceutical and biotechnology industries, even after receiving promising results in earlier trials. In this regard, the results of none of the three Phase 3 cancer pain trials for Sativex showed a statistically significant difference for Sativex compared with placebo even though the results of the preceding Phase 2 cancer pain trials for Sativex did show positive results. Further, even if we view the results of a clinical trial to be positive, the FDA or other regulatory authorities may disagree with our interpretation of the data. In the event that we obtain negative results from clinical trials for Epidiolex or our other product candidates, or the FDA places a clinical hold on our trials due to potential Chemistry, Manufacturing and Controls issues or other hurdles or does not approve our NDA for our product candidates, we may not be able to generate sufficient revenue or obtain financing to continue our operations, our ability to execute on our current business plan will be materially impaired, our reputation in the industry and in the investment community would likely be significantly damaged and the price of our ADSs would likely decrease significantly. In addition, our inability to properly design, commence and complete clinical trials may negatively impact the timing and results of our clinical trials and ability to seek approvals for our drug candidates.

The anticipated development of a Risk Evaluation and Mitigation Strategy (REMS) for our product candidates could cause delays in the approval process and would add additional layers of regulatory requirements that could impact our ability to commercialize our product candidates in the United States and reduce their market potential.

As a condition of approval of an NDA, the FDA may require a Risk Evaluation and Mitigation Strategies (REMS) to ensure that the benefits of the drug outweigh the potential risks. REMS elements can include medication guides, communication plans for health care professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patient registries. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy. We may be required to adopt a REMS for our product candidates to ensure that the benefits outweigh the risks of abuse, misuse, diversion and other potential safety concerns. Even if abuse, misuse and diversion are not as high as for other cannabinoid products, there can be no assurance that the FDA will approve a manageable REMS for our product candidates, which could create material and significant limits on our ability to successfully commercialize our product candidates in the United States. Delays in the REMS approval process could result in delays in the NDA approval process. In addition, as part of the REMS, the FDA could require significant restrictions, such as restrictions on the prescription, distribution and patient use of the product, which could significantly impact our ability to effectively commercialize our product candidates, and dramatically reduce their market potential thereby adversely impacting our business, financial condition and results of operations. Even if initial REMS are not highly restrictive, if, after launch, our product candidates were to be subject to significant abuse/non-medical use or diversion from licit channels, this could lead to negative regulatory consequences, including a more restrictive REMS.

If we are found in violation of federal or state “fraud and abuse” laws, we may be required to pay a penalty and/or be suspended from participation in federal or state health care programs, which may adversely affect our business, financial condition and results of operations.

After we obtain regulatory approval for our products in the United States, if any, we will be subject to various federal and state health care “fraud and abuse” laws, including anti-kickback laws, false claims laws and other laws intended to reduce fraud and abuse in federal and state health care programs, which could affect us particularly upon successful commercialization of our products in the United States. The Medicare and Medicaid Patient Protection Act of 1987, or federal Anti-Kickback Statute, makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration that is intended to induce the referral of business, including the purchase, order or prescription of a particular drug for which payment may be made under a federal health care program, such as Medicare or Medicaid. Under federal government regulations, some arrangements, known as safe harbors, are deemed not to violate the federal Anti-Kickback Statute. Although we seek to structure our business arrangements in compliance with all applicable requirements, these laws are broadly written, and it is often difficult to determine precisely how the law will be applied in specific circumstances. Accordingly, it is possible that our practices may be challenged under the federal Anti-Kickback Statute. False claims laws prohibit anyone from knowingly and willfully presenting or causing to be presented for payment to third-party payers, including government payers, claims for reimbursed drugs or services that are false or fraudulent, claims for items or services that were not provided as claimed, or claims for medically unnecessary items or services. Cases have been brought under false claims laws alleging that off-label promotion of pharmaceutical products or the provision of kickbacks has resulted in the submission of false claims to governmental health care programs. Under the Health Insurance Portability and Accountability Act of 1996, we are prohibited from knowingly and willfully executing a scheme to defraud any health care benefit program, including private payers, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services. Violations of fraud and abuse laws may be punishable by criminal and/or civil sanctions, including fines and/or exclusion or suspension from federal and state health care programs such as Medicare and Medicaid and debarment from contracting with the U.S. government. In addition, private individuals have the ability to bring actions on behalf of the government under the federal False Claims Act as well as under the false claims laws of several states.

Many states have adopted laws similar to the federal anti-kickback statute, some of which apply to the referral of patients for health care services reimbursed by any source, not just governmental payers. In addition, California and a few other states have passed laws that require pharmaceutical companies to comply with the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers and/or the Pharmaceutical Research and Manufacturers of America Code on Interactions with Healthcare Professionals. In addition, several states impose other marketing restrictions or require pharmaceutical companies to make marketing or price disclosures to the state. There are ambiguities as to what is required to comply with these state requirements and if we fail to comply with an applicable state law requirement we could be subject to penalties.

Neither the government nor the courts have provided definitive guidance on the application of fraud and abuse laws to our business. Law enforcement authorities are increasingly focused on enforcing these laws, and it is possible that some of our practices may be challenged under these laws. While we believe we have structured our business arrangements to comply with these laws, it is possible that the government could allege violations of, or convict us of violating, these laws. If we are found in violation of one of these laws, we could be required to pay a penalty and could be suspended or excluded from participation in federal or state health care programs, and our business, results of operations and financial condition may be adversely affected.

Our ability to research, develop and commercialize Sativex and our product candidates is dependent on our ability to maintain licenses relating to the cultivation, possession and supply of controlled substances.

Our research and manufacturing facilities are located exclusively in the United Kingdom. In the United Kingdom, licenses to cultivate, possess and supply cannabis for medical research are granted by the Home Office on an annual basis. Although the Home Office has renewed our licenses each year since 1998, it may not do so in the future, in which case we may not be in a position to carry on our research and development program in the United Kingdom. In addition, we are required to maintain our existing commercial licenses to cultivate, produce and supply cannabis. However, if the Home Office were not prepared to renew such licenses, we would be unable to manufacture and distribute our products on a commercial basis in the United Kingdom or beyond. In order to carry out research in countries other than the United Kingdom, similar licenses to those outlined above are required to be issued by the relevant authority in each country. In addition, we will be required to obtain licenses to export from the United Kingdom and to import into the recipient country. To date, we have obtained necessary import and export licenses to 37 countries. Although we have an established track record of successfully obtaining such licenses as required, this may change in the future.

In the United States, the DEA regulates the cultivation, possession and supply of cannabis for medical research and/or commercial development, including the requirement of annual registrations to manufacture or distribute pharmaceutical products derived from cannabis extracts. We do not currently conduct manufacturing or repackaging/relabeling of any product candidates in the United States. In the event that we sought to do so in the future, a decision to manufacture, or supply cannabis extracts for medical research or commercial development in the United States would require that we and/or our contract manufacturers maintain such registrations, and be subject to other regulatory requirements such as manufacturing quotas, and if the DEA failed to issue or renew such registrations, we would be unable to manufacture and distribute any product in the United States on a commercial basis.

Serious adverse events or other safety risks could require us to abandon development and preclude, delay or limit approval of our product candidates, or limit the scope of any approved label or market acceptance.

If Sativex or any of our product candidates, prior to or after any approval for commercial sale, cause serious or unexpected side effects, or are associated with other safety risks such as misuse, abuse or diversion, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may interrupt, delay or halt clinical trials;
•	regulatory authorities may deny regulatory approval of our product candidates;
•	regulatory authorities may require certain labeling statements, such as warnings or contraindications or limitations on the indications for use, and/or impose restrictions on distribution in the form of a Risk Evaluation and Mitigation Strategy, or REMS, in connection with approval, if any;
•	regulatory authorities may withdraw their approval, require more onerous labeling statements or impose a more restrictive REMS of any product that is approved;
•	we may be required to change the way the product is administered or conduct additional clinical trials;
•	our relationships with our collaboration partners may suffer;
•	we could be sued and held liable for harm caused to patients; or
•	our reputation may suffer. The reputational risk is heightened with respect to those of our product candidates that are being developed for pediatric indications,

We may voluntarily suspend or terminate our clinical trials if at any time we believe that they present an unacceptable risk to participants or if preliminary data demonstrate that our product candidates are unlikely to receive regulatory approval or unlikely to be successfully commercialized. To date, we have only voluntarily suspended clinical trials when recruitment of the target patients has proven to be too difficult or, temporarily, to properly investigate suspected adverse events. In addition, regulatory agencies, IRBs or data safety monitoring boards may at any time recommend the temporary or permanent discontinuation of our clinical trials or request that we cease using investigators in the clinical trials if they believe that the clinical trials are not being conducted in accordance with applicable regulatory requirements, or that they present an unacceptable safety risk to participants. Although we have never been asked by a regulatory agency, IRB or data safety monitoring board to temporarily or permanently discontinue a clinical trial, if we elect or are forced to suspend or terminate a clinical trial of any of our product candidates, the commercial prospects for that product will be harmed and our ability to generate product revenue from that product may be delayed or eliminated. Furthermore, any of these events may result in labeling statements such as warnings or contraindications. In addition, such events or labeling could prevent us or our partners from achieving or maintaining market acceptance of the affected product and could substantially increase the costs of commercializing our product candidates and impair our ability to generate revenue from the commercialization of these products either by us or by our collaboration partners.

If third parties claim that intellectual property used by us infringes upon their intellectual property, our operating profits could be adversely affected.

There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the pharmaceutical industry. We may, from time to time, be notified of claims that we are infringing upon patents, trademarks, copyrights or other intellectual property rights owned by third parties, and we cannot provide assurances that other companies will not, in the future, pursue such infringement claims against us or any third-party proprietary technologies we have licensed. If we were found to infringe upon a patent or other intellectual property right, or if we failed to obtain or renew a license under a patent or other intellectual property right from a third party, or if a third party that we were licensing technologies from was found to infringe upon a patent or other intellectual property rights of another third party, we may be required to pay damages, including triple damages if the infringement is found to be willful, suspend the manufacture of certain products or reengineer or rebrand our products, if feasible, or we may be unable to enter certain new product markets. Any such claims could also be expensive and time consuming to defend and divert management’s attention and resources. Our competitive position could suffer as a result. In addition, if we have declined to enter into a valid non-disclosure or assignment agreement for any reason, we may not own the invention or our intellectual property, and our products may not be adequately protected. Although we have reviewed certain third-party patents and patent filings that we believe may be relevant to Sativex, Epidiolex and our other product candidates, we have not conducted full freedom-to-operate searches or analyses, and we may not be aware of patents or pending or future patent applications that, if issued, would block us from commercializing Sativex, Epidiolex or our other product candidates. Thus, we cannot guarantee that Sativex, Epidiolex or our other product candidates, or our commercialization thereof, does not and will not infringe any third party’s intellectual property.

Risks Related to Our Reliance Upon Third Parties

We depend substantially on the commercial expertise of our collaboration partners for Sativex.

Although we intend to commercialize Epidiolex using our own sales and marketing operation in the United States and potentially elsewhere, we rely on the expertise and commercial skills of our collaboration partners to sell Sativex. We have entered into agreements for the commercialization of Sativex with Almirall S.A., or Almirall, in Europe (excluding the United Kingdom) and Mexico; Otsuka, in the United States; Novartis Pharma AG, or Novartis, in Australia and New Zealand, Asia (excluding Japan, China and Hong Kong), the Middle East (excluding Israel) and Africa; Bayer HealthCare AG in the United Kingdom and Canada; Ipsen Biopharm Ltd, or Ipsen, in Latin America (excluding Mexico and the Islands of the Caribbean); and Neopharm Group in Israel. Our ability to successfully market and sell Sativex in each of these markets depends entirely on the expertise and commercial skills of our collaboration partners. Our partners have the right, under certain circumstances, to terminate their agreements with us, and three of our partners, Almirall,

Otsuka and Novartis, have the right to terminate their agreements with us without cause. No partner has given notice of termination of their agreement with us to date, but given the fact that not one of three Phase 3 cancer pain trials for Sativex showed a statistically significant difference for Sativex compared with placebo, we cannot be certain that not one of these partners will not terminate their agreement with us. Further, a failure by our partners to successfully market Sativex, or the termination of agreements with our partners, may have an adverse effect on our business at least in the near term period following such termination.

We have relied on Otsuka for funding of our Sativex research and development programs in the United States and if Otsuka were to terminate its agreement with us we would have to fund any future development of Sativex in the United States ourselves, and come to an agreement with Otsuka on jointly-owned intellectual property resulting from our pre-clinical research collaboration.

Under the terms of our agreement with Otsuka with respect to Sativex in the United States, Otsuka funds all pre-clinical and clinical trials for the development of Sativex in the treatment of cancer pain as well as potential additional indications. There is however no assurance that Otsuka will agree to fund future development activities. As outlined above, Otsuka has the right to terminate their agreement with us without cause. In light of the results of the Phase 3 cancer pain trials for Sativex discussed above, we cannot be certain that Otsuka will not terminate this agreement. If Otsuka were to terminate this agreement, we would be required to find alternative funding for our clinical program for any future development of Sativex in the United States.

In addition, under the terms of the research collaboration agreement we entered with Otsuka in 2007 all intellectual property rights (including both patents and non-manufacturing related know-how) that was conceived by either Otsuka or us during the course of the collaboration is to be jointly owned by Otsuka and us unless Otsuka elects to cease funding the prosecution and maintenance costs for these rights. As at May 31, 2016 we had 6 patent families which consist of 81 jointly owned patent applications and 73 granted patents relating to our collaboration with Otsuka. Because Otsuka exercises some control over this jointly owned intellectual property, we may need to seek Otsuka’s consent to out-license and/or enforce some of this collaboration intellectual property in the future.

Our existing collaboration arrangements and any that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize Sativex and our product candidates.

We are a party to, and may seek additional, collaboration arrangements with pharmaceutical or biotechnology companies for the development or commercialization of Sativex and our product candidates. We may, with respect to our product candidates, enter into new arrangements on a selective basis depending on the merits of retaining commercialization rights for ourselves as compared to entering into selective collaboration arrangements with leading pharmaceutical or biotechnology companies for each product candidate, both in the United States and internationally. To the extent that we decide to enter into collaboration agreements, we will face significant competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, document and implement. We may not be successful in our efforts to establish, implement and maintain collaborations or other alternative arrangements if we choose to enter into such arrangements and, as noted above, our selected partners may be given, and may exercise, a right to terminate their agreement with us without cause. The terms of any collaboration or other arrangements that we may establish may not be favorable to us.

Any existing or future collaboration that we enter into may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations. For example, we have amended our agreement with Novartis, our collaborator for Sativex in parts of Asia, the Middle East and Africa, in order to permit Novartis not to make a determination about launching Sativex in any country in its territory until final data is available for the Phase 3 clinical trials for Sativex in cancer pain. In light of the results of these trials, there is a likelihood that Novartis will terminate their agreement with us.

Disagreements between parties to a collaboration arrangement regarding development, intellectual property, regulatory or commercialization matters, can lead to delays in the development process or commercialization of the applicable product candidate and, in some cases, termination of the collaboration arrangement. These disagreements can be difficult to resolve if neither of the parties has final decision making authority.

Collaborations with pharmaceutical or biotechnology companies and other third parties often are terminated or allowed to expire by the other party. Any such termination or expiration would adversely affect us financially and could harm our business reputation.

We depend on a limited number of suppliers for materials and components required to manufacture Sativex and our other product candidates. The loss of these suppliers, or their failure to supply us on a timely basis, could cause delays in our current and future capacity and adversely affect our business.

We depend on a limited number of suppliers for the materials and components required to manufacture Sativex and our other product candidates. For example, we rely on single-source suppliers to supply various components of Sativex, including the glass vial and pump actuator, and we rely on a single contractor for commercial supply of botanical raw material for Sativex. Although we are actively working on expanding the number of suppliers and facilities for Epidiolex production, at present we have two independent contractors who supply botanical raw material for Epidiolex but are otherwise dependent on single-source suppliers and facilities for producing Epidiolex. As a result, we may not be able to obtain sufficient quantities of critical materials and components in the future. A delay or interruption by our suppliers may also harm our business, results of operations and financial condition. In addition, the lead time needed to establish a relationship with a new supplier can be lengthy, and we may experience delays in meeting demand in the event we must switch to a new supplier. The time and effort to qualify for and, in some cases, obtain regulatory approval for a new supplier could result in additional costs, diversion of resources or reduced manufacturing yields, any of which would negatively impact our operating results. Our dependence on single-source suppliers exposes us to numerous risks, including the following: our suppliers may cease or reduce production or deliveries, raise prices or renegotiate terms; our suppliers may become insolvent or cease trading; we may be unable to locate a suitable replacement supplier on acceptable terms or on a timely basis, or at all; and delays caused by supply issues may harm our reputation, frustrate our customers and cause them to turn to our competitors for future needs.

A significant portion of our cash and cash equivalents are held at a small number of banks.

A significant portion of our cash and cash equivalents is presently held at a small number of banks. Although our board has adopted a treasury policy requiring us to limit the amount of cash held by each banking group taking into account their credit ratings, we are subject to credit risk if any of these banks are unable to repay the balance in the applicable account or deliver our securities or if any bank should become bankrupt or otherwise insolvent. Any of the above events could have a material and adverse effect on our business, results of operations and financial condition.

Risks Related to Our Intellectual Property

We may not be able to adequately protect Sativex, our product candidates or our proprietary technology in the marketplace.

Our success will depend, in part, on our ability to obtain patents, protect our trade secrets and operate without infringing on the proprietary rights of others. We rely upon a combination of patents, trade secret protection (i.e., know how), and confidentiality agreements to protect the intellectual property of Sativex and our product candidates. The strengths of patents in the pharmaceutical field involve complex legal and scientific questions and can be uncertain. Where appropriate, we seek patent protection for certain aspects of our products and technology. Filing, prosecuting and defending patents throughout the world would be prohibitively expensive, so our policy is to patent commercially potential technology in jurisdictions with significant commercial opportunities. However, patent protection may not be available for some of the products or technology we are developing. If we must spend significant time and money protecting, defending or enforcing our patents, designing around patents held by others or licensing, potentially for large fees, patents or other proprietary rights held by others, our business, results of operations and financial condition may be harmed. We may not develop additional proprietary products that are patentable.

The patent positions of pharmaceutical products are complex and uncertain. The scope and extent of patent protection for Sativex and our product candidates are particularly uncertain. To date, our principal product candidates, including Sativex and Epidiolex, have been based on specific formulations of certain previously known cannabinoids found in nature in the cannabis sativa plant. While we have sought patent protection directed to, among other things, composition of matter for our specific formulations, their methods of use, and methods of manufacture, we do not have and will not be able to obtain composition of matter protection on these previously known cannabinoids per se. We anticipate that the products we develop in the future will continue to include or be based on the same or other naturally occurring compounds, as well as synthetic compounds we may discover. Although we have sought and expect to continue to seek patent protection for our product candidates, their methods of use, and methods of manufacture, any or all of them may not be subject to effective patent protection. Publication of information related to Sativex and our product candidates by us or others may prevent us from obtaining or enforcing patents relating to these products and product candidates. Furthermore, others may independently develop similar products, may duplicate our products, or may design around our patent rights. In addition, any of our issued patents may be opposed and/or declared invalid or unenforceable. Indeed, two of our recently issued European patents, including our European patent claiming the use of CBD in the treatment of partial seizures, have received notices of opposition which may result in claims in either or both of these patents being narrowed or cancelled such that the scope of an opposed patent may not be as broad, or the opposed patent may be revoked in its entirety. If we fail to adequately protect our intellectual property, we may face competition from companies who attempt to create a generic product to compete with Sativex or Epidiolex. We may also face competition from companies who develop a substantially similar product to Sativex, Epidiolex or one of our other product candidates that is not covered by any of our patents.

Many companies have encountered significant problems in protecting, defending and enforcing intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property rights, particularly those relating to pharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

Risks Related to Controlled Substances

Controlled substance legislation differs between countries and legislation in certain countries may restrict or limit our ability to sell Sativex and our product candidates.

Most countries are parties to the Single Convention on Narcotic Drugs 1961, which governs international trade and domestic control of narcotic substances, including cannabis extracts. Countries may interpret and implement their treaty obligations in a way that creates a legal obstacle to our obtaining regulatory approval for Sativex, Epidiolex and our other products in those countries. These countries may not be willing or able to amend or otherwise modify their laws and regulations to permit Sativex, Epidiolex or our other products to be marketed, or achieving such amendments to the laws and regulations may take a prolonged period of time. For example, we are currently unable to file a regulatory application in Mexico or Japan due to a national law which the regulators consider prevents the approval of a cannabis-based medicine. In the case of countries with similar obstacles, we would be unable to market Sativex, Epidiolex and our product candidates in countries in the near future or perhaps at all if the laws and regulations in those countries do not change.

The product candidates we are developing will be subject to U.S. controlled substance laws and regulations and failure to comply with these laws and regulations, or the cost of compliance with these laws and regulations, may adversely affect the results of our business operations, both during clinical development and post approval, and our financial condition.

The product candidates we are developing contain controlled substances as defined in the federal Controlled Substances Act of 1970, or CSA. Controlled substances that are pharmaceutical products are subject to a high degree of regulation under the CSA, which establishes, among other things, certain registration, manufacturing quotas, security, recordkeeping, reporting, import, export and other requirements administered by the DEA. The DEA classifies controlled substances into five schedules: Schedule I, II, III, IV or V substances. Schedule I substances by definition have a high potential for abuse, no currently “accepted medical use” in the United States, lack accepted safety for use under medical supervision, and may not be prescribed, marketed or sold in the United States. Pharmaceutical products approved for use in the United States which contain a controlled substance are listed as Schedule II, III, IV or V, with Schedule II substances considered to present the highest potential for abuse or dependence and Schedule V substances the lowest relative risk of abuse among such substances. Schedule I and II drugs are subject to the strictest controls under the CSA, including manufacturing and procurement quotas, security requirements and criteria for importation. In addition, dispensing of Schedule II drugs is further restricted. For example, they may not be refilled without a new prescription.

While cannabis is a Schedule I controlled substance, products approved for medical use in the United States that contain cannabis or cannabis extracts should be placed in Schedules II-V, since approval by the FDA satisfies the “accepted medical use” requirement. If and when any of our product candidates receive FDA approval, the DEA will make a scheduling determination and place the product in a schedule other than Schedule I in order for it to be prescribed to patients in the United States. If approved by the FDA, we expect the finished dosage form of Epidiolex to be controlled in Schedule III or IV. Consequently, the manufacture, importation, exportation, domestic distribution, storage, sale and legitimate use will be subject to specific and potentially significant levels of regulation by the DEA. On November 25, 2015 the President of the United States signed a new law that (i) amends the CSA to require the DEA to issue an interim final scheduling rule within ninety days following FDA approval and the Secretary of Health and Human Services recommending that the Attorney General control the drug in Schedule II, III, IV or V, and (ii) amends the FDCA to ensure that companies do not lose exclusivity on newly approved drugs because of the DEA drug scheduling process. Insys Therapeutics Inc., a competitor who is developing products for the treatment of Dravet Syndrome and LGS (among other indications) which are based on CBD produced by a synthetic process, has already petitioned DEA to reschedule its synthetic CBD. Any DEA rescheduling action on the Insys petition might be limited to CBD produced by a synthetic process and thereby not apply to our product. If Insys succeeds with its petition before its product is approved by FDA, it will avoid the 90-day post-FDA approval rescheduling delay. Furthermore, if the FDA, DEA, or any foreign regulatory authority determines that Sativex or Epidiolex may have potential for abuse, it may require us to generate more clinical or other data than we currently anticipate to establish whether or to what extent the substance has an abuse potential, which could increase the cost and/or delay the launch of that product.

DEA registration and inspection of facilities.  Facilities conducting research, manufacturing, distributing, importing or exporting, or dispensing controlled substances must be registered (licensed) to perform these activities and have the security, control, recordkeeping, reporting and inventory mechanisms required by the DEA to prevent drug loss and diversion. All these facilities must renew their registrations annually, except dispensing facilities, which must renew every three years. The DEA conducts periodic inspections of certain registered establishments that handle controlled substances. Obtaining the necessary registrations may result in delay of the importation, manufacturing or distribution of Sativex and/or Epidiolex. Furthermore, failure to maintain compliance with the CSA, particularly non-compliance resulting in loss or diversion, can result in regulatory action that could have a material adverse effect on our business, financial condition and results of operations. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to restrict, suspend or revoke those registrations. In certain circumstances, violations could lead to criminal proceedings.

State-controlled substances laws.  Individual states have also established controlled substance laws and regulations. Though state-controlled substances laws often mirror federal law, because the states are separate jurisdictions, they may separately schedule our product candidates as well. While some states automatically schedule a drug based on federal action, other states schedule drugs through rulemaking or a legislative action. State scheduling may delay commercial sale of any product for which we obtain federal regulatory approval and adverse scheduling could have a material adverse effect on the commercial attractiveness of such product. We or our partners must also obtain separate state registrations, permits or licenses in order to be able to obtain, handle, and distribute controlled substances for clinical trials or commercial sale, and failure to meet applicable regulatory requirements could lead to enforcement and sanctions by the states in addition to those from the DEA or otherwise arising under federal law.

Clinical trials.  Because Sativex and Epidiolex contain cannabis extracts, which are Schedule I substances, to conduct clinical trials with Sativex and Epidiolex in the United States prior to approval, each of our research sites must submit a research protocol to the DEA and obtain and maintain a DEA researcher registration that will allow those sites to handle and dispense Sativex and/or Epidiolex (as applicable) and to obtain the product from our importer. If the DEA delays or denies the grant of a research registration to one or more research sites, the clinical trial could be significantly delayed, and we could lose clinical trial sites. The importer for the clinical trials must also obtain a Schedule I importer registration and an import permit for each import. We do not currently conduct any manufacturing or repackaging/relabeling of either Sativex or its active ingredients (i.e., the cannabis extract) or Epidiolex or its active ingredient (purified CBD) in the United States. Sativex and Epidiolex are both imported in fully-finished, packaged and labeled dosage forms.

Importation.  If one of our product candidates is approved and classified as a Schedule II or III substance, an importer can import for commercial purposes if it obtains an importer registration and files an application for an import permit for each import. The DEA provides annual assessments/estimates to the International Narcotics Control Board which guides the DEA in the amounts of controlled substances that the DEA authorizes to be imported. The failure to identify an importer or obtain the necessary import authority, including specific quantities, could affect product availability and have a material adverse effect on our business, results of operations and financial condition. In addition, an application for a Schedule II importer registration must be published in the Federal Register, and there is a waiting period for third party comments to be submitted. It is always possible a competitor could take this opportunity to make adverse comments that delay the grant of an importer registration.

If one of our product candidates is approved and classified as a Schedule II controlled substance, federal law may prohibit the import of the substance for commercial purposes. If a product is listed as a Schedule II substance, we will not be allowed to import that drug for commercial purposes unless the DEA determines that domestic supplies are inadequate or there is inadequate domestic competition among domestic manufacturers for the substance as defined by the DEA. It is always possible the DEA could find that the active substance in a product, even if it is a plant derived substance, could be manufactured in the US. Moreover, Schedule I controlled substances, including BDSs, have never been registered with the DEA for importation commercial purposes, only for scientific and research needs. Therefore, if neither Sativex nor its BDSs, nor Epidiolex or its purified BDS could be imported, that product would have to be wholly manufactured in the United States, and we would need to secure a manufacturer that would be required to obtain and maintain a separate DEA registration for that activity.

Manufacture in the United States.  If, because of a Schedule II classification or voluntarily, we were to conduct manufacturing or repackaging/relabeling in the United States, our contract manufacturers would be subject to the DEA’s annual manufacturing and procurement quota requirements. Additionally, regardless of the scheduling of Sativex and Epidiolex, cannabis and the BDSs comprising the active ingredient in the final dosage form are currently Schedule I controlled substances and would be subject to such quotas as these substances could remain listed on Schedule I. The annual quota allocated to us or our contract manufacturers for the active ingredients in our products may not be sufficient to complete clinical trials or meet commercial demand. Consequently, any delay or refusal by the DEA in establishing our, or our contract manufacturers’, procurement and/or production quota for controlled substances could delay or stop our clinical trials or product launches, which could have a material adverse effect on our business, financial position and operations.

Distribution in the United States.  If any of our product candidates is scheduled as Schedule II or III, we would also need to identify wholesale distributors with the appropriate DEA and state registrations and authority to distribute the product to pharmacies and other health care providers. We would need to identify distributors to distribute the product to pharmacies; these distributors would need to obtain Schedule II or III distribution registrations. The failure to obtain, or delay in obtaining, or the loss any of those registrations could result in increased costs to us. If any of our product candidates is a Schedule II drug, pharmacies would have to maintain enhanced security with alarms and monitoring systems and they must adhere to recordkeeping and inventory requirements. This may discourage some pharmacies from carrying either or both of these products. Furthermore, state and federal enforcement actions, regulatory requirements, and legislation intended to reduce prescription drug abuse, such as the requirement that physicians consult a state prescription drug monitoring program may make physicians less willing to prescribe, and pharmacies to dispense, Schedule II products.

The approval and use of medical and recreational marijuana in various U.S. states may impact our business.

There is a substantial amount of change occurring in various states of the United States regarding the use of medical and recreational marijuana. While marijuana is a Schedule I substance as defined under federal law, and its possession and use is not permitted according to federal law, a number of individual states have enacted state laws to enable possession and use of marijuana for medical purposes, and in some states for recreational purposes also. Our business is quite distinct from that of crude herbal marijuana, however, our prospects may be impacted by developments of these laws at the state level in the United States.

Risks Related to Ownership of our American Depositary Shares (ADSs) and Ordinary Shares

The liquidity of our ADSs and ordinary shares may have an adverse effect on share price.

As at March 31, 2016, we had 262,867,486 ordinary shares outstanding. Of these shares, 185,351,388 of our ordinary shares were held as ADSs and 77,516,098 were held as ordinary shares outside the ADS facility. In connection with our May 2013 initial public offering, or IPO, of ADSs on the NASDAQ Global Market, we issued 3,678,000 ADSs. In January 2014 we issued an additional 2,807,275 ADSs in a public offering on the NASDAQ Global Market. In June 2014 we issued an additional 1,455,000 ADSs and certain selling shareholders sold an additional 500,000 ADSs in a public offering on the NASDAQ Global Market. In May 2015 we issued an additional 1,840,000 ADSs in a public offering on the NASDAQ Global Market. There is a risk that there may not be sufficient liquidity in the market to accommodate significant increases in selling activity or the sale of a large block of our securities. Our ADSs have historically had limited trading volume, which may also result in volatility.

Additionally, our ADSs are traded on NASDAQ and our ordinary shares are traded on AIM. We cannot predict the effect of this dual listing on the value of our ordinary shares and ADSs. However, the dual listing of our ordinary shares and ADSs may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for the ADSs in the United States. The price of the ADSs could also be adversely affected by trading in our ordinary shares on AIM. From time to time we review whether to maintain the admission of our ordinary shares to trading on AIM. Cancellation of the admission of our ordinary shares to trading on AIM would require the requisite consent of shareholders prescribed by the AIM Rules for Companies unless London Stock Exchange plc agrees otherwise. Subject to London Stock Exchange plc so agreeing, our directors may resolve to cancel the admission of our ordinary shares to trading on AIM without requiring shareholder consent at a general meeting. We cannot predict the effect that such cancellation would have on the market price of the ADSs and it may have an adverse effect on the market price of the ADSs and on individual shareholders.

As a new investor, you will experience substantial dilution as a result of this offering.

The public offering price per ADS will be substantially higher than the net tangible book value per ADS prior to the offering. Consequently, if you purchase ADSs in this offering at the public offering price of $96.35 per ADS, you will incur immediate dilution of $77.56 per ADS. For further information regarding the dilution resulting from this offering, please see the section entitled “Dilution” in this prospectus supplement. In addition, you may experience further dilution to the extent that additional ordinary shares are issued upon exercise of outstanding options and warrants. This dilution is due in large part to the fact that our earlier investors paid substantially less than the public offering price when they purchased their ordinary shares. In addition, if the underwriters exercise their option to purchase additional ADSs, you will experience additional dilution.

The market price of our ADSs and ordinary shares may be volatile.

Many factors may have a material adverse effect on the market price of the ADSs and ordinary shares, including, but not limited to:

•	the loss of any of our key scientific or management personnel;
•	announcements of the failure to obtain regulatory approvals or receipt of a complete response letter from the FDA;
•	announcements of restricted label indications or patient populations, or changes or delays in regulatory review processes;
•	announcements of therapeutic innovations or new products by us or our competitors;
•	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;
•	changes or developments in laws or regulations applicable to Sativex, Epidiolex and our product candidates;
•	any adverse changes to our relationship with licensors, manufacturers or suppliers;
•	the failure of our testing and clinical trials;
•	the failure to retain our existing, or obtain new, collaboration partners;
•	announcements concerning our competitors or the pharmaceutical industry in general;
•	the achievement of expected product sales and profitability;
•	the failure to obtain reimbursements for our products or price reductions;
•	manufacture, supply or distribution shortages;
•	actual or anticipated fluctuations in our operating results;
•	our cash position;
•	changes in financial estimates or recommendations by securities analysts;
•	potential acquisitions;
•	the trading volume of ADSs on NASDAQ and of our ordinary shares on AIM;
•	sales of our ADSs or ordinary shares by us, our executive officers and directors or our shareholders in the future;
•	the impact on the financial markets or otherwise of the expected withdrawal of the United Kingdom from the European Union;
•	general economic and market conditions and overall fluctuations in the United States equity markets; and
•	changes in accounting principles.

In addition, the stock market in general, and NASDAQ in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of individual companies. Broad market and industry factors may negatively affect the market price of our ADSs, regardless of our actual operating performance.

In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation often has been instituted against that company. In January 2016, a shareholder-initiated class action lawsuit was filed against us. While this lawsuit has been dismissed, similar litigation if initiated against us in the future, could cause us to incur substantial costs to defend such claims and divert management’s attention and resources, which could seriously harm our business, financial condition, results of operations and prospects.

Our largest shareholder owns a significant percentage of the share capital and voting rights of GW.

As of September 30, 2015, Capital Research and Management Company held approximately 14.00% of our issued share capital, accounting for approximately 14.00% of the voting rights of the Company. To the extent Capital Research and Management Company continues to hold a large percentage of our share capital and voting rights, it will remain in a position to exert greater influence in the appointment of the directors and officers of GW and in other corporate actions that require shareholders’ approval.

Substantial future sales of our ordinary shares or the ADSs in the public market, or the perception that these sales could occur, could cause the price of the ordinary shares or ADSs to decline.

Sales of our ordinary shares or ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ordinary shares or ADSs to decline. The ordinary shares held by our directors, including our officers, are available for sale and are not subject to contractual and legal restrictions on resale. If any of our large shareholders or members of our management team seek to sell substantial amounts of our ordinary shares or ADSs, particularly if these sales are in a rapid or disorderly manner, or other investors perceive that these sales could occur, the market price of our ordinary shares or ADSs could decrease significantly.

As a foreign private issuer, we are not subject to certain NASDAQ Global Market corporate governance rules applicable to U.S. listed companies and are subject to reporting obligations that are different and less frequent than those of a U.S. listed company. As a result, investors in our securities may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

We rely on a provision in NASDAQ’s Global Market Listed Company Manual that allows us to follow English corporate law and the Companies Act 2006 with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the NASDAQ Global Market.

For example, we are exempt from NASDAQ Global Market regulations that require a U.S. listed company to:

•	have a majority of the board of directors consist of independent directors;
•	require non-management directors to meet on a regular basis without management present;
•	promptly disclose any waivers of the code for directors or executive officers that should address certain specified items;
•	have an independent nominating committee;
•	have a compensation committee charter specifying the items enumerated in NASDAQ Stock Market, Marketplace Rule 5605(d)(1) and a review and assessment of the adequacy of that charter on an annual basis;
•	solicit proxies and provide proxy statements for all shareholder meetings; and
•	seek shareholder approval for the implementation of certain equity compensation plans and issuances of ordinary shares.

As a foreign private issuer, we are permitted to, and we will continue to, follow home country practice in lieu of the above requirements.

Because we qualify and report as a foreign private issuer under the Exchange Act of 1934, as amended (the “Exchange Act”), we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the

Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. We intend to continue to furnish quarterly reports to the Securities and Exchange Commission on Form 6-K for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act, although the information we furnish may not be the same as the information that is required in quarterly reports on Form 10-Q for U.S. domestic issuers. In addition, while U.S. domestic issuers that are large accelerated filers are required to file their annual reports on Form 10-K within 60 days after the end of each fiscal year foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. Although we intend to make quarterly financial reports available to our shareholders in a timely manner, investors in our securities may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

Because we are listed on the NASDAQ Global Market, our Audit Committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and Rule 10A-3 of the Exchange Act, both of which are also applicable to NASDAQ Global Market-listed U.S. companies. Because we are a foreign private issuer, however, our Audit Committee is not subject to additional NASDAQ Global Market requirements applicable to U.S. listed companies, including an affirmative determination that all members of the Audit Committee are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act of 1933 as amended (the “Securities Act”), and therefore we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on March 31, 2017.

In the future, we would lose our foreign private issuer status if a majority of our ordinary shares (including those represented by ADSs) are owned by U.S. shareholders and a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under applicable U.S. securities laws as a U.S. domestic issuer may be significantly higher than our current regulatory and compliance costs. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We will also have to report our results under U.S. Generally Accepted Accounting Principles, rather than under International Financial Reporting Standards, as a domestic registrant. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with corporate governance practices required for U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements of the NASDAQ Global Market that are available to foreign private issuers.

We incur significant increased costs as a result of operating as a company whose ADSs are publicly traded in the United States, and our management is required to devote substantial time to new compliance initiatives.

As a company whose ADSs commenced trading in the United States in May 2013, we incur significant legal, accounting, insurance and other expenses that we did not previously incur. In addition, the Sarbanes-Oxley Act, Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and NASDAQ Global Market have imposed various requirements on public companies including requiring establishment and maintenance of effective disclosure and financial controls. Because we are no longer an emerging growth company under the Jumpstart Our Business Startups Act of 2012 (JOBS Act), we are required to comply with Section 404(b) of the Sarbanes-Oxley Act, which involves considerable management time and expenses. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs, relative to companies that are listed solely in the United Kingdom, and make some activities more time-consuming and costly. We estimate that our annual compliance expenses will be approximately £1.4 million in each of the next two fiscal years. These rules and regulations have also made it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially civil litigation.

U.S. investors may have difficulty enforcing civil liabilities against our Company, our directors or members of senior management and the experts named in this prospectus supplement.

Except for Justin Gover, Julian Gangolli, and Cabot Brown, our directors and the experts named in this prospectus supplement are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. Mayer Brown International LLP, our English solicitors, advised us that there is doubt as to whether English courts would enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in the United Kingdom will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under English law. The rights of holders of ordinary shares, and therefore certain of the rights of holders of ADSs, are governed by English law, including the provisions of the Companies Act 2006, and by our Articles. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Description of Share Capital — Differences in Corporate Law” in our Registration Statement on Form F-3 (File No. 333-195747), filed with the SEC on May 7, 2014 and which is incorporated by reference into this prospectus supplement for a description of the principal differences between the provisions of the Companies Act 2006 applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.

We may be classified as a passive foreign investment company, or a PFIC, in any taxable year and U.S. holders of our ordinary shares could be subject to adverse U.S. federal income tax consequences.

The rules governing passive foreign investment companies, or PFICs, can have adverse effects for U.S. federal income tax purposes. The tests for determining PFIC status for a taxable year depend upon the relative values of certain categories of assets and the relative amounts of certain kinds of income. The determination of whether we are a PFIC depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Based on our estimated gross income, the average value of our assets, including goodwill and the nature of our active business, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the taxable year ending September 30, 2016.

If we are a PFIC, U.S. holders of our ordinary shares would be subject to adverse U.S. federal income tax consequences, such as ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. A U.S. holder of our ordinary shares may be able to mitigate some of the adverse U.S. federal income tax consequences described above with respect to owning the ordinary shares if we are classified as a PFIC, provided that such U.S. investor is eligible to make, and validly makes, a “mark-to-market” election. In certain circumstances a U.S. Holder can make a “qualified electing fund” election to mitigate some of the adverse tax consequences described with respect to an ownership interest in a PFIC by including in income its share of the PFIC’s income on a current basis. However, we do not currently intend to prepare or provide the information that would enable a U.S. Holder to make a qualified electing fund election.

Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our ordinary shares. For more information related to classification as a PFIC, see “Taxation — U.S. Federal Income Taxation — Passive Foreign Investment Company.”

USE OF PROCEEDS

We estimate that we will receive total estimated net proceeds from this offering of approximately $141.3 million (£108.9 million at the rate at July 11, 2016 of $1.2984 to £1.00), or $162.5 million if the underwriters exercise their option to purchase additional ADSs in full, in each case after deducting estimated underwriting discounts and commissions and estimated expenses of the offering payable by us.

A $10.0 million increase (decrease) in the amount of ADSs offered by us, as set forth on the cover page of this prospectus supplement, would increase (decrease) the net proceeds from this offering to us by approximately $9.4 million, after deducting estimated underwriting discounts and commissions and estimated expenses of the offering payable by us (assuming no exercise of the option to purchase additional ADSs by the underwriters).

We intend to use the net proceeds we receive from this offering as follows:

•	$50.0 million to fund pre-launch commercialization activities for Epidiolex;
•	$30.0 million to fund further expansion of our Epidiolex manufacturing capability to meet anticipated medium and long-term demand;
•	$25.0 million to fund manufacture of Epidiolex inventory in preparation for launch;
•	$20.0 million to fund the expansion of the market opportunity for Epidiolex through clinical development of other orphan indications;
•	$10.0 million to fund the advancement of other pipeline opportunities; and
•	$6.3 million for other general corporate purposes.

The expected uses of the net proceeds we receive from this offering represent our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenses may vary significantly depending on numerous factors. Accordingly, we will have broad discretion over the uses of the net proceeds in this offering and investors will be relying on the judgment of our management regarding the application of the net proceeds. In addition, it is possible that the amount set forth above will not be sufficient for the purposes described above. Pending these uses, we intend to invest the net proceeds from this offering in short or medium term investments.

EXCHANGE RATES

Fluctuations in the exchange rate between the pound sterling and the U.S. dollar will affect the U.S. dollar amounts received by owners of the ADSs on conversion of dividends, if any, paid in pounds sterling on the ordinary shares and will affect the U.S. dollar price of the ADSs on NASDAQ. The table below shows the period end, average, high and low exchange rates of U.S. dollars per pound sterling for the periods shown. Average rates are computed by using the noon buying rate of the Federal Reserve Bank of New York for the U.S. dollar on the last business day of each month during the relevant year indicated or each business day during the relevant month indicated. The rates set forth below are provided solely for your convenience and may differ from the actual rates used in the preparation of our consolidated financial statements included in or incorporated by reference into this prospectus supplement and the accompanying prospectus and other financial data appearing in this prospectus supplement.

	Noon Buying Rate
	Period End	Average(1)	High	Low
Period:
2011	1.5537	1.6105	1.6691	1.5358
2012	1.6262	1.5924	1.6275	1.5301
2013	1.6574	1.5642	1.6574	1.4837
2014	1.5578	1.6484	1.7165	1.5517
2015	1.4746	1.5284	1.5882	1.4648
2016 (through July 11, 2016)	1.3281	1.4276	1.4800	1.2921
Month:
January 2016	1.4184	1.4391	1.4686	1.4167
February 2016	1.3926	1.4290	1.4580	1.3867
March 2016	1.4381	1.4249	1.4514	1.3948
April 2016	1.4625	1.4319	1.4625	1.4082
May 2016	1.4530	1.4524	1.4694	1.4369
June 2016	1.3242	1.4202	1.4800	1.3217
July 2016 (through July 11, 2016)	1.2938	1.3017	1.3281	1.2921

(1)	The average of the noon buying rate for pounds sterling on the last day of each full month during the relevant year or each business day during the relevant month indicated.

PRICE RANGE OF OUR ORDINARY SHARES

Our ordinary shares have been trading on AIM under the symbol “GWP” since June 28, 2001.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on AIM in pounds sterling and U.S. dollars. U.S. dollar per ordinary share amounts have been translated into U.S. dollars at $1.4381 = £1.00 based on the certified foreign exchange rates published by Federal Reserve Bank of New York on March 31, 2016.

	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual (Year Ended September 30):
2011	£1.33	£0.83	$1.91	$1.19
2012	£1.03	£0.66	$1.48	$0.95
2013	£0.90	£0.40	$1.29	$0.58
2014	£5.24	£0.85	$7.54	$1.22
2015	£6.96	£3.20	$10.01	$4.60
2016 (through July 11, 2016)	£6.23	£2.12	$8.96	$3.05
Quarterly:
First Quarter 2014	£1.99	£0.85	$2.86	$1.22
Second Quarter 2014	£4.11	£1.90	$5.91	$2.73
Third Quarter 2014	£5.10	£2.19	$7.33	$3.15
Fourth Quarter 2014	£5.24	£4.00	$7.54	$5.75
First Quarter 2015	£4.30	£3.21	$6.18	$4.62
Second Quarter 2015	£5.60	£3.69	$8.05	$5.31
Third Quarter 2015	£6.96	£5.06	$10.01	$7.28
Fourth Quarter 2015	£6.93	£4.90	$9.97	$7.05
First Quarter 2016	£5.05	£3.66	$7.26	$5.26
Second Quarter 2016	£5.41	£2.12	$7.78	$3.05
Third Quarter 2016	£5.80	£4.35	$8.34	$6.26
Fourth Quarter 2016 (through July 11, 2016)	£6.23	£5.86	$8.96	$8.43
Most Recent Six Months:
January 2016	£3.92	£2.96	$5.64	$4.26
February 2016	£2.91	£2.38	$4.18	$3.42
March 2016	£5.19	£2.12	$7.46	$3.05
April 2016	£5.07	£4.39	$7.29	$6.31
May 2016	£5.41	£4.35	$7.78	$6.26
June 2016	£5.80	£4.94	$8.34	$7.10
July 2016 (through July 11, 2016)	£6.23	£5.86	$8.96	$8.43

On July 11, 2016, the last reported sales price of our ordinary shares on AIM was £6.23 per share ($8.09 per share).

PRICE RANGE OF OUR ADSs

Our ADSs, each representing 12 ordinary shares, have been listed on Nasdaq since May 1, 2013. Our ADSs are listed for trading on Nasdaq under the symbol “GWPH.”

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ADSs on Nasdaq in U.S. dollars.

	Price Per ADS
	High	Low
Annual (Year Ended September 30):
2013 (May 1, 2013 through September 30, 2013)	$17.75	$8.51
2014	$107.35	$17.01
2015	$129.68	$61.55
2016 (through July 11, 2016)	$96.35	$36.64
Quarterly:
Third Quarter 2013	$9.09	$8.51
Fourth Quarter 2013	$17.75	$8.76
First Quarter 2014	$41.54	$17.01
Second Quarter 2014	$83.05	$38.06
Third Quarter 2014	$107.29	$44.00
Fourth Quarter 2014	$107.35	$80.70
First Quarter 2015	$82.33	$61.55
Second Quarter 2015	$100.48	$69.61
Third Quarter 2015	$129.68	$90.58
Fourth Quarter 2015	$129.01	$88.78
First Quarter 2016	$92.27	$64.96
Second Quarter 2016	$85.25	$36.64
Third Quarter 2016	$94.19	$73.64
Fourth Quarter 2016 (through July 11, 2016)	$96.35	$92.20
Most Recent Six Months:
January 2016	$68.46	$50.16
February 2016	$50.62	$40.77
March 2016	$85.25	$36.64
April 2016	$86.36	$73.64
May 2016	$90.48	$76.66
June 2016	$94.19	$83.13
July 2016 (through July 11, 2016)	$96.35	$92.20

On July 11, 2016, the last reported sales price of our ADSs on Nasdaq was $96.35 per ADS.

CAPITALIZATION

The following table presents our total capitalization and cash and cash equivalents as at March 31, 2016:

•	on an actual basis; and
•	on a pro forma basis to give effect to the sale by us of $150 million of ADSs in this offering at an assumed public offering price of $96.35 per ADS (the closing trading price of our ADSs on Nasdaq on July 11, 2016), after deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering and assuming no exercise of the option to purchase additional ADSs by the underwriters. Pro forma amounts that have been added to the actual amounts in the table below have been translated at the rate at July 11, 2016 of $1.2984 to £1.00.

	As of March 31, 2016
	Actual (in thousands)		Pro forma for the Offering (in thousands)
Cash and cash equivalents	$276,791	£192,684	$418,141	£301,548
Obligations under finance leases, including current maturities	$2,294	£1,597	$2,294	£1,597
Equity:
Share capital	$378	£263	$402	£282
Share premium account	$502,628	£349,898	$643,953	£458,744
Other reserves	$27,423	£19,090	$27,423	£19,090
Accumulated deficit	$(222,400)	£(154,821)	$(222,400)	£(154,821)
Total equity	$308,029	£214,430	$449,378	£323,295
Total capitalization	$310,323	£216,027	$451,672	£324,892

A $1.00 increase or decrease in the assumed public offering price per ADS would increase or decrease our pro forma total equity and total capitalization by approximately $1.5 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming that the amount of ADSs offered by us as set forth on the cover page of this prospectus supplement remains the same.

We may also increase or decrease the amount of ADSs we are offering from the assumed amount of ADSs set forth on the cover page of this prospectus supplement. An increase of $10.0 million in the amount of ADSs offered by us from the assumed amount of ADSs set forth on the cover page of this prospectus supplement, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, would increase our pro forma total equity and total capitalization by approximately $9.4 million, assuming that the assumed public offering price remains the same. Similarly, a decrease of $10.0 million in the amount of ADSs offered by us from the assumed amount of ADSs set forth on the cover page of this prospectus supplement, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, would decrease our pro forma total equity and total capitalization by approximately $9.4 million, assuming that the assumed public offering price remains the same.

The information discussed above is illustrative only and will adjust based on the actual public offering price, the actual number of ADSs that we offer in this offering, and other terms of this offering determined at pricing.

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the assumed public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the assumed public offering price per ordinary share underlying our ADSs is substantially in excess of the net tangible book value per ordinary share. Our net tangible book value as at March 31, 2016 was approximately $1.14 per ordinary share and $13.67 per ADS. Net tangible book value per share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting net tangible book value per ordinary share from the assumed public offering price per ordinary share which is $96.35 per ADS and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in such net tangible book value after March 31, 2016, other than to give effect to our sale of $150 million of ADSs offered in this offering at the assumed public offering price of $96.35 per ADS after deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as at March 31, 2016 would have been $1.57 per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, or $18.79 per ADS. This represents an immediate increase in net tangible book value of $0.43 per ordinary share, or $5.12 per ADS, to existing shareholders and an immediate dilution in net tangible book value of $6.46 per ordinary share, or $77.56 per ADS, to purchasers of ADSs in this offering. The following table presents this dilution to new investors purchasing ADSs in the offering:

As at March 31, 2016
(per ADS)
(in $)
Assumed public offering price	96.35
Net tangible book value as at March 31, 2016(1)	13.67
Increase in net tangible book value attributable to new investors	5.12
As adjusted net tangible book value immediately after the offering	18.79
Dilution to new investors	77.56

(1)	Net tangible book value at March 31, 2016, excludes a deferred tax asset of $1.0 million.

Each $1.00 increase (decrease) in an assumed public offering price of $96.35 per ADS after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us would increase (decrease) the net tangible book value after this offering by $0.01 per ordinary share and $0.06 per ADS and that the amount of ADSs offered by us as set forth on the cover page of this prospectus supplement remains the same and the dilution to investors in the offering by $0.01 per ordinary share and $0.06 per ADS, assuming no exercise of the option to purchase additional ADSs granted to the underwriters.

We may also increase or decrease the amount of ADSs we are offering from the assumed amount of ADSs set forth on the cover page of this prospectus supplement. An increase of $10.0 million in the amount of ADSs offered by us from the assumed amount of ADSs set forth on the cover page of this prospectus supplement, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, would increase our as adjusted net tangible book value after this offering by approximately $9.4 million, or approximately $0.02 per ordinary share and $0.32 per ADS, and the dilution to investors in the offering by $0.02 per ordinary share and $0.32 per ADS, in each case assuming no exercise of the option to purchase additional ADSs granted to the underwriters and that the assumed public offering price remains the same. Similarly, a decrease of $10.0 million in the amount of ADSs offered by us from the assumed amount of ADSs set forth on the cover page of this prospectus supplement, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, would decrease our as adjusted net tangible book value after this offering by approximately $9.4 million, or approximately $0.02 per ordinary share and $0.32 per ADS, and the dilution to investors in the offering by $0.02 per ordinary share and $0.32 per ADS, in each case assuming no exercise of the option to purchase additional ADSs granted to the underwriters and that the assumed public offering price remains the same.

The information discussed above is illustrative only and will adjust based on the actual public offering price, the actual number of ADSs that we offer in this offering, and other terms of this offering determined at pricing.

If the underwriters exercise in full their option to purchase up to $22,500,000 of additional ADSs at an assumed public offering price of $96.35 per share, the as adjusted net tangible book value after this offering would be $1.62 per ordinary share and $19.50 per ADS, representing an increase in net tangible book value of $0.06 per ordinary share and $0.71 per ADS to existing shareholders and immediate dilution in net tangible book value of $0.06 per ordinary share and $0.71 per ADS to investors purchasing ADSs in this offering at the assumed public offering price.

TAXATION

U.S. Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of the purchase, ownership and disposition of the ADSs. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, in effect as of the date of this prospectus supplement and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus supplement, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

This discussion applies only to U.S. Holders that acquire the ADSs in this offering and hold the ADSs as capital assets for U.S. federal income tax purposes. It does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase the ADSs by any particular investor. In particular, this discussion does not address tax considerations applicable to a U.S. Holder that may be subject to special tax rules, including, without limitation, a dealer in securities or currencies, a trader in securities that elects to use a mark-to-market method of accounting for securities holdings, banks, thrifts, or other financial institutions, an insurance company, a tax-exempt organization, a person that holds the ADSs as part of a hedge, straddle or conversion transaction for tax purposes, a person whose functional currency for tax purposes is not the U.S. dollar, certain former citizens or residents of the United States, a person subject to the U.S. alternative minimum tax, or a person that owns or is deemed to own 10% or more of the company’s voting stock. In addition, the discussion does not address tax consequences to an entity treated as a partnership for U.S. federal income tax purposes that holds the ADSs, or a partner in such partnership. The U.S. federal income tax treatment of each partner of such partnership generally will depend upon the status of the partner and the activities of the partnership. Prospective purchasers that are partners in a partnership holding the ADSs should consult their own tax advisers.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE ADSs.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ADSs and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state therein or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (i) is subject to the primary supervision of a court within the United States and subject to the control of one or more U.S. persons for all substantial decisions or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

Taxation of Dividends and Other Distributions on the ADSs

Subject to the PFIC rules discussed below, the gross amount of cash distributions made by us to you with respect to the ADSs will generally be includable in your gross income as dividend income on the date of receipt by the depositary bank, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent, if any, that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. U.S. Holders should consult their own tax advisors regarding the tax consequences to them if we pay dividends in any non-U.S. currency. A dividend in respect of the ADSs will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will generally be taxed at the preferential rate applicable to qualified dividend income, provided that (i) the ADSs are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (ii) we are not a PFIC (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, (iii) certain holding period requirements are met and (iv) you are not under any obligation to make related payments with respect to positions in substantially similar or related property. You should consult your tax advisors regarding the availability of the preferential rate for dividends paid with respect to the ADSs.

Dividends generally will constitute income from sources outside the United States for U.S. foreign tax credit purposes. However, if 50% or more of our stock is treated as held by U.S. persons, we will be treated as a “U.S.-owned foreign corporation.” In that case, dividends may be treated for U.S. foreign tax credit purposes as income from sources outside the United States to the extent paid out of our non-U.S. source earnings and profits, and as income from sources within the United States to the extent paid out of our U.S. source earnings and profits. We cannot assure you that we will not be treated as a U.S.-owned foreign corporation. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the U.S. foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the preferential rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs will generally constitute “passive category income.”

Taxation of Dispositions of ADSs

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS equal to the difference between the amount realized (in U.S. dollars) for the ADS and your tax basis (in U.S. dollars) in the ADS. The gain or loss will generally be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS for more than one year, you may be eligible for preferential tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to an additional 3.8% Medicare tax on some or all of such U.S. Holder’s “net investment income.” Net investment income generally includes income from the ADSs unless such income is derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). You should consult your tax advisors regarding the effect this Medicare tax may have, if any, on your acquisition, ownership or disposition of the ADSs.

Disposition of Foreign Currency

U.S. Holders are urged to consult their tax advisors regarding the tax consequences of receiving, converting or disposing of any non-U.S. currency received as dividends on the ADSs or on the sale or retirement of an ADS.

Passive Foreign Investment Company

Special U.S. tax rules apply to companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) on average at least 50% of the value of our assets produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. In making this determination, we will be treated as earning our proportionate share of any income and owning our proportionate share of any assets of any corporation in which we hold a 25% or greater interest (by value).

Based on our estimated gross income, the average value of our assets, including goodwill, and the nature of our active business, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the taxable year ending September 30, 2016. Our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year. The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to fluctuate (and may fluctuate considerably given that market prices of life sciences companies can be especially volatile). Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization and the value of our goodwill, a decline in the value of our shares could affect the determination of whether we are a PFIC. We do not intend to make a determination of our or any of our future subsidiaries’ PFIC status in the future.

A U.S. Holder may be able to mitigate some of the adverse U.S. federal income tax consequences described below with respect to owning the ADSs if we are classified as a PFIC for any taxable year, provided that such U.S. Holder is eligible to make, and validly makes a mark-to-market election, described below. In certain circumstances a U.S. Holder can make a qualified electing fund election, or QEF election, to mitigate some of the adverse tax consequences described with respect to an ownership interest in a PFIC by including in income its share of the PFIC’s income on a current basis. However, we do not currently intend to prepare or provide the information that would enable a U.S. Holder to make a qualified electing fund election.

In the event we are classified as a PFIC, in any year in which you hold the ADSs, and you do not make the election described in the following paragraphs, any gain recognized by you on a sale or other disposition (including a pledge) of the ADSs would be allocated ratably over your holding period for the ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. Further, to the extent that any distribution received by you on your ADSs were to exceed 125% of the average of the annual distributions on the ADSs received during the preceding three years or your holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale or other disposition of shares, described above. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of your ADSs at death.

If we are a PFIC for any taxable year during which you holds the ADSs, then in lieu of being subject to the special tax regime and interest charge rules discussed above, you may make an election to include gain on the ADSs as ordinary income under a mark-to-market method, provided that such the ADSs are treated as “regularly traded” on a “qualified exchange.” In general, the ADSs will be treated as “regularly traded” for a given calendar year if more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter of such calendar year. Although the U.S. Internal Revenue Service (“IRS”) has not published any authority identifying specific exchanges that may constitute “qualified exchanges,” Treasury Regulations provide that a qualified exchange is (a) a U.S. securities exchange that is registered with the Securities and Exchange Commission, (b) the U.S. market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a non-U.S. securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such non-U.S. exchange has trading volume, listing, financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open, fair and orderly, market, and to protect investors; and the laws of the country in which such non-U.S. exchange is located and the rules of such non-U.S. exchange ensure that such requirements are actually enforced and (ii) the rules of such non-U.S. exchange effectively promote active trading of listed shares. No assurance can be given that the ADSs will meet the requirements to be treated as “regularly traded” for purposes of the mark-to-market election. In addition, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, you may continue to be subject to the special tax regime with respect to your indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including shares in any future subsidiary of ours that is treated as a PFIC.

If you make this mark-to-market election, you will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of your ADSs at year-end over your basis in those ADSs. In addition, the excess, if any, of your basis in the ADSs over the fair market value of your ADSs at year-end is deductible as an ordinary loss in an amount equal to the lesser of (i) the amount of the excess or (ii) the amount of the net mark-to-market gains that have been included in income in prior years. Any gain recognized upon the sale of the ADSs will be taxed as ordinary income in the year of sale. Amounts treated as ordinary income will not be eligible for the preferential tax rate applicable to qualified dividend income or long-term capital gains. Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.

The U.S. federal income tax rules relating to PFICs are complex. You are urged to consult your tax advisors with respect to the purchase, ownership and disposition of the ADSs, any elections available with respect to such ADSs and the U.S. Internal Revenue Service information reporting obligations with respect to the purchase, ownership and disposition of the ADSs.

Information Reporting and Backup Withholding

Distributions with respect to ADSs and proceeds from the sale, exchange or disposition of ADSs may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. If a U.S. Holder owns ADS during any year in which we are a PFIC, such U.S. Holder (including, potentially, indirect holders) generally must file a U.S. Internal Revenue Service Form 8621 with such holder’s federal income tax return for that year.

Specified Foreign Financial Assets

Tax reporting obligations are imposed on certain U.S. persons that own “specified foreign financial assets,” including securities issued by any foreign person, either directly or indirectly or through certain foreign financial institutions, if the aggregate value of all of those assets exceeds $50,000 on the last day of the taxable year (and in some circumstances, a higher threshold). This reporting requirement applies to individuals and, if specified by the U.S. Internal Revenue Service, domestic entities formed or availed of for the purpose of holding, directly or indirectly, specified foreign financial assets. The ADSs may be treated as specified foreign financial assets, and investors may be subject to this information reporting regime. Significant penalties and an extended statute of limitations may apply to a U.S. Holder subject to this reporting requirement that fails to file information reports. Each prospective investor that is a U.S. person should consult its own tax advisor regarding this information reporting obligation.

United Kingdom Tax Considerations

The following is a general summary of certain U.K. tax considerations relating to the ownership and disposal of the ordinary shares or the ADSs and does not address all possible tax consequences relating to an investment in the ordinary shares or the ADSs. It is based on current U.K. tax law and generally published HM Revenue & Customs, (or “HMRC”), practice as at the date of this prospectus supplement, both of which are subject to change, possibly with retrospective effect.

Save as provided otherwise, this summary applies only to persons who are resident (and, in the case of individuals, domiciled) in the United Kingdom for tax purposes and who are not resident for tax purposes in any other jurisdiction and do not have a permanent establishment or fixed base in any other jurisdiction with which the holding of the ordinary shares or ADSs is connected (“U.K. Holders”). Persons (a) who are not resident (or, if resident are not domiciled) in the United Kingdom for tax purposes, including those individuals and companies who trade in the United Kingdom through a branch, agency or permanent establishment in the United Kingdom to which the ordinary shares or the ADSs are attributable, or (b) who are resident or otherwise subject to tax in a jurisdiction outside the United Kingdom, are recommended to seek the advice of professional advisors in relation to their taxation obligations.

This summary is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor. It does not address all of the tax considerations that may be relevant to specific investors in light of their particular circumstances or to investors subject to special treatment under U.K. tax law. In particular:

•	this summary only applies to the absolute beneficial owners of the ordinary shares or the ADSs and any dividends paid in respect of the ordinary shares represented by the ADSs where the dividends are regarded for U.K. tax purposes as that person’s own income (and not the income of some other person);
•	this summary: (a) only addresses the principal U.K. tax consequences for investors who hold the ordinary shares or ADSs as capital assets/investments, (b) does not address the tax consequences that may be relevant to certain special classes of investor such as dealers, brokers or traders in shares or securities and other persons who hold the ordinary shares or ADSs otherwise than as an investment, (c) does not address the tax consequences for holders that are financial institutions, insurance companies, collective investment schemes, pension schemes, charities or tax-exempt organizations, (d) assumes that the holder is not an officer or employee of the Company (or of any related company) and has not (and is not deemed to have) acquired the ordinary shares or ADSs by reason of an office or employment, and (e) assumes that the holder does not control or hold (and is not deemed to control or hold), either alone or together with one or more associated or connected persons, directly or indirectly (including through the holding of the ADSs), an interest of 10% or more in the issued share capital (or in any class thereof), voting power, rights to profits or capital of the Company, and is not otherwise connected with the Company.

This summary further assumes that a holder of ADSs will be treated as the beneficial owner of the underlying ordinary shares for U.K. tax purposes.

POTENTIAL INVESTORS IN THE ADSs SHOULD SATISFY THEMSELVES PRIOR TO INVESTING AS TO THE OVERALL TAX CONSEQUENCES, INCLUDING, SPECIFICALLY, THE CONSEQUENCES UNDER U.K. TAX LAW AND HMRC PRACTICE OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ORDINARY SHARES OR ADSs, IN THEIR OWN PARTICULAR CIRCUMSTANCES BY CONSULTING THEIR OWN TAX ADVISERS.

Taxation of dividends

Withholding Tax

Dividend payments in respect of the ordinary shares represented by the ADSs may be made without withholding or deduction for or on account of U.K. tax.

Income Tax

Dividends received by individual U.K. Holders will be subject to U.K. income tax on the amount of the dividend paid.

As a result of new rules to be introduced by Finance Bill 2016 (which is yet to be enacted), a new dividend tax regime for individuals will apply with effect from 6 April 2016. Under these new rules, dividend tax credit which was available in respect of dividends paid prior to 6 April 2016 to individuals will be abolished and replaced with a new tax-free dividend allowance, which will exempt (by applying a nil rate of tax) the first £5,000 of dividend income received by individual U.K. Holders in a tax year from U.K. income tax, regardless of the amount of the individual’s other taxable income.

Dividend income in excess of the £5,000 allowance will be taxed at the rate of 7.5% to the extent that the dividend, when treated as the top slice of the relevant U.K. Holder’s income, does not exceed the basic rate income tax limit, at the rate of 32.5% to the extent that the dividend, when treated as the top slice of the relevant U.K. Holder’s income, exceeds the basic rate income tax limit but does not exceed the higher rate income tax limit, and at the rate of 38.1% to the extent that the dividend, when treated as the top slice of the relevant U.K. Holder’s income, exceeds the higher rate income tax limit.

An individual holder of ordinary shares or ADSs who is not a U.K. Holder will not be chargeable to U.K. income tax on dividends paid by the company, unless such holder carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency in the United Kingdom to which the ordinary shares or ADSs are attributable. In these circumstances, such holder may, depending on his or her individual circumstances, be chargeable to U.K. income tax on dividends received from the company.

Corporation Tax

A U.K. Holder within the charge to U.K. corporation tax may be entitled to exemption from U.K. corporation tax in respect of dividend payments. If the conditions for the exemption are not satisfied, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the gross amount of any dividends. If potential investors are in any doubt as to their position, they should consult their own professional advisers.

A corporate holder of ordinary shares or ADSs that is not a U.K. Holder will not be subject to U.K. corporation tax on dividends received from the company, unless it carries on a trade in the United Kingdom through a permanent establishment to which the ordinary shares or ADSs are attributable. In these circumstances, such holder may, depending on its individual circumstances and if the exemption from U.K. corporation tax discussed above does not apply, be chargeable to U.K. corporation tax on dividends received from the company.

Taxation of disposals

U.K. Holders

A disposal or deemed disposal of ordinary shares or ADSs by an individual U.K. Holder may, depending on his or her individual circumstances, give rise to a chargeable gain or to an allowable loss for the purpose of U.K. capital gains tax. The principal factors that will determine the capital gains tax position on a disposal of ordinary shares or ADSs are the extent to which the holder realizes any other capital gains in the tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or any earlier tax year and the level of the annual allowance of tax-free gains in that tax year (the “annual exemption”). The annual exemption for the 2016/2017 tax year is £11,100. If, after all allowable deductions, an individual U.K. Holder’s total taxable income (which, for the avoidance of doubt, includes any dividend income within the £5,000 nil rate band described above) for the year exceeds the basic rate income tax limit, a taxable capital gain accruing on a disposal of ordinary shares or ADSs will be taxed at 20%. If, after all allowable deductions, an individual U.K. Holder’s total taxable income for the year does not exceed the basic rate income tax limit, and assuming the individual does not have any other taxable capital gains in the tax year that would use up the remaining basic rate allowance, a taxable capital gain accruing on a disposal of ordinary shares or ADSs will be taxed at 10% on an amount that, when treated as the top slice of the relevant U.K. Holder’s income/gains, does not exceed the basic rate income tax and at 20% on the remainder.

A disposal of ordinary shares or ADSs by a corporate U.K. Holder may give rise to a chargeable gain or an allowable loss for the purpose of U.K. corporation tax. Such a holder should be entitled to an indexation allowance, which applies to reduce capital gains to take account of inflation. The allowance may reduce a chargeable gain but will not create or increase an allowable loss.

Any gains or losses in respect of currency fluctuations over the period of holding the ADSs would also be brought into account on the disposal.

Non-U.K. Holders

An individual holder who is not a U.K. Holder will not be liable to U.K. capital gains tax on capital gains realized on the disposal of his or her ordinary shares or ADSs unless such holder carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency in the United Kingdom to which the ordinary shares or ADSs are attributable. In these circumstances, such holder may, depending on his or her individual circumstances, be chargeable to U.K. capital gains tax on chargeable gains arising from a disposal of his or her ordinary shares or ADSs.

A corporate holder of ordinary shares or ADSs that is not a U.K. Holder will not be liable for U.K. corporation tax on chargeable gains realized on the disposal of its ordinary shares or ADSs unless it carries on a trade in the United Kingdom through a permanent establishment to which the ordinary shares or ADSs are attributable. In these circumstances, a disposal of ordinary shares or ADSs by such holder may give rise to a chargeable gain or an allowable loss for the purposes of U.K. corporation tax.

Inheritance Tax

If for the purposes of the Taxes on Estates of Deceased Persons and on Gifts Treaty 1978 between the United States and the United Kingdom an individual holder of ordinary shares or ADSs is domiciled in the United States and is not a national of the United Kingdom, any ordinary shares or ADSs beneficially owned by that holder will not generally be subject to U.K. inheritance tax on that holder’s death or on a gift made by that holder during his/her lifetime, provided that any applicable United States federal gift or estate tax liability is paid, except where (i) the ordinary shares or ADSs are part of the business property of a U.K. permanent establishment or pertain to a U.K. fixed base used for the performance of independent personal services; or (ii) the ordinary shares or ADSs are comprised in a settlement unless, at the time the settlement was made, the settlor was domiciled in the United States and not a national of the U.K. (in which case no charge to U.K. inheritance tax should apply).

Stamp Duty and Stamp Duty Reserve Tax

Issue and transfer of ordinary shares

Securities admitted to trading on a “recognised growth market” (currently including AIM) are exempt from U.K. stamp duty and stamp duty reserve tax (“SDRT”), provided that those securities are not “listed” on any market. As such, the issue of the ordinary shares and the transfer of the ordinary shares for value should not give rise to either U.K. stamp duty or SDRT.

Transfer of ADSs

Based on current HMRC published practice, no U.K. stamp duty should be payable on a written instrument transferring an ADS or on a written agreement to transfer an ADS, on the basis that an ADS is not regarded as “stock” or a “marketable security” for U.K. stamp duty purposes.

No SDRT will be payable on an agreement to transfer an ADS, as an ADS is not considered a “chargeable security” for the purposes of SDRT.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co., are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs, each representing 12 of our ordinary shares, par value £0.001 per share, of the Company, or “ordinary shares”, indicated below:

Name	Number of ADSs
Morgan Stanley & Co. LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman, Sachs & Co.
Cowen and Company, LLC
Piper Jaffray & Co.
Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the ADSs to the public at the offering price listed on the cover page of this prospectus supplement and part to certain dealers. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an additional $22,500,000 of ADSs from us at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

The following table shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to $22,500,000 of ADSs.

	Per ADS	Total
		No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us:	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $0.4 million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $15,000.

We will bear all costs, fees and expenses incurred in effecting the registration of the securities covered by this prospectus supplement, including, without limitation, blue sky registration and filing fees, and fees and expenses of our counsel and accountants. The underwriters have agreed to reimburse us for certain expenses related to this offering.

Our ADSs have been approved for quotation on the NASDAQ Global Market under the trading symbol “GWPH” and our ordinary shares are listed on AIM under the listing code “GWP”.

We, and all our directors and executive officers, have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co., on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus supplement (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or
•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs whether any such transaction described above is to be settled by delivery of ADSs or such other securities, in cash or otherwise. In addition, we and each such person agree that, without the prior written consent of Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co., on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares or ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

The restrictions described in the immediately preceding paragraph to do not apply to:

(i)	the sale by Dr. Stephen Wright, our Chief Medical Officer, of up to 200,000 ordinary shares or, if converted into ADSs, such equivalent number of ADSs, excluding transfers of ADSs or ordinary shares by such director in reliance upon any other exception to the restrictions described above;
(ii)	the public announcement of and related filing under the Exchange Act with respect to the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act by Justin Gover, our Chief Executive Officer, during the restricted period, provided that such plan does not provide for the transfer of ADSs or ordinary shares during the restricted period;
(iii)	transactions by any persons other than us relating to the ordinary shares, ADSs or other securities acquired in open market transactions after the completion of the offering, provided that no filing under Section 16(a) of the Exchange Act, is required or voluntarily made during the restricted period in connection with subsequent sales of ordinary shares, ADSs or other securities acquired, in such open market transactions;
(iv)	transfers of ordinary shares, ADSs or any security convertible into ordinary shares or ADSs as a bona fide gift or charitable contribution;
(v)	transfers to any member of the immediate family of the transferee or any trust or pension plan scheme for the direct or indirect benefit of the transferee or the immediate family of the transferee (for the purposes of this section, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin);
(vi)	transfers to the transferee’s affiliates or to any investment fund or other entity controlled or managed by the transferee;
(vii)	distributions of ordinary shares, ADSs or any security convertible into ordinary shares or ADSs to limited partners, members or shareholders of the transferee;
(viii)	exercises of warrants for ordinary shares, provided that any ordinary shares received in connection with the exercise of warrants is subject to the terms of the lock-up agreement;
(ix)	transfers of ADSs or ordinary shares to us in connection with the cashless exercise of options that would otherwise expire, other than a “broker-assisted” cashless exercise; provided that any ADSs or ordinary shares received in connection with the cashless exercise of options is subject to the terms of the lock-up agreement;

(x)	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ADSs or ordinary shares, provided that such plan does not provide for the transfer of ADSs or ordinary shares during the restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan is required or voluntarily made by or on behalf of the transferee during the restricted period; or
(xi)	the sale of ADSs by us to the underwriters.

provided that in the case of any transfer or distribution pursuant to the fourth, fifth, sixth, seventh and ninth clauses above, (i) the transferee agrees to sign and deliver a lock-up agreement substantially in the form of the lock-up agreement described above and (ii) no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of our ordinary shares or ADSs is required or voluntarily made during the restricted period.

Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co., in their sole discretion, may release the ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the option. The underwriters can close out a covered short sale by exercising the option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the option. The underwriters may also sell ADSs in excess of the option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus supplement in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Selling Restrictions

Canada

The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any ADSs may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;
(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or
(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our ADSs shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of our ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our ADSs to be offered so as to enable an investor to decide to purchase any of our ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and
(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

This document, in so far as it constitutes an invitation or inducement to engage in investment activity (within the meaning of section 21 FSMA) in connection with the securities which are the subject of the offering contemplated by this document, our ordinary shares or otherwise, is being directed only at (i) persons who are outside the United Kingdom or (ii) persons who have professional experience in matters relating to investments who fall within Article 19(5) (“Investment professionals”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) certain high value persons and entities who fall within Article 49(2)(a) to (d) (“High net worth companies, unincorporated associations etc”) of the Order; or (iv) any other person to whom it may lawfully be communicated (all such persons in (i) to (iv) together being referred to as “relevant persons”). The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. The communication of this document or any such invitation or inducement to any persons other than relevant persons is unauthorized and may contravene FSMA.

No approved prospectus relating to the matters in this document has been made available to the public in the United Kingdom and, accordingly, the securities which are the subject of the offering contemplated by this document may not be, and will not be, offered in the United Kingdom except in circumstances which will not result in there being an offer to the public in the United Kingdom (other than an offer falling within Section 86 FSMA).

Switzerland

The securities will not be distributed or offered, directly or indirectly, to the public in Switzerland and this document may not be publicly distributed or otherwise made publicly available in Switzerland. This document does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.

Dubai

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The securities to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the securities may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(b)	where no consideration is or will be given for the transfer;
(c)	where the transfer is by operation of law;
(d)	as specified in Section 276(7) of the SFA; or
(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

The validity of our ordinary shares and certain matters governed by English law will be passed on for us by Mayer Brown International LLP, our English counsel. The validity of the ADSs and certain other matters governed by U.S. federal and New York state law will be passed on for us by Mayer Brown LLP, New York, New York, our U.S. counsel. Certain legal matters in connection with this offering will be passed on for the underwriters by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., and Edwin Coe LLP, counsel for the underwriters.

EXPERTS

The financial statements incorporated into this Prospectus by reference from GW Pharmaceuticals plc’s Annual Report on Form 20-F for the year ended September 30, 2015 and the effectiveness of GW Pharmaceuticals plc’s internal control over financial reporting have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the financial statements and (2) express an adverse opinion on the effectiveness of internal control over financial reporting because of a material weakness). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. The reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

The SEC also maintains an Internet website at http://www.sec.gov that contains reports, proxies, information statements and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system and filed electronically with the SEC.

We will furnish to Citibank, N.A., as depositary bank of our ADSs, our annual and semi-annual reports. When the depositary bank receives these reports, it will upon our request promptly provide them to all holders of record of ADSs or otherwise make such reports available to such ADS holders in accordance with the terms of the deposit agreement. We will also furnish the depositary bank with all notices of shareholders’ meetings and other reports and communications in English that we make available to our shareholders. The depositary bank will make these notices, reports and communications available to holders of ADSs and will upon our request mail to all holders of record of ADSs the information contained in any notice of a shareholders’ meeting it receives.

Our ADSs are quoted on the NASDAQ Global Market under the symbol “GWPH”. You may inspect certain reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

Information about us is also available on our website at http://www.gwpharm.com. Such information on our website is not part of this prospectus supplement.

INCORPORATION BY REFERENCE

The rules of the SEC allow us to incorporate by reference information into this prospectus supplement. The information incorporated by reference is considered to be a part of this prospectus supplement. Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document which is incorporated or deemed to be incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

The following documents filed with the SEC are incorporated in this prospectus supplement by reference:

(1)	Our annual report on Form 20-F for the year ended September 30, 2015 (File No. 001-35892) which we filed with the SEC on December 7, 2015;
(2)	Our interim report for the period ended December 31, 2015 filed as an exhibit to Form 6-K filed with the SEC on February 10, 2016 (excluding the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Liquidity and Capital Resources — Guidance”); and
(3)	Our interim report for the period ended March 31, 2016 filed as an exhibit to Form 6-K filed with the SEC on May 5, 2016 (excluding the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Liquidity and Capital Resources — Guidance”).

We also incorporate by reference in this prospectus supplement all subsequent annual reports filed with the SEC on Form 20-F under the Exchange Act and those of our reports submitted to the SEC on Form 6-K that we specifically identify in such form as being incorporated by reference in this prospectus supplement after the date hereof and prior to the completion of an offering of securities under this prospectus supplement.

In addition, all reports and other documents filed or submitted by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of an offering pursuant to this prospectus supplement shall be deemed to be incorporated by reference in this prospectus supplement and to be part of this prospectus supplement from the date of filing or submission of such reports and documents.

You may also obtain copies of these documents free of charge by contacting us at the following address or telephone number set forth below:

GW Pharmaceuticals plc
Sovereign House, Vision Park
Chivers Way, Cambridge, CB24 9BZ
United Kingdom
Telephone number (44) 1223 266-800

PROSPECTUS

American Depositary Shares

GW PHARMACEUTICALS PLC

(Incorporated in England and Wales)

Representing Ordinary Shares

This prospectus relates to the proposed sale from time to time by us or any selling shareholder of American Depositary Shares, or ADSs, of GW Pharmaceuticals plc. Each ADS represents 12 ordinary shares, par value £0.001 per share. We will not receive any proceeds from the ADSs sold by any selling shareholder.

Our ADSs are quoted on the Nasdaq Global Market under the symbol “GWPH.” On May 6, 2014, the last reported sale price of our ADSs on the Nasdaq Global Market was $74.49 per ADS.

When securities are offered under this prospectus, we will provide you with a prospectus supplement describing the specific terms of the offering. You should read this prospectus and any accompanying prospectus supplement carefully before you invest. We or any selling shareholder may sell these securities to or through underwriters, and also to other purchasers or through dealers or agents, or through any combination of these methods, on a continuous or delayed basis. The names of the underwriters will be set forth in the accompanying prospectus supplement.

This prospectus may not be used to consummate sales of ADSs unless accompanied by a prospectus supplement.

Investing in these securities involves risks. See “Risk Factors” beginning on page 6 of this prospectus, as well as other information contained or incorporated by reference in this prospectus and the applicable prospectus supplement before deciding to invest in the ADSs.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 7, 2014.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-3 that we filed with the U.S. Securities and Exchange Commission, which we refer to as the SEC, utilizing a “shelf” registration process. Under this shelf registration process, we or certain of our shareholders may sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we or any selling shareholder may offer. Each time we or a selling shareholder offers securities pursuant to this prospectus, we will attach a prospectus supplement to the front of this prospectus that will contain specific information about the terms of the offering. We may also add, update or change information contained in this prospectus by means of a prospectus supplement or by incorporating by reference information that we file or furnish to the SEC. The registration statement that we filed with the SEC includes exhibits that provide more detail on the matters discussed in this prospectus. Before you invest in any securities offered by this prospectus, you should read this prospectus, any related prospectus supplements and the related exhibits filed with the SEC, together with the additional information described under the heading “Where You Can Find More Information” and “Incorporation By Reference.”

In this prospectus, “GW Pharma,” the Group,” the “Company,” “we,” “us” and “our” refer to GW Pharmaceuticals plc and its consolidated subsidiaries, except where the context otherwise requires. All references in this prospectus to “$” are to U.S. dollars, all references to “£” are to pounds sterling and all references to “€” are to Euros.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. Neither we nor any selling shareholder has authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor any selling shareholder will make an offer of these securities in any jurisdiction where it is unlawful. You should assume that the information in this prospectus or any prospectus supplement, as well as the information we have previously filed with the SEC or incorporated by reference in this prospectus, is accurate only as of the date of the documents containing the information.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. The reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

The SEC also maintains an Internet website at http://www.sec.gov that contains reports, proxies, information statements and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system and filed electronically with the SEC.

We will furnish to Citibank, N.A., as depositary bank of our ADSs, our annual and semi-annual reports. When the depositary bank receives these reports, it will upon our request promptly provide them to all holders of record of ADSs or otherwise make such reports available to such ADS holders in accordance with the terms of the deposit agreement. We will also furnish the depositary bank with all notices of shareholders’ meetings and other reports and communications in English that we make available to our shareholders. The depositary bank will make these notices, reports and communications available to holders of ADSs and will upon our request mail to all holders of record of ADSs the information contained in any notice of a shareholders’ meeting it receives.

Our ADSs are quoted on the Nasdaq Global Market under the symbol “GWPH.” You may inspect certain reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

Information about us is also available on our website at http://www.gwpharm.com. Such information on our website is not part of this prospectus.

INCORPORATION BY REFERENCE

The rules of the SEC allow us to incorporate by reference information into this prospectus. The information incorporated by reference is considered to be a part of this prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained in this prospectus or in any other subsequently filed document that is incorporated or deemed to be incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

The following documents filed with the SEC are incorporated in this prospectus by reference:

(1)	Our annual report on Form 20-F for the year ended September 30, 2013 (File No. 001-35892), which we filed with the SEC on November 25, 2013 and subsequently amended on January 6, 2014 and January 8, 2014; and
(2)	Our interim report for the period ended March 31, 2014 on Form 6-K filed with the SEC on May 7, 2014 (excluding exhibits thereto).

We also incorporate by reference in this prospectus all subsequent annual reports filed with the SEC on Form 20-F under the Exchange Act and those of our reports submitted to the SEC on Form 6-K that we specifically identify in such form as being incorporated by reference in this prospectus after the date hereof and prior to the completion of an offering of securities under this prospectus.

In addition, all reports and other documents filed or submitted by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of an offering pursuant to this prospectus shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date of filing or submission of such reports and documents.

You may also obtain copies of these documents free of charge by contacting us at the following address or telephone number set forth below:

GW Pharmaceuticals plc
Porton Down Science Park, Salisbury
Wiltshire, SP4 0JQ
United Kingdom
Telephone number (44) 198 055-7000

FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference herein and any related prospectus supplement, contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this prospectus, the documents incorporated by reference and any related prospectus supplement, are forward-looking statements.

These forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause our actual results of operations, financial condition, liquidity, performance, prospects, opportunities, achievements or industry results, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or suggested by, these forward-looking statements. These forward-looking statements are based on assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause those differences include, but are not limited to:

•	the inherent uncertainty of product development;
•	manufacturing and commercialization;
•	patents, including, but not limited to, legal challenges;
•	government regulation and approval, including, but not limited to, the expected regulatory approval dates for Sativex and Epidiolex;
•	future revenue being lower than expected;
•	the level of pricing and reimbursement for our products;
•	increasing competitive pressures in the industry;
•	general economic conditions or conditions affecting demand for the services offered by us in the markets in which we operate, both domestically and internationally, being less favorable than expected;
•	currency fluctuations and hedging risks;
•	worldwide economic and business conditions and conditions in the industries in which we operate;
•	our relationships with our customers and suppliers;
•	increased competition from other companies in the industries in which we operate;
•	changing technology;
•	claims for personal injury or death arising from the use of products produced by us;
•	the occurrence of accidents or other interruptions to our production processes;
•	changes in our business strategy or development plans, and our expected level of capital expenses;
•	our ability to attract and retain qualified personnel;
•	regulatory, environmental, legislative and judicial developments;
•	our intention to pay dividends; and
•	factors that are not known to us at this time.

Additional factors that could cause actual results, financial condition, liquidity, performance, prospects, opportunities, achievements or industry results to differ materially include, but are not limited to, those discussed under “Risk Factors” or elsewhere in this prospectus or in the documents incorporated by reference herein. Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this prospectus not to occur. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements speak only at the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this prospectus might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive of, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

GW PHARMACEUTICALS PLC

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 25 countries. Sativex is also in Phase 3 clinical development as a potential treatment of pain in people with advanced cancer. This Phase 3 program is intended to support the submission of a New Drug Application for Sativex in cancer pain with the U.S. Food and Drug Administration (the “FDA”) and in other markets around the world. GW has a deep pipeline of additional cannabinoid product candidates, including Epidiolex, which has received Orphan Drug Designation from the FDA for the treatment of Dravet and Lennox-Gastaut syndromes, severe, drug-resistant epilepsy syndromes. GW’s product pipeline also includes compounds in Phase 1 and 2 clinical development for glioma, ulcerative colitis, type 2 diabetes and schizophrenia.

Corporate Information

Our registered and principal executive offices are located at Porton Down Science Park, Salisbury, Wiltshire, SP4 0JQ, United Kingdom; our general telephone number is (44) 198 055-7000; and our internet address is http://www.gwpharm.com. Our website and the information contained on or accessible through our website are not part of this prospectus. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, NY 10011. Since June 28, 2001, our ordinary shares have been listed on the Alternative Investment Market, or AIM, a market operated by London Stock Exchange plc; and since May 1, 2013, our ADSs, which represent 12 ordinary shares each, have been listed on The Nasdaq Global Market, or Nasdaq, under the symbol “GWPH.”

RISK FACTORS

In addition to the factors discussed below, you should carefully consider the important factors set forth under the heading “Risk Factors” in our annual report on Form 20-F for the year ended September 30, 2013, which is incorporated herein by reference, and the accompanying prospectus supplement before investing in any securities that may be offered hereunder. Any of these risks could have a material adverse effect on our business, financial condition and results of operations and could cause the market price of our ADSs to decline in which case you may lose all or part of your investment.

Risks Related to Our Business

We are substantially dependent on the success of our only commercial product Sativex.

Our future success will depend heavily on the continued successful commercialization of Sativex, which is now in the early stages of its commercial life. Although Sativex is currently approved in 24 countries outside of the United States for spasticity due to multiple sclerosis, or MS, and is sold in 11 of those countries, it may never be successfully commercialized in all of these jurisdictions. Sativex’s commercial success depends on a number of factors beyond our control, including the willingness of physicians to prescribe Sativex to patients, payers’ willingness and ability to pay for the drug, the level of pricing achieved, patients’ response to Sativex and the ability of our marketing partners to generate sales. Accordingly, we cannot assure you that we will succeed in generating revenue growth through the commercialization of Sativex for MS spasticity. If we are not successful in the continued commercialization of Sativex, our business, results of operations and financial condition will be materially harmed.

If the price for Sativex or any future approved products decreases or if governmental and other third-party payers do not provide adequate coverage and reimbursement levels our revenue and prospects for profitability will suffer.

Reimbursement systems in international markets vary significantly by country and by region, and reimbursement approvals must be obtained on a country-by-country basis. Our partners may elect to reduce the price of our products in order to increase the likelihood of obtaining reimbursement approvals. In many countries, products cannot be commercially launched until reimbursement is approved and the negotiation process in some countries can exceed 12 months. In addition, pricing and reimbursement decisions in certain countries can be affected by decisions taken in other countries, that can lead to mandatory price reductions and/or additional reimbursement restrictions across a number of other countries, which may thereby adversely affect our sales and profitability. In the event that countries impose prices which are not sufficient to allow us or our partners to generate a profit, our partners may refuse to launch the product in such countries or withdraw the product from the market, which would adversely affect sales and profitability. For example, in Germany, a revised price has caused us to initiate the renegotiation of supply terms with our partner, Almirall, in order to maintain a level of profitability of our sales of Sativex in Germany. In addition, to date, the Australian reimbursement authorities have not agreed to grant public reimbursement for Sativex in the MS spasticity indication. As a result, our partner, Novartis, has not yet launched commercialization of Sativex in Australia and the other countries in its territory and recently informed us that it will not make a decision about launching Sativex in any country in its territory until final data for the two Phase 3 clinical trials we are conducting for Sativex for cancer pain is available. Future price decreases or unfavorable reimbursement decisions could have a material adverse effect on our business, results of operations and financial condition.

We have significant and increasing liquidity needs and may require additional funding.

Our operations have consumed substantial amounts of cash since inception. Excluding receipts from milestone fees, our cash flow used for operating activities for the years ended September 30, 2013 and September 30, 2012 was £7.7 million and £8.0 million, respectively. We expect our operating and management and administrative expenses and cash used for operations to continue to be significant and to increase substantially in connection with our planned research, development and continued product commercialization efforts and as we continue to establish ourselves as a U.S. public company. Over the next two years, taking into account receipts from product sales and potential milestone fees arising from Sativex license agreements, we estimate that the cash outflow arising from operating and capital expenditures will increase to approximately £18.0 million in 2014 and £11.0 million in 2015 as we continue to increase our investment in research and development and prepare our Sativex manufacturing facilities for U.S. commercialization. The incremental research and development expenditures associated with the development of Epidiolex and GWP42006 (CBDV) in the field of epilepsy are expected to increase the operating cash outflow to approximately £24.0 million in 2014. The operating cash outflow in 2015 is also expected to increase, the size of such increase being dependent primarily on the extent of clinical trials required to submit a New Drug Application, or NDA, for Epidiolex. We may need to raise additional capital to fund our operations, continue to conduct clinical trials to support potential regulatory approval of marketing applications, and to fund commercialization of our products.

The amount and timing of our future funding requirements will depend on many factors, including, but not limited to:

•	the timing of FDA approval, if any, and approvals in international markets of Sativex and our other product candidates, if at all;
•	the timing and amount of revenue from sales of Sativex, or revenue from grants or other sources;
•	the rate of progress and cost of our clinical trials for Epidiolex and other product development programs;
•	costs of establishing or outsourcing sales, marketing and distribution capabilities;
•	costs and timing of completion of expanded in-house manufacturing facilities as well as any outsourced commercial manufacturing supply arrangements for Sativex, Epidiolex and our other product candidates;
•	costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights associated with our product candidates;
•	costs of operating as a U.S. public company;
•	the effect of competing technological and market developments;
•	the continuation of our existing collaboration agreements;
•	personnel, facilities and equipment requirements; and
•	the terms and timing of any additional collaborative, licensing, co-promotion or other arrangements that we may establish.

While we expect to fund our future capital requirements from cash flow from operations, including milestone and other payments from our partners and the net proceeds we received from the public offering of ADSs in January of 2014, we cannot assure you that any of these funding sources will be available to us on favorable terms, or at all.

Risks Related to Our Reliance Upon Third Parties

We depend substantially on the commercial expertise of our collaboration partners for Sativex.

We do not have a sales and marketing operation and rely on the expertise and commercial skills of our collaboration partners to sell Sativex. We have entered into agreements for the commercialization of Sativex with Almirall S.A., or Almirall, in Europe (excluding the United Kingdom) and Mexico; Otsuka Pharmaceutical Co. Ltd., or Otsuka, in the United States; Novartis Pharma AG, or Novartis, in Australia and New Zealand, Asia (excluding Japan, China and Hong Kong), the Middle East (excluding Israel) and Africa; Bayer HealthCare AG in the United Kingdom and Canada; and Neopharm Group in Israel. Our ability to successfully market and sell Sativex in each of these markets depends entirely on the expertise and commercial skills of our collaboration partners. Our partners have the right, under certain circumstances, to terminate their agreements with us, and three of our partners, Almirall, Otsuka and Novartis, have the right to terminate their agreements with us without cause. A failure by our partners to successfully market Sativex, or the termination of agreements with our partners, will have a material adverse effect on our business, results of operations and financial condition.

We rely heavily on Otsuka for funding of our research and development programs and overhead, and Otsuka is a joint owner of the intellectual property resulting from our pre-clinical research collaboration.

We rely heavily on our relationship with Otsuka for the funding of our research and development programs and for overhead expenses. Under the terms of our agreement with Otsuka with respect to Sativex in the United States, Otsuka funds all pre-clinical and clinical trials for the development of Sativex in the treatment of cancer pain. As provided for under the terms of this agreement, we also expect Otsuka to fund pre-clinical and clinical trials required for the development of Sativex in the treatment of MS spasticity in the United States. If Otsuka were to terminate this agreement, we would be required to find alternative funding for our clinical program for the development of Sativex in the treatment of cancer pain and MS spasticity or face substantial delays in, or possible termination of, that program. In addition, under a separate global research collaboration for research of cannabinoids in central nervous system, or CNS, and oncology, we received funds from Otsuka from 2007 to June 2013. The term of this research collaboration agreement with Otsuka ended in June 2013. Since then our GW-funded research and development expenditure has increased as a result of this change and we expect this trend to continue.

In addition, the research collaboration agreement provided that all intellectual property rights (including both patents and non-manufacturing related know-how) that was conceived by either Otsuka or us during the course of the collaboration is to be jointly owned by Otsuka and us. We have 14 patent families with 228 jointly owned patent applications relating to our collaboration with Otsuka, including those directed to the use of Sativex in the CNS and/or oncology field or that are otherwise relevant to Sativex. Because Otsuka exercises some control over this jointly owned intellectual property, we may need to seek Otsuka’s consent to pursue, use, license and/or enforce some of this collaboration intellectual property in the future. In addition, Otsuka has the right to develop and commercialize a synthetic cannabinoid molecule product (a molecule not based on a phytocannabinoid but which has an effect on the endocannabinoid system) subject to payment of a royalty to us. An unexpected deterioration in our relationship with Otsuka would have a material adverse effect on our business, reputation, results of operations and financial condition.

Our existing collaboration arrangements and any that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize Sativex and our product candidates.

We are a party to, and may seek additional, collaboration arrangements with pharmaceutical or biotechnology companies for the development or commercialization of our current and potential product candidates, including for the commercialization of Sativex. We may enter into new arrangements on a selective basis depending on the merits of retaining commercialization rights for ourselves as compared to entering into selective collaboration arrangements with leading pharmaceutical or biotechnology companies for each product candidate, both in the United States and internationally. To the extent that we decide to enter into collaboration agreements, we will face significant competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, document and implement. We may not be successful in our efforts to establish, implement and maintain collaborations or other alternative arrangements if we choose to enter into such arrangements. The terms of any collaboration or other arrangements that we may establish may not be favorable to us.

Any existing or future collaboration that we enter into may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations. For example, Novartis, our collaborator for Sativex in parts of Asia, the Middle East and Africa, recently informed us that it will not make a determination about launching Sativex in any country in its territory until final data is available for the two Phase 3 clinical trials we are conducting for Sativex in cancer pain.

Disagreements between parties to a collaboration arrangement regarding development, intellectual property, regulatory or commercialization matters, can lead to delays in the development process or commercialization of the applicable product candidate and, in some cases, termination of the collaboration arrangement. These disagreements can be difficult to resolve if neither of the parties has final decision making authority.

Collaborations with pharmaceutical or biotechnology companies and other third parties often are terminated or allowed to expire by the other party. Any such termination or expiration would adversely affect us financially and could harm our business reputation.

Risks Related to Ownership of our American Depositary Shares (ADSs) and Ordinary Shares

The Price of our ADSs and Ordinary Shares May be Volatile.

Many factors may have a material adverse effect on the market price of the ADSs, including, but not limited to:

•	the loss of any of our key scientific or management personnel;
•	announcements of the failure to obtain regulatory approvals or receipt of a complete response letter from the FDA;
•	announcements of restricted label indications or patient populations, or changes or delays in regulatory review processes;
•	announcements of therapeutic innovations or new products by us or our competitors;
•	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;
•	changes or developments in laws or regulations applicable to Sativex and our product candidates;
•	any adverse changes to our relationship with licensors, manufacturers or suppliers;
•	the failure of our testing and clinical trials;
•	the failure to retain our existing, or obtain new, collaboration partners;
•	announcements concerning our competitors or the pharmaceutical industry in general;
•	the achievement of expected product sales and profitability;
•	the failure to obtain reimbursements for our products or price reductions;
•	manufacture, supply or distribution shortages;
•	actual or anticipated fluctuations in our operating results;
•	our cash position;
•	changes in financial estimates or recommendations by securities analysts;
•	potential acquisitions;
•	the trading volume of ADSs on Nasdaq and of our ordinary shares on the Alternative Investment Market, or AIM;
•	sales of our ADSs or ordinary shares by us, our executive officers and directors or our shareholders in the future;
•	general economic and market conditions and overall fluctuations in the United States equity markets; and
•	changes in accounting principles.

In addition, the stock market in general, and Nasdaq in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of individual companies. Broad market and industry factors may negatively affect the market price of our ADSs, regardless of our actual operating performance.

The liquidity of our ADSs and ordinary shares may have an adverse effect on share price.

As at September 30, 2013, we had 177,521,287 ordinary shares outstanding. Of these shares, 43,741,692 were held as ADSs and 133,779,595 were held as ordinary shares (which are not held in the form of ADSs). In connection with our May 2013 initial public offering, or IPO, of ADSs on the Nasdaq Global Market, we issued 3,678,000 ADSs. In January 2014 we issued an additional 2,807,275 ADSs in a public offering on the Nasdaq Global Market. There is a risk that there may not be sufficient liquidity in the market to accommodate significant increases in selling activity or the sale of a large block of our securities. Our ADSs have historically had limited trading volume, which may also result in volatility.

Additionally, our ADSs are traded on Nasdaq and our ordinary shares are traded on the AIM. We cannot predict the effect of this dual listing on the value of our ordinary shares and ADSs. However, the dual listing of our ordinary shares and ADSs may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for the ADSs in the United States. The price of the ADSs could also be adversely affected by trading in our ordinary shares on the AIM. We are actively considering whether to delist our ordinary shares from the AIM in the future. We cannot predict the effect such delisting of our ordinary shares would have on the market price of the ADSs.

Substantial future sales of our ordinary shares or the ADSs in the public market, or the perception that these sales could occur, could cause the price of the ADSs to decline.

Sales of our ordinary shares or ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline. The ordinary shares held by our directors, including our officers, are available for sale and are not subject to contractual and legal restrictions on resale. If any of our large shareholders or members of our management team seek to sell substantial amounts of our ADSs, particularly if these sales are in a rapid or disorderly manner, or other investors perceive that these sales could occur, the market price of our ADSs could decrease significantly.

As a foreign private issuer, we are not subject to certain Nasdaq corporate governance rules applicable to U.S. listed companies.

We rely on a provision in Nasdaq’s Listed Company Manual that allows us to follow English corporate law and the Companies Act 2006 with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on Nasdaq.

For example, we are exempt from Nasdaq regulations that require a listed U.S. company to:

•	have a majority of the board of directors consist of independent directors;
•	require non-management directors to meet on a regular basis without management present;
•	promptly disclose any waivers of the code for directors or executive officers that should address certain specified items;
•	have an independent nominating committee;
•	have a compensation committee charter specifying the items enumerated in Nasdaq Listing Rule 5605(d)(1) and a review and assessment of the adequacy of that charter on an annual basis;
•	solicit proxies and provide proxy statements for all shareholder meetings; and
•	seek shareholder approval for the implementation of certain equity compensation plans and issuances of ordinary shares.

As a foreign private issuer, we are permitted to, and we will, follow home country practice in lieu of the above requirements.

Because we are listed on Nasdaq, our Audit Committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and Rule 10A-3 of the Exchange Act, both of which are also applicable to Nasdaq-listed U.S. companies. Because we are a foreign private issuer, however, our Audit Committee is not subject to additional Nasdaq requirements applicable to listed U.S. companies, including an affirmative determination that all members of the Audit Committee are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer.

If we fail to establish and maintain proper internal controls over financial reporting, our ability to produce reliable financial statements or comply with applicable regulations could be impaired and investors may lose confidence in our operating results, the price of our ADSs could decline and we may be subject to litigation or regulatory enforcement actions.

Section 404(a) of the Sarbanes-Oxley Act requires that, beginning with our annual report for the year ending September 30, 2014, management assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting. As of March 31, 2014, our market capitalization exceeded US $700 million. Consequently, we now qualify as a “large accelerated filer” with the SEC. We no longer qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Start-ups Act of 2012, or the JOBS Act, and therefore, we no longer qualify for the exemption from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. We are required to obtain an audit of our internal control over financial reporting as at September 30, 2014.

The presence of material weaknesses could result in financial statement errors which, in turn, could lead to errors in our financial reports, delays in our financial reporting, could require us to restate our operating results or our auditors may be required to issue a qualified audit report. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404(a) of the Sarbanes-Oxley Act. Because we are in process of formalizing comprehensive documentation of our internal controls and have not yet evaluated our internal controls in accordance with Section 404, we cannot conclude in accordance with Section 404 that we do not have a material weakness in our internal controls or a combination of significant deficiencies that could result in the conclusion that we have a material weakness in our internal controls over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management's attention from other business concerns. These changes may not, however, be effective in establishing and maintaining the adequacy of our internal control.

If either we are unable to conclude that we have effective internal controls over financial reporting or our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal controls over financial reporting as required by Section 404(b) of the Sarbanes-Oxley Act, investors may lose confidence in our operating results, the price of our ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, we may not be able to remain listed on the Nasdaq Global Market.

We incur significant increased costs as a result of operating as a company whose ADSs are publicly traded in the United States, and our management is required to devote substantial time to new compliance initiatives.

As a company whose ADSs commenced trading in the United States in May 2013, we incur significant legal, accounting, insurance and other expenses that we did not previously incur. In addition, the Sarbanes-Oxley Act, Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and Nasdaq have imposed various requirements on public companies including requiring establishment and maintenance of effective disclosure and financial controls. Because we are no longer an emerging growth company under the JOBS Act, we are required to comply with Section 404(b) of the Sarbanes-Oxley Act, which involves considerable management time and expenses. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs, relative to companies that are listed solely in the United Kingdom, and make some activities more time-consuming and costly. We estimate that our annual compliance expenses are approximately £1.0 million in each of the next two fiscal years. For example, these rules and regulations have made it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially civil litigation.

U.S. investors may have difficulty enforcing civil liabilities against our Company, our directors or members of senior management and the experts named in this prospectus.

Our directors and the experts named in this prospectus are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. Mayer Brown International LLP, our English solicitors, advised us that there is doubt as to whether English courts would enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in the United Kingdom will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under English law. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the provisions of the Companies Act 2006, and by our Articles. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Description of Share Capital — Differences in Corporate Law” in this prospectus for a description of the principal differences between the provisions of the Companies Act 2006 applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the ADSs as set forth in the applicable prospectus supplement. Unless otherwise indicated in an accompanying prospectus supplement, we will not receive any of the proceeds from the sale of ADSs by any selling shareholder.

DESCRIPTION OF SHARE CAPITAL

The following describes our issued share capital, summarizes the material provisions of our articles of association and highlights certain differences in corporate law in the United Kingdom and the United States.

Issued Share Capital

Our issued share capital as at the date of this prospectus is 216,589,448 ordinary shares, par value £0.001 per share. Each issued ordinary share is fully paid.

Ordinary Shares

The holders of ordinary shares are entitled to receive, in proportion to the number of ordinary shares held by them and according to the amount paid up on such ordinary shares (excluding amounts paid up in advance of a call) during any portion or portions of the period in respect of which the dividend is paid, all of our profits paid out as dividends. Holders of ordinary shares are entitled, in proportion to the number of ordinary shares held by them and to the amounts paid up thereon, to share in any surplus in the event of the winding up of our company. The holders of ordinary shares are entitled to receive notice of, attend either in person or by proxy or, being a corporation, by a duly authorized representative, and vote at general meetings of shareholders.

As at March 31, 2014, there were options to purchase 11,918,262 ordinary shares outstanding. All options granted are exercisable at the market value on the date of the grant, with the exception of options issued under our Long Term Incentive Plan, which are issued with an exercise price equivalent to the par value of the shares under option. The vesting period for all options granted is three years from the date of grant and the options lapse after ten years.

Our Articles of Association

The following is a summary of our articles of association. Please note that this is only a summary and is not intended to be exhaustive. For further information please refer to the full version of our articles of association which is included as an exhibit to the registration statement of which this prospectus is a part.

Shares and rights attaching to them

General

All ordinary shares have the same rights and rank pari passu in all respects. We may issue shares with such preferred, deferred or other rights, or such restrictions, whether in relation to dividends, returns of capital, voting or otherwise, as we may determine by ordinary resolution (or, failing any such determination, as the directors may determine).

Voting rights

Without prejudice to any special rights, privileges or restrictions as to voting attached to any shares forming part of our share capital from time to time, the voting rights of shareholders are as follows. On a show of hands, each shareholder present in person, and each duly authorized representative present in person of a shareholder that is corporation, has one vote. On a show of hands, each proxy present in person who has been duly appointed by one or more shareholders has one vote but a proxy has one vote for and one vote against a resolution if, in certain circumstances, the proxy is instructed by more than one shareholder to vote in different ways on a resolution. On a poll, each shareholder present in person or by proxy or (being a corporation) by a duly authorized representative has one vote for each share held by the shareholder. We are prohibited (to the extent specified by the Companies Act 2006) from exercising any rights to attend or vote at meetings in respect of any shares held by it as treasury shares.

Restrictions on voting where sums overdue on shares

None of our shareholders shall be entitled to vote at any general meeting or at any separate class meeting in respect of any share held by him unless all calls or other sums payable by him in respect of that share have been paid.

The directors may from time to time make calls on shareholders in respect of any moneys unpaid on their shares, whether in respect of nominal value of the shares or by way of premium. Shareholders are required to pay called amounts on shares subject to receiving at least 14 clear days’ notice specifying the time and place for payment. If a shareholder fails to pay any part of a call, the directors may serve further notice naming another day not being less than 14 clear days from the date of the further notice requiring payment and stating that in the event of non-payment the shares in respect of which the call was made will be liable to be forfeited. Subsequent forfeiture requires a resolution by the directors.

Dividends

We may by ordinary resolution declare dividends out of our profits available for distribution in accordance with the respective rights of shareholders but no such dividend shall exceed the amount recommended by the directors. If, in the opinion of the directors, our profits available for distribution justify such payments, the directors may pay fixed dividends payable on any of our shares with preferential rights, half-yearly or otherwise, on fixed dates and from time to time pay interim dividends to the holders of any class of shares. Subject to any special rights attaching to or terms of issue of any shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. No dividend shall be payable to us in respect of any shares held by us as treasury shares.

We may, upon the recommendation of the directors, by ordinary resolution, direct payment of a dividend wholly or partly by the distribution of specific assets.

All dividends unclaimed may be invested or otherwise used at the directors’ discretion for our benefit until claimed (subject as provided in the articles of association), and all dividends unclaimed after a period of 12 years from the date when such dividend became due for payment shall be forfeited and shall revert to us.

The directors may, if so authorized by ordinary resolution passed at any general meeting, offer any holders of the ordinary shares the right to elect to receive in lieu of that dividend an allotment of ordinary shares credited as fully paid.

We may cease to send any check or warrant by mail or may stop the transfer of any sum by any bank or other funds transfer system for any dividend payable on any of our shares, which is normally paid in that manner on those shares if in respect of at least two consecutive dividends the checks or warrants have been returned undelivered or remain uncashed or the transfer has failed and reasonable inquiries made by us have failed to establish any new address of the holder.

We or the directors may specify a “record date” on which persons registered as the holders of shares shall be entitled to receipt of any dividend.

Distribution of assets on winding up

Subject to any special rights attaching to or the terms of issue of any shares, on any winding up of the Company our surplus assets remaining after satisfaction of our liabilities will be distributed among our shareholders in proportion to their respective holdings of shares and the amounts paid up on those shares.

On any winding up of the Company (whether the liquidation is voluntary, under supervision or by the Court), the liquidator may with the authority of a special resolution of the Company and any other sanction required by any relevant legislation, divide among our shareholders (excluding the Company itself to the extent that it is a shareholder by virtue of its holding any shares or treasury shares) in specie or in kind the whole or any part of our assets (subject to any special rights attached to any shares issued by us in the future) and may for that purpose set such value as he deems fair upon any one or more class or classes of property and may determine how that division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with that sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the shareholders as he with the relevant authority determines, and the liquidation of the Company may be closed and the Company dissolved, but so that no shareholders shall be compelled to accept any shares or other property in respect of which there is a liability.

Variation of rights

The rights or privileges attached to any class of shares may (unless otherwise provided by the terms of the issue of the shares of that class) be varied or abrogated with the consent in writing of the holders of three-fourths in requisite amount of the issued shares of that class (excluding any shares of that class held as treasury shares) or with the sanction of a special resolution passed at a separate general meeting of the shareholders of that class, but not otherwise.

Transfer of shares

All of our shares are in registered form and may be transferred by a transfer in any usual or common form or any form acceptable to the directors. All transfers of uncertificated shares shall be made in accordance with and subject to the provisions of the Uncertificated Securities Regulations 2001 and the facilities and requirements of a relevant system and subject thereto in accordance with any arrangements made by the directors.

The directors may decline to register a transfer of a share that is:

•	not fully paid or on which we have a lien provided that, where any such share is admitted to trading on the London Stock Exchange that discretion may not be exercised in such a way as to prevent dealings in shares of that class from taking place on an open and proper basis;
•	(except where uncertificated shares are transferred without a written instrument) not lodged duly stamped at our registered office or at such other place as the directors may appoint;
•	(except where a certificate has not been issued) not accompanied by the certificate of the share to which it relates or such other evidence reasonably required by the directors to show the right of the transferor to make the transfer;
•	in respect of more than one class of share; or
•	in the case of a transfer to joint holders of a share, the number of joint holders to whom the share is to be transferred exceeds four.

Capital variations

We may by ordinary resolution, consolidate and divide all or any of our share capital into shares of a larger nominal amount than our existing shares or subdivide our shares, or any of them, into shares of a smaller amount than our existing shares. By special resolution confirmed by the court, we may reduce our share capital, any capital redemption reserve fund or any share premium account. We may redeem or purchase any of our own shares as described in “— Other UK law considerations — Purchase of own shares.”

Pre-emption rights

There are no rights of pre-emption under our articles of association in respect of transfers of issued ordinary shares. In certain circumstances, our shareholders may have statutory pre-emption rights under the Companies Act 2006 in respect of the allotment of new shares in the Company as described in “— Differences in Corporate Law — Pre-emptive rights.” These statutory pre-emption rights would require us to offer new shares for allotment to existing shareholders on a pro rata basis before allotting them to other persons. In such circumstances, the procedure for the exercise of such statutory pre-emption rights would be set out in the documentation by which such ordinary shares would be offered to our shareholders.

Directors

Number

Unless and until we in a general meeting of our shareholders otherwise determine, the number of directors shall not be subject to any maximum but shall not be less than two.

Borrowing powers

Under our directors’ general power to manage our business, our directors may exercise all the powers of the Company to borrow money and to mortgage or charge our undertaking, property and uncalled capital or parts thereof and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Directors’ interests and restrictions

(a) The board may, in accordance with our articles of association and the requirements of the Companies Act 2006, authorize a matter proposed to us which would, if not authorized, involve a breach by a director of his duty under section 175 of the Companies Act 2006, to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with our interests. A director is not required, by reason of being a director, to account to the Company for any remuneration or other benefit which he derives from a relationship involving a conflict of interest or possible conflict of interest which has been authorized by the board.

(b) Provided that he has disclosed to the directors the nature and extent of any material interest of his, a director may be a party to, or otherwise interested in, any transaction, contract or arrangement with us and he may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in any body corporate promoted by the Company or in which the Company is otherwise interested and that director shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate; and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

(c) A director shall not vote at a meeting of the directors in respect of any contract or arrangement or any other proposal whatsoever in which he has an interest which (together with any person connected with him within the meaning of section 252 of the Companies Act 2006) is to his knowledge a material interest, other than (i) an interest in shares or debentures or other securities of the Company, (ii) where permitted by the terms of any authorization of a conflict of interest or by an ordinary resolution, or (iii) in the circumstances set out in paragraph (d) below, and shall not be counted in the quorum at a meeting in relation to any resolution on which his is not entitled to vote.

(d) A director shall (in the absence of some material interest other than those indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters:

(i) the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him at the request of or for the benefit of us or any of our subsidiaries;

(ii) the giving of any guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii) any proposal concerning an offer of shares or debentures or other securities of or by us or any of our subsidiaries for subscription or purchase or exchange in which offer he is or will be interested as a participant in the underwriting or sub-underwriting of such offer;

(iv) any proposal concerning any other company in which he is interested, directly or indirectly and whether as an officer or shareholder or otherwise, provided that he (together with persons connected with him) does not to his knowledge hold an interest in shares representing one percent or more of the issued shares of any class of such company (or of any third company through which his interest is derived) or of the voting rights available to shareholders of the relevant company;

(v) any proposal concerning the adoption, modification or operation of a pension, superannuation fund or retirement death or disability benefits scheme or an employees’ share scheme under which he may benefit and that relates to our employees and/or directors and does not accord to such director any privilege or benefit not generally accorded to the persons to whom such scheme relates;

(vi) any proposal under which he may benefit concerning the giving of indemnities to our directors or other officers which the directors are empowered to give under our articles of association;

(vii) any proposal under which he may benefit concerning the purchase, funding and/or maintenance of insurance for any of our directors or other officers which the directors are empowered to purchase, fund or maintain under our articles of association; and

(viii) any proposal under which he may benefit concerning the provision to directors of funds to meet expenditure in defending proceedings.

(e) Where proposals are under consideration to appoint two or more directors to offices or employments with us or with any company in which we are interested or to fix or vary the terms of such appointments, such proposals may be divided and considered in relation to each director separately and in such case each of the directors concerned (if not debarred from voting under paragraph (d)(iv) above) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

(f) If any question shall arise at any meeting as to the materiality of a director’s interest or as to the entitlement of any director to vote and such question is not resolved by his agreeing voluntarily to abstain from voting, such question shall be referred to the chairman of the meeting (or where the interest concerns the chairman himself to the deputy chairman of the meeting) and his ruling in relation to any director shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been disclosed fairly.

Remuneration

(a) Each of the directors may (in addition to any amounts payable under paragraph (b) and (c) below or under any other provision of our articles of association) be paid out of the funds of the Company such sum by way of directors’ fees as the directors may from time to time determine.

(b) Any director who is appointed to hold any employment or executive office with us or who, by our request, goes or resides abroad for any purposes of the Company or who otherwise performs services which in the opinion of the directors are outside the scope of his ordinary duties may be paid such additional remuneration (whether by way of salary, commission, participation in profits or otherwise) as the directors (or any duly authorized committee of the directors) may determine and either in addition to or in lieu of any remuneration provided for by or pursuant to any other Article.

(c) Each director may be paid his reasonable travelling expenses (including hotel and incidental expenses) of attending and returning from meetings of the directors or committees of the directors or general meetings or any separate meeting of the holders of any class of our shares or any other meeting which as a director he is entitled to attend and shall be paid all expenses properly and reasonably incurred by him in the conduct of the Company’s business or in the discharge of his duties as a director.

Pensions and other benefits

The directors may exercise all the powers of the Company to provide benefits, either by the payment of gratuities or pensions or by insurance or in any other manner whether similar to the foregoing or not, for any director or former director, or any person who is or was at any time employed by, or held an executive or other office or place of profit in, the Company or any body corporate which is or has been a subsidiary of the Company or a predecessor of the business of the Company or of any such subsidiary and for the families and persons who are or were a dependant of any such persons and for the purpose of providing any such benefits contribute to any scheme trust or fund or pay any premiums.

Appointment and retirement of directors

(a) The directors shall have power to appoint any person who is willing to act to be a director, either to fill a casual vacancy or as an additional director, but so that the total number of directors shall not exceed the maximum number (if any) fixed by the Company in a general meeting. Any director so appointed shall retire from office at our annual general meeting following such appointment. Any director so retiring shall be eligible for re-election.

(b) We may by ordinary resolution elect any person who is willing to act as a director either to fill a casual vacancy or as an addition to the existing directors or to replace a director removed from office under our articles of association but so that the total number of directors shall not at any one time exceed the maximum number (if any) fixed by the Company in a general meeting.

(c) At each annual general meeting a minimum number equal to one-third of the number of those directors who are not due to retire at the annual general meeting under sub-paragraph (a) above (referred to for as the purposes of this paragraph relevant directors) (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office. Directors retiring under paragraph (e) below shall be counted as part of this minimum number.

(d) The directors to retire by rotation pursuant to paragraph (c) above shall include (so far as necessary to obtain the minimum number required and after taking into account the directors to retire under paragraph (e) below) any relevant director who wishes to retire and not to offer himself for re-election. Any further directors to retire shall be those of the other relevant directors who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. A retiring director shall be eligible for re-election.

(e) In any event, each director shall retire and shall (unless his terms of appointment with the Company specify otherwise) be eligible for re-election at the annual general meeting held in the third calendar year (or such earlier calendar year as may be specified for this purpose in his terms of appointment with the Company) following his last appointment, election or re-election at any general meeting of the Company.

(f) At the meeting at which a director retires under any provision of our articles of association, we may by ordinary resolution fill the vacated office by appointing a person to it, and in default the retiring director shall be deemed to have been re-appointed except where:

(i) that director has given notice to us that he is unwilling to be elected; or

(ii) at such meeting it is expressly resolved not to fill such vacated office or a resolution for the reappointment of such director shall have been put to the meeting and not passed.

(g) In the event of the vacancy not being filled at such meeting, it may be filled by the directors as a casual vacancy in accordance with sub-paragraph (a) above.

(h) The retirement of a director pursuant to paragraphs (c), (d) and (e) shall not have effect until the conclusion of the relevant meeting except where a resolution is passed to elect some other person in the place of the retiring director or a resolution for his re-election is put to the meeting and not passed and accordingly a retiring director who is re-elected or deemed to have been re-elected will continue in office without break.

Indemnity of officers

Each of our directors and other officers are entitled to be indemnified by us against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of his duties or in relation to those duties. The Companies Act 2006 renders void an indemnity for a director against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director as described in “— Differences in Corporate Law — Liability of Directors and Officers.”

Shareholders meetings

Annual general meetings

We shall in each year hold a general meeting of our shareholders in addition to any other meetings in that year, and shall specify the meeting as such in the notice convening it. The annual general meeting shall be held at such time and place as the directors may appoint.

Calling of general meetings

The arrangements for the calling of general meetings are described in “— Differences in Corporate Law — Notice of General Meetings.”

Quorum of meetings

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business but the absence of a quorum shall not preclude the appointment of a chairman, which shall not be treated as part of the business of a meeting. Two persons present and entitled to vote upon the business to be transacted, each being either a shareholder or a proxy for a shareholder or a duly authorized representative of a corporation which is a shareholder shall be a quorum for all purposes.

Other UK law considerations

Notification of voting rights

A shareholder in a public company incorporated in the United Kingdom whose shares are admitted to trading on the AIM is required pursuant to Rule 5 of the Disclosure and Transparency Rules of the U.K. Financial Services Authority to notify us of the percentage of his voting rights if the percentage of voting rights which he holds as a shareholder or through his direct or indirect holding of financial instruments (or a combination of such holdings) reaches, exceeds or falls below three percent, four percent, five percent and each one percent threshold thereafter up to 100 percent as a result of an acquisition or disposal of shares.

Mandatory purchases and acquisitions

Pursuant to sections 979 to 991 of the Companies Act 2006, where a takeover offer has been made for the Company and the offeror has acquired or unconditionally contracted to acquire not less than 90 percent of the voting rights carried by those shares, the offeror may give notice to the holder of any shares to which the offer relates which the offeror has not acquired or unconditionally contracted to acquire that he wishes to acquire, and is entitled to so acquire, those shares on the same terms as the general offer.

Disclosure of interest in shares

Pursuant to Part 22 of the Companies Act 2006 and our articles of association, we are empowered by notice in writing to require any person whom we know to be, or have reasonable cause to believe to be interested in our shares, or at any time during the three years immediately preceding the date on which the notice is issued has been so interested, within a reasonable time to disclose to us particulars of that person’s interest and (so far as is within his knowledge) particulars of any other interest that subsists or subsisted in those shares.

Under our articles of association, if a person defaults in supplying us with the required particulars in relation to the shares in question (“default shares”), the directors may by notice direct that:

•	in respect of the default shares, the relevant member shall not be entitled to vote or exercise any other right conferred by membership in relation to general meetings; and/or
•	where the default shares represent at least 0.25 percent of their class, (a) any dividend or other money payable in respect of the default shares shall be retained by us without liability to pay interest, and/or (b) no transfers by the relevant member of shares other than approved transfers may be registered (unless the member himself is not in default and the transfer does not relate to default shares), and/or (c) any shares held by the relevant member in uncertificated form shall be converted into certificated form.

Purchase of own shares

Under English law, a limited company may only purchase its own shares out of the distributable profits of the company or the proceeds of a fresh issue of shares made for the purpose of financing the purchase. A limited company may not purchase its own shares if as a result of the purchase there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares.

Subject to the above, we may purchase our own shares in the manner prescribed below. We may purchase on a recognized investment exchange our own fully paid shares pursuant to an ordinary resolution of the Company. The resolution authorizing the purchase must:

•	specify the maximum number of shares authorized to be acquired;
•	determine the maximum and minimum prices that may be paid for the shares; and
•	specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

We may purchase our own fully paid shares otherwise than on a recognized investment exchange pursuant to a purchase contract authorized by special resolution of the Company before the purchase takes place. Any authority will not be effective if any shareholder from whom we propose to purchase shares votes on the resolution and the resolution would not have been passed if he had not done so. The resolution authorizing the purchase must specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

Differences in Corporate Law

The applicable provisions of the Companies Act 2006 differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the Companies Act 2006 applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and English law.

	England and Wales	Delaware
Number of Directors	Under the Companies Act 2006, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in a company’s articles of association.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws.
Removal of Directors	Under the Companies Act 2006, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with the company, provided that 28 clear days’ notice of the resolution is given to the company and its shareholders and certain other procedural requirements under the Companies Act 2006 are followed (such as allowing the director to make representations against his or her removal either at the meeting or in writing).	Under Delaware law, unless otherwise provided in the certificate of incorporation, directors may be removed from office, with or without cause, by a majority stockholder vote, though in the case of a corporation whose board is classified, stockholders may effect such removal only for cause.
Vacancies on the Board of Directors	Under English law, the procedure by which directors (other than a company’s initial directors) are appointed is generally set out in a company’s articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing each director must be voted on individually.	Under Delaware law, vacancies on a corporation’s board of directors, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors.
Annual General Meeting	Under the Companies Act 2006, a public limited company must hold an annual general meeting in each six-month period following the company’s annual accounting reference date.	Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.
General Meeting	Under the Companies Act 2006, a general meeting of the shareholders of a public limited company may be called by the directors. Shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general meetings can require the directors to call a general meeting.	Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

	England and Wales	Delaware
Notice of General Meetings	Under the Companies Act 2006, 21 clear days’ notice must be given for an annual general meeting and any resolutions to be proposed at the meeting. Subject to a company’s articles of association providing for a longer period, at least 14 clear days’ notice is required for any other general meeting. In addition, certain matters (such as the removal of directors or auditors) require special notice, which is 28 clear days’ notice. The shareholders of a company may in all cases consent to a shorter notice period, the proportion of shareholders’ consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.	Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour and purpose or purposes of the meeting.
Proxy	Under the Companies Act 2006, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.	Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.
Preemptive Rights	Under the Companies Act 2006, “equity securities” (being (i) shares in the company other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution (“ordinary shares”) or (ii) rights to subscribe for, or to convert securities into, ordinary shares) proposed to be allotted for cash must be offered first to the existing equity shareholders in the company in proportion to the respective nominal value of their holdings, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act 2006.	Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation, a stockholder does not, by operation of law, possess preemptive rights to subscribe to additional issuances of the corporation’s stock.

England and Wales	Delaware
Liability of Directors and Officers	Under the Companies Act 2006, any provision (whether contained in a company’s articles of association or any contract or otherwise) that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

Any provision by which a company directly or indirectly provides an indemnity (to any extent) for a director of the company or of an associated company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director is also void except as permitted by the Companies Act 2006, which provides exceptions for the company to (a) purchase and maintain insurance against such liability; (b) provide a “qualifying third party indemnity” (being an indemnity against liability incurred by the director to a person other than the company or an associated company as long as he is successful in defending the claim or criminal proceedings); and (c) provide a “qualifying pension scheme indemnity” (being an indemnity against liability incurred in connection with the company’s activities as trustee of an occupational pension plan).	Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:
• any breach of the director’s duty of loyalty to the corporation or its stockholders;
• acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
• intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or
• any transaction from which the director derives an improper personal benefit.

England and Wales	Delaware
Voting Rights	Under English law, unless a poll is demanded by the shareholders of a company or is required by the chairman of the meeting or the company’s articles of association, shareholders shall vote on all resolutions on a show of hands. Under the Companies Act 2006, a poll may be demanded by (a) not fewer than five shareholders having the right to vote on the resolution; (b) any shareholder(s) representing at least 10% of the total voting rights of all the shareholders having the right to vote on the resolution; or (c) any shareholder(s) holding shares in the company conferring a right to vote on the resolution being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right. A company’s articles of association may provide more extensive rights for shareholders to call a poll.

Under English law, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) and entitled to vote. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present (in person or by proxy) who (being entitled to vote) vote on the resolution. Special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present (in person or by proxy) at the meeting.	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

	England and Wales	Delaware
Shareholder Vote on Certain Transactions	The Companies Act 2006 provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers. These arrangements require:	Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

•

the approval at a shareholders’ or creditors’ meeting convened by order of the court, of a majority in number of shareholders or creditors representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, or class thereof present and voting, either in person or by proxy; and

• the approval of the board of directors; and

•

approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

• the approval of the court.

	England and Wales	Delaware
Standard of Conduct for Directors	Under English law, a director owes various statutory and fiduciary duties to the company, including:	Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.
• to act in the way he considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole;
• to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the company;
• to act in accordance with the company’s constitution and only exercise his powers for the purposes for which they are conferred;
• to exercise independent judgment;
• to exercise reasonable care, skill and diligence;
• not to accept benefits from a third party conferred by reason of his being a director or doing (or not doing) anything as a director; and
• a duty to declare any interest that he has, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.

	England and Wales	Delaware
Stockholder Suits	Under English law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management. Notwithstanding this general position, the Companies Act 2006 provides that (i) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company) in respect of a cause of action arising from a director’s negligence, default, breach of duty or breach of trust and (ii) a shareholder may bring a claim for a court order where the company’s affairs have been or are being conducted in a manner that is unfairly prejudicial to some of its shareholders.	Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

•

state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; and

• allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

•

state the reasons for not making the effort. Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

City Code on Takeovers and Mergers

As a U.K. public company with its place of central management and control in the United Kingdom, we are subject to the U.K. City Code on Takeovers and Mergers (the “City Code”), which is issued and administered by the U.K. Panel on Takeovers and Mergers (the “Panel”). The City Code provides a framework within which takeovers of companies subject to it are conducted. In particular, the City Code contains certain rules in respect of mandatory offers. Under Rule 9 of the City Code, if a person:

(a) acquires an interest in our shares which, when taken together with shares in which he or persons acting in concert with him are interested, carries 30% or more of the voting rights of our shares; or

(b) who, together with persons acting in concert with him, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights in the company, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested, the acquirer and depending on the circumstances, its concert parties, would be required (except with the consent of the Panel) to make a cash offer for our outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.

Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest or other payments by us to non-resident holders of our ordinary shares or ADSs, other than withholding tax requirements. There is no limitation imposed by English law or our articles of association on the right of non-residents to hold or vote shares.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A. has agreed to act as the depositary bank for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A. London Branch, located at Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

We have appointed Citibank as depositary bank pursuant to a deposit agreement. A copy of the form of deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the form of deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-187978 when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

Each ADS represents the right to receive 12 ordinary shares on deposit with the custodian. An ADS also represents the right to receive any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. The custodian, the depositary bank and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary bank, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary bank, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. Owners of ADSs will be able to exercise beneficial ownership interests in the deposited property only through the registered holders of the ADSs, by the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary bank, and by the depositary bank (on behalf of the owners of the corresponding ADSs) directly, or indirectly through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder, you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of Shares will continue to be governed by the laws of England and Wales, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary bank, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary bank will hold on your behalf the shareholder rights attached to the Shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the Shares represented by your ADSs through the depositary bank only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary bank in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date, after deducting the applicable fees, taxes and expenses.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of England and Wales.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary bank will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary bank will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary bank holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Shares

Whenever we make a free distribution of Shares for the securities on deposit with the custodian, we will deposit the applicable number of Shares with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will either distribute to holders new ADSs representing the Shares deposited or modify the ADS-to-Share ratio, in which case each ADS you hold will represent rights and interests in the additional Shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-Share ratio upon a distribution of Shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new Shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it may sell the Shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional Shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new Shares other than in the form of ADSs.

The depositary bank will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or
•	We fail to deliver satisfactory documents to the depositary bank; or
•	It is not reasonably practicable to distribute the rights.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

The depositary bank will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in England and Wales would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, Shares or rights to purchase additional Shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

The depositary bank will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we ask that the property not be distributed to you; or
•	We do not deliver satisfactory documents to the depositary bank; or
•	The depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Changes Affecting Shares

The Shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such Shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the Shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Shares

The Shares being offered pursuant to this prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will issue ADSs to the underwriters named in the applicable prospectus supplement.

The depositary bank may create ADSs on your behalf if you or your broker deposit Shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the Shares to the custodian. Your ability to deposit Shares and receive ADSs may be limited by U.S., as well as English and Wales legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the Shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

When you make a deposit of Shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	The Shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.
•	All preemptive (and similar) rights, if any, with respect to such Shares have been validly waived or exercised.

•	You are duly authorized to deposit the Shares.
•	The Shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).
•	The Shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split-Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;
•	provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;
•	provide any transfer stamps required by the State of New York or the United States; and
•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split-up of ADRs.

Withdrawal of Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying Shares at the custodian’s offices. Your ability to withdraw the Shares may be limited by U.S. and England and Wales considerations applicable at the time of withdrawal. In order to withdraw the Shares represented by your ADSs, you will be required to pay to the depositary bank the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the Shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the Shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	Temporary delays that may arise because (i) the transfer books for the Shares or ADSs are closed, or (ii) Shares are immobilized on account of a shareholders’ meeting or a payment of dividends.
•	Obligations to pay fees, taxes and similar charges.
•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.
•	The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the Shares represented by your ADSs. The voting rights of holders of Shares are described in “Description of Share Capital — Key Provisions of Our Articles of Association — Shares and rights attaching to them — Voting Rights.”

At our request, the depositary bank will distribute to you any notice of shareholders meetings received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs. The timing required by the depositary bank and set forth in the deposit agreement to establish a record date and to distribute the notice of meeting and voting materials to holders of ADSs may differ from the timelines set forth in “Description of Share Capital — Differences in Corporate Law.”

If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder’s ADSs as follows:

•	In the event of voting by show of hands, the Depositary will vote (or cause the custodian to vote) all Shares held on deposit at that time in accordance with the voting instructions received from a majority of holders of ADSs who provide timely voting instructions.
•	In the event of voting by poll, the Depositary will vote (or cause the Custodian to vote) the Shares held on deposit in accordance with the voting instructions received from the holders of ADSs. Under certain limited circumstances described in the deposit agreement, our chairman shall be entitled to vote the Shares held on deposit for which voting instructions have not been timely received by the depositary from holders of ADSs.

Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Except as described in the deposit agreement, securities for which no voting instructions have been received will not be voted.

Fees and Charges

The following table shows the fees and charges that a holder of our ADSs may have to pay, either directly or indirectly. The majority of these costs are set by the Depositary and are subject to change:

Service	Fees
Issuance of ADSs	Up to U.S. 5¢ per ADS issued
Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled
Distribution of cash dividends or other cash distributions	Up to U.S. 5¢ per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to U.S. 5¢ per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
Depositary Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder you will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of Shares charged by the registrar and transfer agent for the Shares in England and Wales (i.e., upon deposit and withdrawal of Shares).
•	Expenses incurred for converting foreign currency into U.S. dollars.
•	Expenses for cable, telex and fax transmissions and for delivery of securities.
•	Taxes and duties upon the transfer of securities (i.e., when Shares are deposited or withdrawn from deposit).
•	Fees and expenses incurred in connection with the delivery or servicing of Shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The Depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of a refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank may agree from time to time.

Amendments and Termination

We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the Shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary bank will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary bank will maintain facilities in New York to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•	We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.
•	The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.
•	The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in Shares, for the validity or worth of the Shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.
•	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.
•	We and the depositary bank disclaim any liability if we or the depositary bank are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of our articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.
•	We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our articles of association or in any provisions of or governing the securities on deposit.
•	We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.
•	We and the depositary bank also disclaim liability for the inability of a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of Shares but is not, under the terms of the deposit agreement, made available to you.
•	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.
•	We and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.
•	No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

Pre-Release Transactions

Subject to the terms and conditions of the deposit agreement, the depositary may issue to broker/dealers ADSs before receiving a deposit of Shares or release Shares to broker/dealers before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions,” and are entered into between the depositary bank and the applicable broker/dealer. The deposit agreement limits the aggregate size of pre-release transactions (not to exceed 30% of the Shares on deposit in the aggregate) and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers and other conditions). The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary bank may refuse to issue ADSs, to deliver, transfer, split-up or combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.
•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.
•	Hold the foreign currency (without liability for interest) for the applicable holders.

TAXATION

U.S. Federal Income Taxation

The applicable prospectus supplement will describe material U.S. federal income tax consequences of the ownership and disposition of the ADSs offered thereunder to certain U.S. persons.

United Kingdom Tax Considerations

The applicable prospectus supplement will describe the material U.K. tax consequences of the ownership and disposition of the ADSs offered thereunder.

SELLING SHAREHOLDERS

Information regarding the beneficial ownership of our ordinary shares by the selling shareholders, where applicable, the number of ordinary shares and related ADSs being offered by such selling shareholders and the number of ordinary shares beneficially owned by such selling shareholders after an applicable offering, will be set forth in a prospectus supplement, in a post-effective amendment, or in filings we make with the SEC under the Exchange Act which are incorporated by reference.

PLAN OF DISTRIBUTION

The ADSs may be offered and sold by purchasers, transferees, donees, pledgees or other successors in interest, directly or through brokers, dealers, agents or underwriters who may receive compensation in the form of discounts, commissions or similar selling expenses paid by us or any selling shareholder or by a purchaser of the ADSs on whose behalf such broker-dealer may act as agent. Sales and transfers of the ADSs may be effected from time to time in one or more transactions, in private or public transactions, on the Nasdaq Global Market, in the over-the-counter market, in negotiated transactions or otherwise, at a fixed price or prices that may be changed, at market prices prevailing at the time of sale, at negotiated prices, without consideration or by any other legally available means. If sales and transfers are effected by means of an underwriting, underwriting discounts will not exceed 8% of the proceeds of the offering. Any or all of the ADSs may be sold from time to time by means of:

•	a sale to one or more underwriters for resale to the public or to institutional investors in one or more transactions;
•	a block trade, in which a broker or dealer attempts to sell the ADSs as agent but may position and resell a portion of the ADSs as principal to facilitate the transaction;
•	purchases by a broker or dealer as principal and the subsequent sale by such broker or dealer for its account pursuant to this prospectus;
•	ordinary brokerage transactions (which may include long or short sales) and transactions in which the broker solicits purchasers;
•	the writing (sale) of put or call options on the ADSs;
•	the pledging of the ADSs as collateral to secure loans, credit or other financing arrangements and subsequent foreclosure, the disposition of the ADSs by the lender thereunder;
•	an exchange distribution in accordance with the rules of the applicable stock exchange;
•	privately negotiated transactions;
•	settlement of short sales entered into after the date of this prospectus;
•	broker-dealers agreeing with the selling shareholder to sell a specified number of such ADSs at a stipulated price per ADS;
•	a combination of any such methods of sale; and
•	any other legally available means.

To the extent required with respect to a particular offer or sale of the ADSs, we will file a prospectus supplement, which will accompany this prospectus, to disclose:

•	the identity and other information concerning beneficial ownership of any selling shareholders;
•	the number of ADSs to be sold;
•	the purchase price;

We or any selling shareholders may enter into derivative transactions with third parties or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, such third parties (or affiliates of such third parties) may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, such third parties (or affiliates of such third parties) may use securities pledged by us or the selling shareholders or borrowed from us, the selling shareholders or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us or the selling shareholders in settlement of those derivatives to close out any related open borrowings of stock. The third parties (or affiliates of such third parties) in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

We may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus. Such financial institution or third party may transfer its short position to investors in our securities or in connection with a simultaneous offering of other securities offered by this prospectus.

Any selling shareholder may transfer the ADSs by means of gifts, donations and contributions. Subject to certain limitations under rules promulgated under the Securities Act, this prospectus may be used by the recipients of such gifts, donations and contributions to offer and sell the ADSs received by them, directly or through brokers, dealers or agents and in private or public transactions.

In the event of an offering by selling shareholders only, unless otherwise indicated in the prospectus supplement, we will not be subject to any selling or transfer restrictions in connection with such offering.

A selling shareholder, if any, and any broker-dealers who participate in the distribution of the ADSs may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act and any discounts, commissions or similar selling expenses they receive and any profit on the resale of the ADSs purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. As a result, we have informed or will inform any selling shareholder that Regulation M, promulgated under the Exchange Act, may apply to sales by such selling shareholder in the market. Any selling shareholder may agree to indemnify any broker, dealer or agent that participates in transactions involving the sale of the ADSs against certain liabilities, including liabilities arising under the Securities Act.

The aggregate net proceeds to us or to any selling shareholder from the sale of ADSs will be the purchase price of such ADSs less any discounts, concessions or commissions. We will not receive any proceeds from the sale of any ADSs by any selling shareholder.

The ADSs covered by this prospectus may become qualified for sale under Section 4(1) of the Securities Act or Rules 144 or 145 promulgated thereunder, whereupon they may be sold pursuant to such provisions rather than pursuant to this prospectus.

LEGAL MATTERS

Certain legal matters of United States federal law and New York State law will be passed upon for us by Mayer Brown LLP. The validity of the ordinary shares represented by the ADSs and certain other legal matters as to English law will be passed upon for us by Mayer Brown International LLP, our English counsel.

EXPERTS

The consolidated balance sheets of GW Pharmaceuticals plc and subsidiaries as at September 30, 2013 and 2012, and the related consolidated income statements, consolidated statements of changes in equity, and consolidated cash flow statements for each of the three years in the period ended September 30, 2013, incorporated by reference in this Prospectus, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report, which is included by reference herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

SERVICE OF PROCESS AND ENFORCEMENT OF JUDGMENTS

We are incorporated under the laws of England and Wales. Many of our directors and officers reside outside the United States, and a substantial portion of our assets and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for you to serve legal process on us or our directors and executive officers (as well as certain directors, managers and executive officers of the finance subsidiaries) or have any of them appear in a U.S. court.

We have appointed CT Corporation System as our authorized agent upon whom process may be served in any action instituted in any U.S. federal or state court having subject matter jurisdiction in the Borough of Manhattan in New York, New York, arising out of or based upon the ADSs, the deposit agreement or the underwriting agreement related to the ADSs.

Mayer Brown International LLP, our English solicitors, has advised us that there is some doubt as to the enforceability in the United Kingdom, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities based solely on the federal securities laws of the United States. In addition, awards for punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in the United Kingdom will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters.